

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
JUN 15 2005

**NEW ADDRESS



THOMSON
FINANCIAL

FILE NO. 82- 5010 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/14/05



Rabobank


18
19
20
VICASOL

Rabobank Group

Annual Report 2004

Rabobank Nederland

ARLS
12-31-04

1997	1996	1995
194,222	152,068	133,192
117,569	99,717	86,115
98,307	79,854	74,139
83,700	32,800	26,800
2,168	1,656	1,542
9,708	8,791	7,938
11,113	10,280	9,427
11,947	10,973	10,026
107,163	96,095	82,976
8,573	7,688	6,638
10.4	10.6	9.5
11.1	11.3	12.0
5,280	4,375	3,906
3,730	2,921	2,583
254	381	381
0	0	0
0	0	0
1,296	1,073	942
865	741	648
9.8%	9.3%	8.8%
70.6%	66.8%	66.1%
481	510	547
1,823	1,854	1,879
2,750	2,798	2,793
2,268	2,056	1,873
112	87	77
44,667	40,275	37,437
40,927	36,828	34,019
525	585	595
AAA	AAA	AAA
Aaa	Aaa	Aaa


Market shares
in %
100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
Mortgages
Savings
SME
Agricultural


Total income by activity
Domestic retail banking 54%
Wholesale and international retail banking 21%
Asset management and investment 7%
Insurance 10%
Leasing 6%
Real estate 1%
Other 1%


Lending by region
The Netherlands 80%
Rest of Europe 9%
America 7%
Australia / New Zealand 3%
Asia 1%

General: Due to consolidation effects, the figures relating to Group entities will not always correspond with Rabobank Group totals. Percent changes may deviate as a result of rounding effects.

1) The Tier I ratio and the BIS ratio for 2001 have been calculated taking into account the effect on equity of the changed accounting policy for pensions with effect from 1 January 2002.
2) The figures have been restated in connection with the change in accounting policy concerning the recognition of Trust Preferred Securities.
3) The figures have been restated in connection with the change in accounting policy concerning the recognition of investment results on insurance activities.
4) The SAM rating is calculated every two years.

Key figures

	2004	2003	2002	2001	2000	1999	1998
Volume of services (in EUR millions)							
Total assets	**475,089**	403,305	374,720	363,679	342,920	281,218	249,718
Private sector lending	**252,996**	235,425	212,323	197,262	179,137	161,074	129,554
Funds entrusted	**192,123**	172,571	171,632	172,174	146,705	127,527	114,826
Assets managed	**195,000**	184,000	168,000	194,400	166,100	139,800	124,100
Premium income, insurance	**4,012**	3,893	3,660	3,926	3,417	2,867	2,485
Financial position and solvency (in EUR millions)							
Reserves [2]	**18,143**	15,233	14,261	12,380 [1]	12,458	11,217	10,381
Tier I capital	**22,621**	19,660	17,202	15,092 [1]	14,653	13,007	11,817
Qualifying capital	**22,586**	19,892	17,414	15,542 [1]	15,093	13,650	12,660
Total risk-weighted assets	**198,552**	182,820	165,843	152,812	142,278	129,801	114,445
Solvency requirement	**15,887**	14,626	13,268	12,225	11,382	10,384	9,156
Tier I ratio	**11.4**	10.8	10.3	9.9 [1]	10.3	10.0	10.3
BIS ratio	**11.4**	10.9	10.5	10.2 [1]	10.6	10.5	11.1
Profit and loss account (in EUR millions)							
Total income [2,3]	**10,055**	9,018	8,518	8,388	7,714	6,801	5,832
Operating expenses	**6,732**	6,243	5,839	5,965	5,459	4,826	4,099
Value adjustments to receivables	**525**	575	500	480	360	350	340
Value adjustments to financial fixed assets [3]	**(11)**	(148)	252	59	9	0	0
Addition to the fund for general banking risks	**0**	0	0	0	52	100	0
Operating profit before taxation	**2,809**	2,348	1,927	1,884	1,834	1,525	1,393
Net profit	**1,536**	1,370	1,222	1,178	1,166	1,017	936
Ratios							
Return on reserves	**10.1%**	9.6%	9.9%	9.5%	10.4%	9.8%	9.6%
Efficiency ratio	**67.0%**	69.2%	68.5%	71.1%	70.8%	70.9%	70.3%
Near-you							
Member Rabobanks	**288**	328	349	369	397	424	445
Offices:							
- branches	**1,299**	1,378	1,516	1,648	1,727	1,795	1,797
- contact points	**2,965**	2,800	2,697	2,618	2,693	2,719	2,727
Cash dispensing machines	**3,062**	2,981	2,979	2,889	2,676	2,546	2,430
Foreign offices	**244**	222	169	137	142	147	150
Employees							
- total number	**56,324**	57,055	58,096	58,120	55,098	53,147	49,465
- full-time equivalents	**50,216**	50,849	51,867	52,173	49,711	48,224	45,310
Employee satisfaction	**85%**	85%	84%	83%	82%	80%	
Client data							
Members (x 1,000)	**1,456**	1,360	1,108	825	550	510	515
Membership / customer ratio	**16.7%**	16.0%	13.2%	9.7%	6.1%		
Rating							
Standard & Poor's	**AAA**	AAA	AAA	AAA	AAA	AAA	AAA
Moody's Investor Service	**Aaa**	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa
SAM rating (corporate social responsibility) [4]		74%		64%			

Profile of Rabobank Group


VICASOL

Rabobank Group is a financial services provider operating on the basis of cooperative principles, while offering an extensive range of financial services and products. Its origins are in the local loan cooperatives that were founded in the Netherlands more than a century ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a long tradition in the agricultural sector and in small and medium-sized enterprises.

The Rabobank Group comprises 288 independent local cooperative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its domestic and international subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 56,324 staff and is represented in 37 countries.

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's cooperative core business. The banks are members and shareholders of the supralocal cooperative organisation, Rabobank Nederland, which advises and supports the banks in providing local services. Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their cooperative structure and a current membership of almost 1.5 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.

In the international environment, Rabobank Group's ambition is to be the best food & agri bank, with a strong presence in the world's major food & agriculture countries. For this purpose, the Group will use the experience it has accumulated in the Netherlands over many years.

In addition, the Group wishes to excel in sustainable entrepreneurship and banking throughout the world, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses.
We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:

- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

Contents

Key figures cover
Profile cover

Chairman's foreword 2
Executive Board and Supervisory Board of Rabobank Nederland 5
Report of the Supervisory Board of Rabobank Nederland 6

Report of the Executive Board

Highlights 10
Strategy 12
Financial objectives and outlook 18
International Financial Reporting Standards 19
Customer value 21
Membership policy 23
Employees 25
Core activities 29
- Domestic retail banking 30
- Wholesale and international retail banking 37
- Asset management and investment 42
- Insurance 46
- Leasing 50
- Real estate 53
Organisation and risk management 56
- Corporate governance 57
- Risk management 61
Corporate social responsibility 70

Annual figures for 2004

Consolidated balance sheet 72
Consolidated profit and loss account 73
Cash flow statement 74
Movements in reserves 75
Notes to the balance sheet 76
Notes to the profit and loss account 78
Auditors' report 80

Other information

Directors and management of Rabobank Group 81
Glossary of terms 83
Colophon 85
Rabobank Group international network 86

Profile of Group entities 88
Organisation chart cover

Chairman's foreword

Rabobank Group has its roots in the Dutch agricultural sector. Founded over a century ago, we have since become the uncontested market leader in numerous business areas. But our ambitions stretch even further. We also want to be the global number 1 in food & agri. That ambition is spelled out in the theme of this Annual Report, which illustrates the role we are playing as a financial link in the food chain throughout the world today. A number of new, concrete initiatives have been taken in order to strengthen that role: from Poland to Utrecht and from China to the west of the USA. These are steps that made 2004 a special year for Rabobank Group.

A year of hopes and fears

The year 2004 can probably best be described as a year spent between hope and fear. Fear reigned in the financial markets because of the oil price volatility fuelled by the crisis in Iraq and its unpredictable consequences for the world economy. Disaster struck, not only in large parts of Asia after the tsunami, but also in Africa and the Middle East, where smouldering and blazing political trouble spots just cannot be resolved. Yet, there was a glimmer of hope. Despite all the gloominess, world trade increased significantly. The economy in Europe too, seemed to turn around and head in a more positive direction again. Growth was still meagre however, both in our European neighbour states and in the Netherlands itself, and leaned mostly on strongly increased exports. Confronted with a government cutback policy that was too strict as well as badly timed, Dutch consumers still kept a tight hand on their purses, although they did spend slightly more than in 2003.

A successful result

Amidst this unpredictability, Rabobank Group achieved a successful result. Net profit was 12% higher, which was in line with the long-term target. The Group performed well across the board. Despite the ailing economy, domestic retail banking operations - the bulk of which is performed by the local Rabobanks - held up well in 2004. Wholesale banking operations, including the international retail banking operations integrated therein, showed another marked result improvement. The insurance business likewise showed a marked growth in profit before taxation, continuing the trend of 2003. Results on asset management, leasing and real estate equally showed a handsome increase.

Market leadership in the Netherlands

These achievements further strengthened the foundation on which we can build our ambitions. Rabobank Group wants to be the all-finance market leader in the Netherlands and important steps were taken in the year under review in order to underpin our influential position even further. These steps included the internal bundling of strengths to increase our share of the market for wealthy private individuals, reinforcing the basis for successful operations in the corporate market, and launching a focused campaign to increase our market share in large cities, particularly among ethnic minorities. Market leadership in all-finance also requires a leading position in the insurance market. A first step in that direction was made with Rabobank Group's collaboration agreement with Eureko/Achmea, which was concluded early in 2004. This agreement takes the form of a 5% interest in Eureko Group's capital and the start of intensive collaboration in healthcare insurance between our insurer Interpolis and Zilveren Kruis Achmea.

World's number 1 in food & agri

The investments aimed at being the world's number 1 in food & agri were increased in the year under review. For example, at the end of 2004 we acquired a 35% interest in the Polish Bank Gospodarki Zywnosciowej (BGZ) for the sum of approximately EUR 150 million. With 300 offices throughout the country, BGZ is the most important bank in the Polish agricultural sector. Our wish for accelerated growth in the USA received a setback when the planned take-over of Farm Credit Services of America fell through in the end. However, we have not changed our goal to become one of the major financiers of farmers and ranchers in the USA in the coming five years, by means of organic growth and smaller acquisitions.

Corporate social responsibility

In order to be a global leader in sustainable development, Rabobank Group wants to give corporate social responsibility (CSR) an even higher profile. It is vital to embed firm principles in the reality of day-to-day business. This includes incorporating relevant CSR standards in the lending process and other forms of service provision, making our operations more sustainable, increasing our market share in sustainable financial products and stimulating the social involvement of Rabobank staff. Abroad, this social involvement is put into practice via the Rabobank Development Program (RDP). This programme, which was launched last year, brings together various activities, some of which have existed for some time, and new initiatives. The Rabobank Foundation - which celebrated its 30th anniversary in 2004 - has supported numerous projects in developing countries for more than three decades in order to help the local population on their way to economic independence. This effort received some new impulses. After the tsunami, action was taken via the Foundation to rebuild affected areas. In addition, a new initiative was developed to improve access to financial services for the local population in a limited number of developing countries through participations in existing loan cooperatives. It is our intention to deploy Rabobank staff in the activities of the RDP.

Larger and more professional local Rabobanks

The member Rabobanks play a key role in achieving our objective of being the market leader in the Netherlands. In order to fill that role successfully, it is necessary to strengthen the quality and the professionalism of the local banks. In 2004, a significant upsizing process was started with the aim, through mergers, of creating a smaller number of local banks of sufficient size to be able to provide complex financial services independently. This is very important for the realisation of our ambitions - a greater market share of the upper segment of the private individuals and corporate markets. The move towards a smaller number of larger banks will not affect the policy of being - and remaining - the 'near-you' bank of the Netherlands. Indeed, by using innovative distribution formulas, the upsizing will go hand in hand with an extension of the number of client interface points.



Operation Service

The move towards a higher service level at the local banks did not go unfelt at Rabobank Nederland. A major reorganisation of the central support structure was initiated with the aim of shaping the support function to more closely meet the service needs of a smaller number of professionalised local banks. This reorganisation - Operation Service - is expected to generate cost savings of EUR 200 million, partly by a staff reduction of 1,200 FTEs. For the local banks, Operation Service will result in a better, more efficient and more transparent service from Rabobank Nederland for a lower net cost.

2005: the year of service

Last year was characterised by change. These changes had a single objective: laying the foundations for even better service provision to our clients. Obviously, in the first place this concerned services to our clients at home and abroad, but, equally important, also to the member Rabobanks, in the form of more effective and superior services from the central support function. It is my wish and that of my colleagues on the Executive Board that 2005 will be the year in which the word 'service' is branded in large bold letters throughout Rabobank Group. With the same dedication with which our 56,000 staff and managers contributed to the successful year under review, this should be feasible. The commitment of the more than 3,000 managers and supervisors of our local banks is equally essential. Staff, managers and local managers deserve our gratitude for the huge effort they made in the year under review. The members of the local banks deserve respect for their commitment. Their input and that of our other clients keeps us focused. Ultimately, it is their shared opinion of our service provision that will determine whether 2005 will be the year of service.

Moderately positive about 2005

We are moderately positive about the current financial year 2005. We expect the economy to grow further, albeit just slightly, with export growth levelling off and a further slight recovery of domestic spending. Rabobank Group can benefit from these developments, provided the gap between long-term and short-term interest rates does not shrink much further. In 2005, Rabobank will report under International Financial Reporting Standards for the first time, which will mean more volatile results. Nevertheless, and barring unforeseen circumstances, Rabobank Group expects to be able to sustain the upward trend in the long-term development of its results.



Bert Heemskerk,
Chairman of the Executive Board of Rabobank Nederland

Executive Board and Supervisory Board of Rabobank Nederland*

Executive Board (with responsibility areas)

Bert Heemskerk (H.), Chairman
- Personnel
- Compliance
- Audit
- Legal and Tax Affairs
- Communication
- Executive Secretariat
- Knowledge and Economic Research

Rik baron van Slingelandt (D.J.M.G.)
- Rabobank International Network
- Global Financial Markets
- Corporate Finance
- Wholesale Support

Hans ten Cate (J.C.)
- Rabobank Nederland Corporate Clients
- Credit Risk Management (authorisation)
- Special Management
- Corporate Social Responsibility

Bert Bruggink (A.)
- Accounting & Control
- Risk Management
- Treasury

Piet van Schijndel (P.J.A.)
- Private Individuals
- Private Banking
- Group ICT

Piet Moerland (P.W.)
- Cooperative and Management Affairs
- Small and Medium-sized Enterprises sector
- Shared Services & Facilities

Secretary to the Executive Board

Rens Dinkhuijsen (L.A.M.)

Supervisory Board

Lense Koopmans (L.), Chairman
Antoon Vermeer (A.J.A.M.), Deputy Chairman
Sjoerd Eisma (S.E.), Secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.)
Wim Duisenberg (W.F.)
Marinus Minderhoud (M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)

Advisory Board

Jan Brouwer (J.G.B.)
Wout Dekker (W.)
Derk Haank (D.)
Herman Hazewinkel (H.J.)
Hans Huis in 't Veld (J.C.)
Dick van Hedel (T.J.M.)
Roelof Hendriks (R.)
Rokus van Iperen (R.L.)
Leonor Lindner (L.)
Dick Sluimers (D.M.)
Claudia Zuiderwijk (C.J.G.)

* As of 1 April 2005



From left to right: Bert Bruggink, Piet van Schijndel, Bert Heemskerk, Rik baron van Slingelandt, Piet Moerland and Hans ten Cate.

Report of the Supervisory Board of Rabobank Nederland

Membership of the Supervisory Board

The Supervisory Board's profile sets out the requirements concerning the expertise and membership of the Board. Apart from having a broad and expert membership, it is vital that the Supervisory Board is independent and that any semblance of a conflict of interest is avoided.
The independence requirement receives a great deal of attention in the appointment or reappointment of members of the Supervisory Board.

At the General Meeting of Rabobank Nederland on 16 June 2004, Mr W.F. Duisenberg and Professor A.H.C.M. Walravens were appointed as new members of the Supervisory Board. The latter appointment resulted from the extension of the strategic collaboration pursued by Rabobank Nederland and Eureko/Achmea, which includes an agreement on the joint appointment of a member of the Supervisory Board. The General Meeting on 16 June 2004 reappointed Mr T. de Boon and Mr B. Bijvoet to the Supervisory Board. As from 24 June 2004, the members of the Supervisory Board are as follows.

Supervisory Board

Lense Koopmans	Chairman
Antoon Vermeer	Deputy Chairman
Sjoerd Eisma	Secretary
Leo Berndsen	Member
Bernard Bijvoet	Member
Teun de Boon	Member
Wim Duisenberg	Member
Marinus Minderhoud	Member
Hans van Rossum	Member
Herman Scheffer	Member
Martin Tielen	Member
Aad Veenman	Member
Arnold Walravens	Member

Committees of the Supervisory Board

The Supervisory Board has four committees. These committees advise the Supervisory Board, which, in turn, bases its decisions in part on this advice. The members of the four committees since 2 December 2004 are listed on the right-hand page.

Working methods

To support it in the proper performance of its duties, the Supervisory Board regularly requests information on banking and non-banking issues. In 2004, it paid specific attention to activities aimed at being in control, the introduction of the IFRS rules, the Tabaksblat Code and the examinations of the internal audit department of complex funding



"The grain trade will expand in the coming years, as will the competition. Nevertheless, European political decisions, such as the regulation of crop prices, are still the biggest influence on our sector."



Alexander Rothe, Chief Executive Officer of Getreide AG, Germany, a grain trader and supplier of raw materials to farmers

Committee and duties	Committee members	
Audit Committee Preparatory work for the Supervisory Board's decision-making on financial issues.	Marinus Minderhoud	chairman
	Leo Berndsen	permanent member
	Lense Koopmans	permanent member
	Wim Duisenberg	rotating member
	Sjoerd Eisma	rotating member
	Aad Veenman	rotating member
	Antoon Vermeer	rotating member
Cooperative Issues Committee Preparatory work for the Supervisory Board's decision-making on intended policies of the Executive Board concerning the cooperative structure of the member banks and of Rabobank Nederland.	Antoon Vermeer	chairman
	Lense Koopmans	permanent member
	Martin Tielen	permanent member
	Teun de Boon	rotating member
	Bernard Bijvoet	rotating member
	Hans van Rossum	rotating member
	Herman Scheffer	rotating member
	Arnold Walravens	rotating member
Appointment and Remuneration Committee Preparatory work for the Supervisory Board's decision-making on the appointment, suspension and dismissal of members of the Executive Board and on the policy concerning their remuneration.	Lense Koopmans	chairman
	Herman Scheffer	member
	Aad Veenman	member
	Antoon Vermeer	member
	Arnold Walravens	member
Appeals Committee Body of appeal in disputes between member banks or between one or more member banks and Rabobank Nederland.	Sjoerd Eisma	chairman
	Hans van Rossum	member
	Martin Tielen	member

It has been decided to split the Appointment and Remuneration Committee into two separate committees in 2005.






transactions and guarantees. The Supervisory Board met eight times in 2004, the Audit Committee and the Cooperative Issues Committee five times, the Appointment and Remuneration Committee four times and the Appeals Committee three times. The Chairman of the Supervisory Board has contact at least monthly with the Chairman of the Executive Board and holds monthly meetings with the internal auditor. In addition, the Chairman of the Supervisory Board, the Chairman of the Audit Committee, the external auditor and the internal audit department meet at least four times a year.

Membership of the Executive Board

On 15 November 2004, Professor A. Bruggink joined the Executive Board as Chief Financial Officer (CFO). The duties and responsibilities of the CFO had been temporarily taken on by the Chairman of the Executive Board. Until 15 November 2004, Mr Bruggink was head of Control Rabobank Group within Rabobank Nederland. On 1 July 2004, Mr J.J. Verhaegen, having reached the pensionable age, retired from the Executive Board. We thank Mr Verhaegen for his dedication and commitment to Rabobank Group over a period of many years and for the major contribution he made to the development of funds transfers in the Netherlands.

Corporate governance

Corporate governance at Rabobank Nederland is discussed in the chapter 'Corporate governance'. The Supervisory Board fully endorses the content of that chapter.

The Supervisory Board's own performance

In 2004, the Supervisory Board considered its own performance, both as a collective and as individual members. The matters assessed included members' attendance at Board meetings and the extent to which the Supervisory Board complied with its desired profile, as well as its composition and required competencies. The aim of this assessment is to improve the Supervisory Board's performance where possible by means of focused investment in the expertise of Board members. It has been decided to perform this assessment annually.

Performance of supervisory role

In 2004, the Supervisory Board performed its usual duty of assessing the performance of the Executive Board and its individual members and arrived at conclusions on the basis thereof. In addition, it supervised the general conduct of affairs at Rabobank Nederland and its affiliated entities and regularly served as a sounding board for the Executive Board. A number of issues on which decisions had been reached earlier, such as Rabobank Vision 2005+, were discussed again in 2004. Recurring issues included the strategy and the risks inherent to the business, as well as the design and operation of the internal risk management and control systems and significant changes made therein. The intensification of the collaboration with Eureko/Achmea received a great deal of attention.

Special attention was paid to the following subjects.

1) Financial statements 2003

The Audit Committee did intensive preparatory work to facilitate the review of the 2003 financial statements. This included a detailed discussion with the Executive Board of the management letter and the report of the auditors, in the presence of both the internal auditor and the external auditors.

2) Budget 2005

In accordance with the Articles of Association, the budget for 2005 was discussed and approved by the Supervisory Board. Again, the Audit Committee provided important input for this purpose.



3) Member benefit system

Within Rabobank, intensive discussions have been going on for some time as to both the desirability and feasibility of a member benefit system. The impact of a possible introduction of such a system would be major, in both organisational and financial terms. In 2004, the Cooperative Issues Committee closely followed developments in this area. The Supervisory Board supports the Executive Board's desire to hold extensive discussions with the local banks on this subject. It is expected that final conclusions will be drawn in the course of 2005.

4) Operation Service

The members of the Supervisory Board critically monitored the review of Rabobank Nederland regarding the desired and necessary support activities for the local Rabobanks. The Supervisory Board approved the reorganisation now initiated, involving a redistribution of activities and staff reduction of 1,200 FTEs. The Board is convinced that this will enable Rabobank Nederland to operate in a more customer-oriented way in support of the local banks as well as to reduce the costs charged on to the local banks. The members of the Supervisory Board emphasised the vital importance of the related culture change at Rabobank Nederland.

5) Strategic developments

The Supervisory Board regularly considered proposed participating interests and acquisitions. In the international environment, such developments often take place in the context of the foreign retail banking strategy. Proper attention was paid to monitoring both the alignment and the management of proposed participating interests or acquisitions as well as the solvency requirement. A recurring topic was the envisaged strengthening of the collaboration with Eureko/Achmea, which is being carefully pursued by the Executive Board and is the subject of intensive consultation with the Supervisory Board.

6) Change to local management model

The change to the management model of local banks was finalised in 2004. Local banks could opt for the partnership model, which has existed since 1998, or the management model, with appointed professional managers combined with elected supervisors and a member council. The Supervisory Board of Rabobank Nederland closely monitored how the new model was formed, parallel to the existing one, in terms of changes to the Articles of Association, regulations and profiles and how it was introduced in the organisation.

Proposal to the General Meeting

In compliance with the relevant provisions of the Articles of Association of Rabobank Nederland, the Supervisory Board has reviewed the annual report and the financial statements for 2004. This review included a discussion with the external auditors. Partly on the basis of the unqualified auditors' report issued by Ernst & Young Accountants and having regard to the provisions of Article 20, paragraph i, of the Articles of Association, the Supervisory Board proposes that the General Meeting of Rabobank Nederland adopt the financial statements for 2004 and appropriate the profit for the year as proposed.



Highlights

Rabobank Group booked a number of impressive successes in the year under review. Major progress was made in the further definition of the Group's strategy. The services and products of Group entities received several awards and were given high ratings in a number of surveys. However, it was not a success story in all cases and there is certainly room for improvement.

The Group reinforced its reserves by the equivalent of EUR 2 billion in Tier I capital. It did this by means of a successful issue of Trust Preferred Securities, which was made in three different currencies and was several times oversubscribed. Australian investors voted the emission the 'Hybrid deal of the year' and Euroweek, the magazine for the financial markets, awarded it the title of 'Best Financial Bond' in 2004.

Early in the year, a collaboration agreement was signed with Eureko/ Achmea. The agreement was put into practice during the year in the form of a 5% interest in Eureko Group's capital and the start of intensive collaboration in healthcare insurance between Interpolis and Zilveren Kruis.

In the final quarter of 2004, Rabobank Group acquired a 35% interest in the Polish BGZ bank and announced its plan to start a strategic collaboration with the Turkish Sekerbank. Unfortunately, the planned acquisition of Farm Credit Services of America (FCSA) announced in mid-2004 did not go ahead due to political pressure on FCSA not to leave the American Farm Credit System.

The upsizing progressed successfully. This process was started in 2004 to create, through the merger of local banks, a smaller number of more powerful banks without affecting the aim to be and remain the 'near-you' bank. In the year under review, the number of local Rabobanks declined by 40, to 288. The upsizing towards greater expertise and professionalism is necessary, especially to be able to provide adequate services to the top segment of the private individuals and corporate markets. As an extension of this, Operation Service was initiated at Rabobank Nederland in order to shape its support function to more closely meet the service needs of the professionalised banks. This reorganisation is expected to generate cost savings of EUR 200 million, partly by a staff reduction of 1,200 FTEs. Besides better service from Rabobank Nederland, Operation Service will result in lower costs for the local banks.



"Getreide AG has evolved into a major partner in the agricultural sector in North Germany. The company is an efficient intermediary between crop growers and the world grain and oilseed market. As the Rabobank,

Out of the 1,200 job positions to be cut, Rabobank Nederland had already achieved a reduction of 400 at the end of 2004. The local banks failed to keep up the rate of local staff reductions of the past few years under a programme of tight cost control. In 2004, the number of staff reductions was just 934 FTEs, compared with 1,921 in 2003 and 1,643 in 2002.

In 2004, the savings market grew by 8% in the Netherlands. Rabobank Group succeeded in increasing its share of this growing market by 1 percentage point, to 39%. This is an excellent performance, considering the ever growing competition in the savings market and Rabobank's declining market share in recent years. Rabobank Group did not achieve its goal of at least maintaining its share of the equally competitive mortgage market at the level of 2003. The bank's total market share declined by 1 percentage point to 25%.

Rabobank Group pursues a (global) leading position in sustainable entrepreneurship. One of the criteria for this is high market shares in sustainable financial products. An example of such products is green financing, a field where Rabobank, with a 50% share, is the clear market leader in the Netherlands. The Rabo Groen Bank, which provides these loans, achieved a milestone just before the end of 2004, when its balance sheet total passed the EUR 2 billion mark. Corporate social responsibility also means making one's own operations more sustainable.

Accordingly, a framework contract was concluded in 2004, under which more than 1,300 locations within Rabobank Group in the Netherlands will be fully powered by green energy as from 2005. The target 10% reduction in paper use within Rabobank Group was not met in 2004. In the year under review, the reduction achieved was 7%.

In 2004, the Rabobank site www.rabobank.nl was awarded the title of best financial website of the year and Alex was voted the best service provider in online investing. In a survey of the business finance sector, conducted by the new business magazine Incompany, Rabobank came out as the 'absolute number 1 among the large banks'.
The Management Team magazine interviewed top managers about the quality of financial service provision. According to this magazine, Rabobank Group emerged as 'the glorious winner'. Among the ten financial businesses with the highest score (three stars), there were no fewer than five Group subsidiaries.

we have been able to offer the company customised financing. The mutual understanding that this has fostered forms the basis of our support for Getreide's future growth, both in its domestic market and abroad."



Gerd Böckenhoff, Senior Relationship Manager, Rabobank International, Frankfurt

Strategy: Plotting a course into the future

In the year under review, Rabobank Group, being the local Rabobanks, Rabobank Nederland and its subsidiaries, made significant progress on the route towards achieving its strategic objectives. Rabobank Group aims to be the largest, best and most innovative all-finance service provider in the Netherlands and the world's uncontested number 1 food & agri business bank. In addition, the Group wants to be a world leader in sustainable entrepreneurship.

Rabobank Group's core objective is and remains the creation of maximum customer value combined with healthy business development. It aims to achieve that objective by offering services and products with the best possible price/quality balance. Customer value is the combination of acting in the clients' best interests, customer satisfaction with the service provision and the extent to which clients endorse Rabobank's brand values. Customer value is measured each year with the aid of the customer value monitor (see page 21).

Leading all-finance service provider in the Netherlands

Near-you, committed and leading

The Rabobank brand stands for 'near-you', 'committed' and 'leading'. Given its origins as a cooperative, Rabobank is firmly rooted in local society. As the 'bank-near-you' of the Netherlands, Rabobank knows its clients and market opportunities better than any other bank. Rabobank is different from other financial institutions in the Netherlands in that clients can become members of the organisation. This membership offers a unique opportunity to enter into a long and meaningful relationship with clients. Through their influence on the bank's policy, members feel structurally involved in Rabobank's continuity and future and can even help shape that future. The scope created in the articles of association last year to install member councils at the local banks has opened the way to embedding member control deeper in the Rabobank organisation (see the chapter on Corporate Governance on page 57). The success of the membership policy was reflected in a 7% increase in membership in 2004, to almost 1.5 million.

Rabobank is a leading and innovative player and wishes to be recognised as such by its clients. In order to achieve this, it aims for market leadership in all fields of financial services, including insurance.

Why market leadership?

Being market leader is not a goal in itself but a means of achieving maximum customer value. Substantial market positions are necessary to:

- be seen and experienced as the number 1 in financial services;
- be able to recruit and retain people with the required expertise;
- be able to operate efficiently and cost-effectively in the market;
- be able to make the large investments required in product and process innovation, given the increasing importance of innovative power.

In order to be regarded as the number 1 in financial services, Rabobank wants to be the clients' first choice and best buy. This could mean local Rabobanks selling third-party products besides their own. This is in line with the trend of 'open architecture', which aims at offering proprietary as well as third-party products, so that the client can choose from the broadest possible product range. For example, since September 2004 the local banks are offering not only Robeco investment funds but also ABN AMRO, ING, Delta Lloyd, Fortis, Fidelity and Merrill Lynch investment funds. Clients increasingly insist on independence from their financial service provider. Precisely for that reason, the biggest challenge is to provide own products that are superior to those of the competition.

Sustaining and reinforcing market leadership also requires constant performance improvement. This will be achieved by a combination of higher added value and lower costs, the net result of which should be higher banking productivity. This is a necessary move in view of the long-term squeeze of interest rate margins, growing competition from new financial and non-financial players, increasing (price) transparency of financial products as well as technological developments such as Internet banking.

In the years ahead, Rabobank Group's ambitions in the Netherlands are primarily focused on achieving market leadership via the local Rabobanks. Rabobank Group's subsidiaries and production units will contribute to this by means of multi-distribution and white labelling. In order to be both the leading and the largest all-finance service provider in the Netherlands, the bank's prime focus for the immediate future will be on further strengthening its position in the insurance market.

Primarily via the local banks

Through the local banks, Rabobank Group occupies an influential and dominant position in many sectors of the Dutch financial retail market. This position is the direct result of having been near to the client and showing strong commitment to clients for over a century.

Sustaining and extending that position is not achieved without effort. It is vital to remain alert in order to be able to tackle growing competition and other market developments. For example, in the year under review an effective response was formulated to the rapidly changing client demands in terms of the distribution channels through which they wish to purchase financial services. Channel differentiation and optimisation of the office network are at the core of this. A proper mix of these two elements will result in an increased number of client interface points and lower office space costs. In this way, Rabobank can retain that distinctive characteristic as the 'bank-near-you' in the Netherlands. In this context, further expansion of the virtual bank is expected. The fact is that clients consider Rabobank to be 'near to them' because it is available 24 hours a day, 7 days a week, via the telephone or the Internet. Not surprisingly, users voted the www.rabobank.nl website the best financial website in the Netherlands in 2004.

Market leadership through the local Rabobanks has not yet been achieved in certain client groups and geographical areas or in some product markets. That is why in the years ahead the local Rabobanks are aiming at:

- strengthening the position in the upper range of the private individuals and corporate markets;
- reinforcing the market positions in large-city areas, particularly among private individuals, ethnic minorities and small and medium-sized enterprises;
- growing the market share in insurance, consumer credit and real estate;
- defending the large market share in the agricultural sector.

Complementary contribution by means of multi-distribution, white labelling and cost sharing

Complementary to the activities of the local Rabobanks, multi-distribution, white labelling and cost sharing can contribute to achieving the desired market leadership in the Netherlands. Concrete multi-distribution activities have been undertaken in recent years.

For example, Rabobank, in collaboration with the ABP pension fund, formed the mortgage subsidiary Obvion in April 2002 in response to the increased popularity of brokers in the mortgage market. In addition, the well-known Internet broker Alex was acquired from Dexia in 2003. This acquisition not only resulted in a substantial enlargement of the client base with active, price-conscious investors, but also in a significant increase in the number of securities transactions, allowing a major decrease in the cost per order to be realised. The handling of securities transactions for Friesland Bank - an example of white labelling - which was started in 2002, also contributes to the planned reduction in costs.

An example of cost sharing in the field of securities is the cross-border platform for securities transactions settlement, which was formed in 2004 together with the Belgian KBC banking and insurance group. The aim of this joint venture is to significantly lower the cost of securities transactions, which will ultimately benefit the clients.

Added value of the subsidiaries

The subsidiaries of Rabobank Nederland are expected to make a major contribution towards achieving Rabobank Group's market leadership ambition. Besides attractive returns from their own autonomous activities, their goal is to strengthen Rabobank's strategic position and image both at home and abroad and to improve its overall risk profile. The subsidiaries fulfil the role of competence centres for the local banks. In addition, nearly all of them serve their own client base besides that of the local member Rabobanks.

Identity as strength

Rabobank expressly uses its cooperative character to achieve market leadership in the Netherlands. The members of the local Rabobanks are tangible evidence that Rabobank is 'a different bank'. This membership creates a unique opportunity for the bank to strengthen its ties with the market. If clients truly experience the bank as 'committed', 'near-you' and 'leading', this offers countless opportunities. It is up to the local banks to define this further, for instance by making maximum use of the ability to consult representatives of both members and clients in member councils, members' meetings and panels. Another possibility is to set up 'communities' locally, i.e. discussion groups around selected issues.

'The new Rabobank'

The local Rabobanks are accelerating their development into larger and more self-conscious entities that can also serve the upper segment of the market. In the year under review, consensus was reached with the local banks on the outlines of 'the new Rabobank'. This is the outcome of the discussion with the local banks on the 'Rabobank Vision 2005+' policy statement for the future, which was jointly finalised in the autumn of 2003.

'The new Rabobank' is a local bank of sufficient size and quality to be able to provide complex financial services to clients independently and which at the same time is small enough to still fulfil the promise of being 'near-you' and 'committed'. A precondition for this is upscaling through mergers aimed at quality and efficiency enhancement. This model is supported broadly, as is evidenced by the many mergers of local Rabobanks now in progress. This trend will develop in line with the new 'Rabo map' of the Netherlands, which was adopted by the local Rabobanks in the year under review and which comprises 150 operating regions and an equal number of larger local banks.

"The meat industry here is extremely competitive. To survive we modernised our factories and processes in order to survive and to ensure we are consistent with industry best practise. As a result, last year AFFCO's 100th centenary, recorded a record profit for the company."





Sam Lewis, Chairman of AFFCO, New Zealand, a leading lamb and meat processing company

The move towards a smaller number of larger banks will not affect the 'near-you' promise. Indeed, by using innovative distribution formulas it will go hand in hand with an extension of the number of client interface points. The number of interface points is expected to increase by 10% to 3,200 in the years ahead.

Upscaling and professionalisation also mean that local Rabobanks will have more freedom of movement in the future. They are given maximum opportunities to show local entrepreneurship. The independent service provision to ever larger corporate clients with more complex financial needs is an example of this.

World number 1 in the food & agri market

International ambitions

Internationally, Rabobank Group is building on its intrinsic strengths. These lie chiefly in its extensive knowledge of and experience in retail banking and the food & agri business. Rabobank Group's international strategy is therefore primarily aimed at achieving a leading position globally as an international food & agri bank, where possible in conjunction with retail activities in rural areas in up-and-coming countries.

Global food & agri strategy

This international niche strategy is directed at having a presence in the world's major food & agri countries and at acquiring a position as an important financial link in international agricultural trade flows. The strategy is implemented by Rabobank International, Rabobank Group's international corporate and investment bank. Accordingly, Rabobank International pursues a global leading position in serving the agri and food industry and the international agricultural trading firms.

In order to be a competitive bank for these clients, Rabobank International also has large multinationals outside the food & agri sector and financial institutions among its clients.

A leading factor in the further development of the international business however, is to safeguard the continued ability to meet the financial needs of core clients in the food & agri business and to fulfil the Group's needs in terms of funding and solvency and liquidity management. Thanks to its global niche strategy, Rabobank International has established solid positions, particularly in Australia/New Zealand and the USA, where food & agri-related retail activities have also been developed via selective acquisitions.

In emerging food & agri countries: focus on retail activities first

Besides in the established countries, Rabobank also wants to build positions in emerging countries with a large food & agri potential. An important feature of these countries is that the agricultural sector is on the eve of a number of consolidation cycles and that, consequently, the majority of the food & agri businesses operating there will initially still be small in size.

That is why, in emerging countries, Rabobank International is initially interested in acquiring or participating in banks with a strong retail position outside the big cities among private individuals, small and medium-sized enterprises and in the primary agricultural sector. In this context, Rabobank International is looking especially at countries such as China, India, Indonesia, Brazil, a few countries in Central and Eastern Europe and Turkey. At the end of 2004, Rabobank International acquired a 35.3% interest in the Polish BGZ bank and signed a letter of intent for



the acquisition of a majority interest in the Turkish Sekerbank. The move in Poland was made in collaboration with the EBRD, which acquired a 15% interest. Together, they are BGZ's new controlling shareholder, where formerly this was the Polish state.

Once they have grown into mature economies, the emerging countries will offer new opportunities. Parties that will by that time have developed into large players in the food and agri industry, but also the agricultural exporters, can then be served from Rabobank International's corporate and investment banking network. Meanwhile, the international retail activities, including those related to the food & agri business, are showing very strong growth. ACC Bank, in Ireland, showed the strongest growth in 2004, with lending up by more than 50%. The long-term target for the international retail activities is to account for 50% of Rabobank International's result.

European collaboration

In Europe, Rabobank focuses on intensified collaboration with its (cooperative) partners in the Groupement Européen des Banques Coopératives and the Unico Banking Group, which was founded back in 1977 by Rabobank and a number of fellow European cooperative banks. Unico Banking Group has since made an important contribution towards the development of an international orientation at Rabobank, which was practically non-existent at the time. Today, Rabobank considers it its duty to explore the possibilities of further defining and extending the collaboration with its Unico partners, which is partly of a commercial and partly of an operational nature.

Global leader in sustainability

Embedding sustainability

Apart from being the uncontested number 1 in food & agri, Rabobank also wishes to be seen worldwide as a leader in sustainable entrepreneurship. This ambition perfectly complements the bank's identity and social positioning. Rabobank plans to further integrate its corporate social responsibility (CSR) policy in its day-to-day activities in order to achieve that goal. This includes:

- implementing relevant CSR criteria in regular loan granting processes and other services;
- consolidating and, where possible, extending its market share in sustainable financial products, such as green funds and green bonds, and participating in the trade in CO_2 and NO_x emission rights;
- improving sustainable operations;
- stimulating the possibility for social engagement by Rabobank staff.

Rabobank Development Program

In addition, the Rabobank Development Program (RDP) was set up in 2004 to help foreign loan cooperatives in a limited number of developing countries to grow into fully-fledged cooperative banks. This involvement is being embodied in financial participation in and hands-on support to the institutions concerned, using Rabobank's unique experience in this field. This is done from the firm belief that cooperatives can make an important contribution towards the economic development of the countries concerned and to the financial emancipation of their inhabitants.



The RDP will work closely with the Rabobank Foundation, which has been supporting numerous projects in developing countries for over 30 years, aimed at making the local population economically independent.

Ambitions for 2005

In 2005 the local Rabobanks will continue to merge at a rapid pace, in line with the 'Rabobank Vision 2005+' policy statement. Further upscaling and enhancement of the professionalism and expertise of the local banks should lead, among other things, to a stronger position in the upper segment of the private individuals and corporate markets. In 2005, the support provided by Rabobank Nederland to the local banks will be further adapted to meet the changing needs that this upscaling will entail. For that purpose, Operation Service was launched in the year under review. This operation is set to result in streamlined support activities, involving a reduction of 1,200 job positions.

In addition, a study will be conducted together with Eureko/Achmea into how the ambitions for growth in insurance can be defined further. Internationally, sizeable investments will be made in the growth of services provided to food & agri clients. Furthermore, interesting candidates for acquisition will be actively sought in emerging countries with a high food & agri potential.

The Rabobank Development Program is expected to make its first investment in cooperative loan institutions in developing countries. This will put into practice Rabobank's belief that it can make an important contribution to the economic development of these countries.



"The future looks rosy for the lamb industry in New Zealand and Australia. Exports to Europe and the United States have been growing by 12% per year for a decade now. Since lamb production is continuing to rise, exports can continue to increase in the coming years."



Ben Russell, Head of Food & Agribusiness Research and Advisory, Rabobank Australia

Financial targets and outlook

With 12% profit growth, Rabobank Group performed well in 2004. The Tier I ratio rose to 11.4 (10.8), partly as a result of the issue of Trust Preferred Securities, and the return on equity was 10.1%. Accordingly, Rabobank Group met its long-term financial targets.

Key financial targets

Rabobank Group aims at realising the highest possible customer value, while maintaining healthy financial ratios, and employee value. As part of this, Rabobank pursues the steady development of three financial ratios: Tier I ratio, return on equity and net profit growth. Rabobank Group has set the following long-term targets for these ratios:

- Tier I ratio of 10.0 each year;
- annual net profit growth of 12.0%;
- return on equity of 10.0% per annum.

Tier 1 ratio comfortably above target

In the year under review, the Tier I ratio, which provides an insight into the solvency position, increased from 10.8 to 11.4, comfortably exceeding the bank's long-term objective of 10.0. The Tier I ratio expresses the relationship between core capital and total risk-weighted assets. Core capital increased by EUR 2.9 billion to EUR 22.6 billion in 2004, mainly as a result of the issue of Trust Preferred Securities and by the addition of net profit to reserves. As a result, average core capital was EUR 21.1 billion. Total risk-weighted assets were 9% higher at EUR 199 billion.

Net profit up 12%

Net profit increased by EUR 166 million to EUR 1,536 (1.370) million, a rise of 12%, which is in line with the annual net profit growth target of 12%. Income increased by 11% and operating expenses by 8%. Value adjustments to receivables, which provide an insight into loan losses, decreased by 9%. On balance, this resulted in net profit growth of 12%. Net profit for 2003 was adjusted downward by EUR 33 million to EUR 1,370 million, reflecting the decision to recognise pre-2004 issues of Trust Preferred Securities in accordance with International Financial Reporting Standards (IFRS), i.e. under subordinated loans and no longer as equity. Accordingly, the payment to investors was recognised not as dividend but as an interest charge, which resulted in a reduction in profit.

Return on equity in line with long-term target

Return on equity for 2004 was 10.1%. Rabobank therefore met its target of at least 10%.

Outlook

Rabobank Group expects the economy to grow further, albeit very slightly, with export growth levelling off and a further slight recovery of domestic spending. Rabobank Group can benefit from this, provided the gap between long-term and short-term interest rates does not shrink much further. In 2005, Rabobank will report under International Financial Reporting Standards for the first time, which will mean more volatile results. Nevertheless, and barring unforeseen circumstances, Rabobank Group expects it will be able to sustain the upward trend in the long-term development of its results.

International Financial Reporting Standards

As from 2005, Rabobank Group will prepare its financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission. For listed companies, these standards will replace the current Guidelines for Annual Reporting in the Netherlands and the provisions of Part 9 of Book 2 of the Netherlands Civil Code. Application of IFRS is expected to increase transparency and enable a better international comparison of companies' results. Reporting to the supervisory authorities will be based on IFRS as well.

The new standards will mean changes not only to the accounting policies, but also to the additional information to be disclosed in the notes to the financial statements. Since 2002, Rabobank Group has devoted a great deal of attention to the implementation of IFRS and the associated training of its finance staff.

For Rabobank Group, the main areas affected by IFRS are:

- software
- property
- equity versus loan capital
- goodwill
- Fund for general banking risks
- consolidation
- investment portfolio - bonds
- employee benefits
- provision for loan losses
- derivatives and hedge accounting

Software

Under IFRS, investments in software are no longer treated as 'tangible fixed assets' but as 'intangible fixed assets'. The capitalised amounts will increase under IFRS.

Property

Up to and including 2004, buildings were carried at current value, derived from their replacement value based on continuity and functionality. Under IFRS, property in use by the Bank will be carried at cost.

Equity versus debt capital

Under IFRS, the Trust Preferred Securities I and II issued in 1999 and 2003 do not qualify as equity. Instead, they will be classified as (subordinated) loans and the payment on the Trust Preferred Securities I and II will be taken to the profit and loss account. From the point of view of the supervisory authorities, Trust Preferred Securities I and II will continue to form part of core capital.

Goodwill

Goodwill in the consolidated financial statements will no longer be charged direct to reserves. Goodwill paid from 2004 onwards will be capitalised. Capitalised goodwill will not be amortised, and instead will be tested for impairment at least once a year.

Fund for general banking risks

The Fund for general banking risks, which serves to cover general risks associated with banking activities where this is prudently required, is not allowed under IFRS.

Consolidation

The transition to IFRS means the inclusion in the consolidation of several participating interests that were not previously consolidated. The reverse also occurs. A limited number of interests that were included in the consolidation up to and including 2004 will no longer be consolidated under IFRS.

Investment portfolio - bonds

Before 2005, gains and losses on the sale of bonds and other interest-bearing securities were taken to reserves, taking into account deferred taxation. These results were then recognised as interest income in the profit and loss account over the remaining term to maturity of those securities. Under IFRS, the results will be recognised at the time the securities are sold.

Employee benefits

Since 2002, Rabobank Group has adopted a system based on IFRS principles for its treatment of pensions. In 2005, Rabobank Group's treatment of pensions will be fully in line with IAS 19. The profits/losses (corridor) not yet taken into account will be set at nil at the time of transition. Under IFRS, a provision is formed for future long-service and farewell bonuses and for the contribution for health insurance paid to former employees.

Provision for loan losses

Up to and including 2004, any required addition to the item value adjustments to receivables was determined based on a general percentage. IFRS does not allow this method to be used. Under IFRS, loans granted are assessed for impairment, with a provision being formed and charged to profit. As a rule, this is done on an item-by-item basis, with the receivable being written down to the discounted value of the expected future cash flows. For certain subportfolios of smaller receivables, such as home mortgages, consumer credit and small business loans, the impairment adjustment is made on a collective basis. In addition, a general provision is formed for loans that do not yet qualify as impaired, but based on past experience some of which are expected to be impaired by the balance sheet date. Annual additions to provisions are therefore expected to fluctuate more widely than under the current method.

Derivatives and hedge accounting

Under IFRS, all derivatives, including those used for hedging purposes, must be carried at fair value. Without appropriate measures, this would lead to much more volatile results. Hedge accounting is the method allowed under IFRS to reduce this volatility and give an accurate presentation of Rabobank's hedging activities. This is done by identifying relationships between assets/liabilities on the one hand and derivatives on the other. Hedge accounting is allowed if these relationships meet various criteria. This means that changes in the value of assets/liabilities and of derivatives are both taken to the profit and loss account. In this way, an accurate presentation is given of the risks and their hedging in the balance sheet and the profit and loss account.

It is expected that the transition to IFRS will have a limited effect on total assets, reserves and results. The classification on the asset side of the balance sheet will be based primarily on the nature of the portfolios (formerly based on counterparties). Significantly more information will have to be disclosed in the notes to the financial statements.

"The wine market has really become global, with demand and supply moving easily across borders. This has intensified competition and made quality a key factor, something we work on constantly."





Paul Holmes a Court, Chief Executive Officer of Vasse Felix, Australia, wine producer

Customer value

Rabobank Group's primary drive is to act in its clients' best interests. Our core objective is to create the highest possible customer value. This is a combination of acting in the clients' best interests, their satisfaction with the service provision and the degree to which clients endorse Rabobank's brand values.

Since 2001, customer value has been measured with the aid of the customer value monitor. For each client group of the local Rabobanks, Interpolis and Robeco, thousands of people in the Netherlands are polled each year on the performance of these Group entities. The performance of Alex has been included since 2002. At the same time, competitors' clients are also surveyed so that Rabobank can be benchmarked against them.

Client loyalty and client's best interests

The customer value monitor shows that the clients of Rabobank differ from those of competitor banks in terms of their high degree of loyalty and strong identification with their bank. The loyalty rating for private individuals rose from 73% to 76%. The percentage of private individuals surveyed that believed that Rabobank puts the client's interests first and not the financial interests of the bank (measure of customer value) was 38 (43)% in 2004. The percentage for competitors is lower, with the benchmark at 33 (35)%. The fall in the percentage for private individuals highlights the need for additional efforts in this area. Among corporate clients, too, Rabobank scored above the benchmark for measured customer value: 40 (38)% for Rabobank against 30 (35)% for the competitors. The loyalty rating for Rabobank among corporate clients increased in the year under review by 1 percentage point to 70%.

Customer satisfaction

The customer value monitor invariably gives Rabobank a high score for customer satisfaction with its services. In 2004, customer satisfaction among private individuals remained stable at 7.7, while satisfaction among corporate clients showed a slight increase from 7.4 to 7.5.

The specialised subsidiaries of Rabobank Group traditionally score higher than their closest competitors. This lead diminished slightly in 2004 towards the average for each market segment. Alex, Interpolis and Robeco Direct scored 7.8, 7.7 and 7.5 respectively on customer satisfaction.

Satisfaction

	2004	2003	2002	2001
Rabobank, private individuals	**7.7**	**7.7**	**7.4***	**7.5**
benchmark	7.7	7.6	7.4*	7.4
Rabobank, businesses	**7.5**	**7.4**	**7.1***	**7.4**
benchmark	7.3	7.2	7.0*	7.3
Interpolis	**7.7**	**7.8**	**7.6**	**7.6**
benchmark	7.6	7.6	7.6	7.5
Robeco Direct	**7.5**	**7.6**	**7.7**	**8.1**
benchmark	7.5	7.4	7.4	7.6
Alex	**7.8**	**8.0**	**7.7**	-
benchmark	7.5	7.4	7.4	-

* polled by telephone before 2003, via the Internet in later years.





Brand values

Rabobank wants to be seen as a bank that is near to the client, committed and leading. In 2003, these three values were formulated as Rabobank's brand values. These values are measured using a brand value monitor, in which private individuals and businesses (both clients and non-clients) are asked with which of the five large banks they most associate these brand values. In 2004, Rabobank scored the highest on all three aspects. Additionally, the scores increased considerably, so that Rabobank now also came first in terms of a 'leading' bank. Rabobank may therefore justifiably be called a committed and leading bank near-you. The following table shows the percentage of survey participants that believed that the three characteristics best applied to Rabobank.

Question: with which of the five large banks do you most associate the following characteristics?

Brand values

	2004		2003	
	%	Rabobank ranking	%	Rabobank ranking
Private individuals				
Near-you	56	1	48	1
Committed	44	1	41	1
Leading	42	1	36	2
Businesses				
Near-you	60	1	53	1
Committed	47	1	39	1
Leading	44	1	33	2

Source: Millward Brown Centrum research bureau

Complaints management

Proper complaints management befits an organisation whose aim it is to be near to and committed to its clients. Clients who are prepared to make the effort to voice their dissatisfaction provide the bank with an opportunity to find a solution. A survey held in the year under review revealed that clients attach great importance to complaints being recognised and taken seriously. Complaints are always justified, for they express dissatisfaction or disappointment truly felt by the client. It is important to address that aspect in the first place and then to attend to the subject matter of complaint itself. In many cases, the client and the bank will not agree. However, a respectful exchange of views and reasons may contribute to mutual understanding and a restored relationship.

Clients that are dissatisfied with the handling of their particular complaint by the local Rabobank can contact the Complaints Service of Rabobank Nederland. In 2004, the Complaints Service received 3,246 (2,730) complaints. In handling these, the Complaints Service involved the local banks where possible. As a result, around one third of the complaints were handled by the local bank after all, where necessary after having been advised. The increase in the number of complaints cannot be explained by any specific causes, although a few matters are worth noting. For instance, clients were dissatisfied with the way in which they were confronted with the new terms for electronic services. Consequently, the acceptation procedure was changed. Irregular and late receipt of bank statements often gave rise to complaints.
The recent capacity expansion should solve this problem.
In the year under review, the Complaints Service implemented a new registration system for recording client and complaint data. The complaint classification was aligned with the subjects table used by local banks. This resulted in the following top 5 of subjects:

1. Rabobank Internet banking / Telebanking (314)
2. Disputed withdrawals in the Netherlands with stolen or lost bank cards (292)
3. Late receipt of bank statements (118)
4. Personal approach and service (102)
5. Entry in the incident register (95)







Membership policy

The focus of the membership policy is on strengthening member engagement at the local Rabobanks and embedding member control and influence. The 2004 General Meeting of Rabobank Nederland supported the intention of all Rabobanks to work on more effective member control and influence.

Each and every local Rabobank is a cooperative of members and with members. Cooperation has been in their blood from the beginning. That is why members involve themselves with the local Rabobanks in many ways. If elected, they can be a board member, a member of the member council or a member of supervisory board. They participate in discussion groups on banking and social issues, in knowledge-focused seminars or attend meetings at which the bank's policy can be influenced. Discussion topics can include distribution policy, support of community projects, the development of banking services, customer segmentation or the further definition of membership.

Higher appreciation of membership

In 2004, many local Rabobanks continued their efforts to form ties both with and between members on the basis of target groups or common interests. For example, they facilitated young people's councils, business clubs for young entrepreneurs and platforms for the elderly. In addition, many local banks organised discussion meetings with members on socio-economic developments in the region and their consequences for services, and on the spread of offices in connection with the many mergers of local banks.

A member satisfaction survey held in 2004 showed that, through the years, membership has gained in both significance and content. In 1999, members rated membership at 6.8; in 2004 this figure rose to 7.2.

Significant membership increase

Rabobank's membership showed another significant increase in 2004: from 1.36 million at 31 December 2003 to 1.46 million at the end of 2004. Members are important to the bank. Their suggestions help the bank to improve its services, they are more loyal and therefore purchase more products and services than 'normal' clients. In 2004, private members purchased an average of 3.63 services, while for 'non-members' this figure was 2.31. Member businesses likewise had a higher average services offtake than non-member business clients: 3.98 against 1.97.

'Cooperative dividend'

The local Rabobanks owe their existence to the local communities in which they were founded by entrepreneurs. These origins underlie their wish to give something in return to the communities in which they operate. They have been doing so ever since the first local banks were established over a century ago, as is evidenced by the countless local socio-cultural initiatives that local banks have sponsored over the years with contributions out of their net profits. In the context of stimulating member engagement, this 'cooperative dividend' is increasingly spent







on local communities, projects, research and other initiatives for the aid and/or (economic) development of member/client groups. The 'cooperative dividend' can be seen as the communal benefit that a cooperative offers to society. The benefit for individual members is the opportunity they get to exert maximum influence and control within their local bank over the allocation of these collective benefits.

An additional aspect, and one that has been the subject of extensive research in recent years, is whether individual material benefits should be offered to the members of the local banks via a member benefit system. The impact of a possible introduction of such a system would be great, in both organisational and financial terms. It has been decided to discuss and exchange ideas with the local Rabobanks about the commercial possibilities this would offer to enhance client and member loyalty. It is expected that final conclusions will be drawn in the course of 2005.

Ratios make involvement visible

Not all Rabobanks are fully engaged in embedding member control and influence, although there is general agreement that all banks are expected to make serious and ongoing efforts towards effective member control and influence. Consultations with members will focus on issues that are of direct interest to them, such as the nature and quality of the services, the definition of local membership policy and the bank's social engagement. The banks will also use ratios to establish the degree of member engagement and participation and will set the target values for these ratios themselves. The ratios are an instrument for making the growing involvement among members more visible.

Tools for banks

At a central level, a number of tools were developed in 2004 to help the local banks achieve their membership targets. The local Rabobanks received the first Membership Theme Report in December 2004, which contains information for the banks on the development of a number of indicators relating to membership policy. It enables the banks to:

- objectively measure if their targets in the year plan are being achieved;
- formulate concrete actions for improvement based on past developments;
- benchmark with other local banks;
- bring the importance and development of the membership policy to the attention of staff.

Member bank of the year

Another 'Member bank of the year' competition was held in 2004. The member bank with the best initiative in the area of member control is elected monthly. Out of these winners, the best bank is elected member bank of the year, this year's winner being Rabobank Land van Cuijk Noord. This bank took the initiative to contact its members and organised 15 meetings in 15 different places. Based on the opinions voiced by more than 500 members, an action plan was drawn up that the members could use to make sure that the bank kept to its agreements.

All local initiatives entered for the member bank competition were gathered in a book entitled 'Learning from members', which was presented to the banks at the General Meeting held in June 2004.



"The global wine industry is struggling with surplus, a situation that has pushed prices down and put pressure on margins. If you are distinctive, you can still expand in such mar-

Employees

Rabobank Group is in the middle of a change process. The local Rabobanks and Rabobank Nederland are going through a period of radical transformation. In addition to the many mergers among the local banks, the banks are adjusting their distribution and office formulas to the changing client needs and markets. In turn, Rabobank Nederland initiated a reorganisation, Operation Service, aimed at responding more effectively to the service needs of a reduced number of large, professional banks. Inevitably, all this has consequences for the employees.

In view of these many changes, Rabobank reviewed its human resources policy in 2004. The outcome was formulated in the document entitled 'People make the bank'. It describes the most important requirements our staff must fulfil: customer focus, team players and result-driven. To meet these requirements, expertise is essential. Working at Rabobank means being an expert in your field and investing in your skills by means of training courses, knowledge sharing and mutual coaching. Managers must be seen as passionate entrepreneurs. They have fervour, are natural inspirators and motivators and enable their staff to score. In order to achieve all this, Rabobank's human resources policy is founded on three pillars: performance, development and pleasure at work. Performance is necessary in order to work together to achieve the ambitions of both the bank and its clients. Sustained performance requires personal development in both knowledge and behaviour. And employees who enjoy their work, who derive pleasure from working for clients and who have good relationships with their colleagues and managers perform better and stay healthy longer, both physically and mentally.

Operation Service

The growing size and professionalism of the local Rabobanks has major consequences for the support provided by Rabobank Nederland and for the employees involved. Under the name Operation Service, a mapping exercise was performed in the year under review in order to establish how the central organisation's alignment with the local banks could be improved.

This has resulted in a new organisational structure, which was implemented as of 1 January 2005 and which closely aligns with the structure at the local banks. Operation Service will yield EUR 200 million in cost reductions, resulting from enhanced efficiency at Rabobank Nederland and an expected staff reduction of 1,200 FTEs. In the context of the operation, a total of sixty areas for improvement were identified. These included reducing the activity overlap, reducing the administrative charges, limiting the number and/or scope of projects, centralisation of activities and outsourcing services

ket circumstances. This is particularly true of Australian wines, which are easily accessible and well received. The cooler climate in the west of Australia, where Vasse Felix is one of the oldest producers, makes the wines from this area lighter and drier than other Australian varieties."



Arend Heijbroek, Global Industry Specialist for Wine & Spirits, Rabobank International such as catering and mail delivery. The improvements must be achieved by 2006. For the local Rabobanks, Operation Service means lower costs, better service and greater support transparency.

No forced redundancies

Staff reductions at Rabobank Nederland as a result of Operation Service will be achieved by natural turnover, by not extending temporary contracts, by terminating contracts with third parties and through early retirement. There will be no forced redundancies, nor are large numbers of surplus staff expected. Of the planned reduction of 1,200 FTEs at Rabobank Nederland, 400 had already been cut by the end of 2004. A further 600 jobs will go in 2005, partly through the outsourcing of catering and post room activities. As part of this outsourcing, most of the employees involved will move together with their activities to the new employer. In cases where this move results in a drop in financial remuneration for the employees, they will be entitled to a temporary supplemental arrangement. The other 200 job positions will disappear in the course of 2006.

Rabobank Group workforce reduced

The number of staff at Rabobank Group declined in 2004 by 731. Job positions were lost mainly at local Rabobanks, where on balance 1,047 employees left the company in 2004. This was largely due the continued implementation of ongoing efficiency programmes, the increasing digitalisation and the associated popularity of electronic banking, as well as the local mergers. At Rabobank Nederland, jobs were lost as a result of Operation Service. At Interpolis and Robeco the number of job positions declined as well. Staff numbers at Obvion and De Lage Landen grew because of an increase in the activities. The same holds for the international banking business.

Large staff inflow

Despite the outflow and the staff cutbacks, more than 2,000 new employees joined Rabobank Group in 2004. High-educated talent was recruited in all Group entities. In addition, two trainee programmes were started, with around 20 participants each.

A sustainable relationship, not a job for life

The underlying principle of Rabobank's renewed human resources policy is a sustainable relationship with employees, based on a balanced 'exchange'. Employees successfully and gladly commit themselves and their talents to the bank and its clients. The bank expects its managers and staff to make a profitable contribution. Obviously, they must be experts in their field, but above all they must have customer focus, are team players and are result driven.

If an employee is no longer suitable for his/her position but his/her talents are valuable to the bank at a lower job and salary level, then demotion is possible. If there is no suitable job in the organisation, the employee concerned can count on a great deal of support in finding new opportunities outside the organisation.

In exchange for the efforts of its staff, Rabobank invests considerably in coaching and training, as well as in a good salary and fringe benefits. As far as the latter are concerned, modest cuts might be appropriate. In comparison with other employers, the present package is rated 'excellent'. A gradual shift to 'very good' would prevent the conditions of employment from developing into a trap that hinders mobility.

Investing in employability is a must

Currently, working on one's own employability is a must for everyone at Rabobank Group. Together, the manager and the employee draw up a Personal Development Plan (PDP) setting out the conditions for continued good and pleasurable performance now and in the future. In 2004, 72% of staff at Rabobank Nederland and the local banks had a PDP, compared with 58% in 2003. As yet however, the PDP is too often used merely as a training plan, whereas development opportunities also include training or coaching of colleagues, participating in projects, practical traineeships or accepting a new job.

Spectacular growth of e-learning

In the training courses offered, Rabobank distinguishes between functional training and career oriented and management training. Over the years, the emphasis has shifted from pure knowledge transfer to improving the quality of management and increasing commercial effectiveness. While knowledge of one's 'trade' and of the market is a necessary condition for achieving the corporate ambitions, the decisive

Breakdown of staff numbers at Rabobank Group

	The Netherlands	Abroad	Total 2004	Total 2003
Domestic retail banking	33,855	-	33,855	34,871
Wholesale and international retail banking	1,189	4,386	5,575	5,289
Asset management and investment	1,493	535	2,028	2,136
Insurance	5,783	40	5,823	5,996
Leasing	788	2,056	2,844	2,495
Real estate	302	-	302	232
Other	5,897	-	5,897	6,036
Rabobank Group	**49,307**	**7,017**	**56,324**	**57,055**

Absenteeism due to illness	3.8%	4.1%
Employee satisfaction	85.0%	85.0%
Investment in training (in millions of euros)	76.7	79.9

factor for success is the way in which staff apply their knowledge for the benefit of clients. In 2004, employees followed 90,000 training courses, which involved an amount of EUR 76.7 million (2003: EUR 79.9 million). This is 2.8% of the total wage bill (2003: 3.1%).

Employees are increasingly studying via the Internet. The number of e-learning users grew spectacularly in 2004. In total, 55,000 Internet courses were followed and 34,000 digital examinations were taken. As a result, the number of contact days for specialised training courses fell by around 45%. Rabobank International likewise developed its first e-learning programmes in 2004, which are used by staff around the world.

Performance Management in new CLA

On 29 April 2004, Rabobank and the unions concluded a new CLA (Collective Labour Agreement) for the period 1 July 2004 to 1 May 2005, which included a new staff appraisal and remuneration system. This new system, Performance Management, came into force on 1 January 2005 and stimulates result-driven performance/ collaboration by agreeing clear and measurable, salary-linked targets. At the beginning of 2005, the targets for 2005 were agreed with all employees individually. The first remuneration based on the new system will follow in 2006. Several entities within Rabobank Group, such as Robeco, Effectenbank Stroeve and Alex, use some form of performance appraisal and variable remuneration.

Highly valued internally, pace-setting externally

General satisfaction with working conditions stabilised at a high level in 2004. As in 2003, the Periodic Identity and Working Conditions Opinion Poll showed that 85% of all employees (fully) agree with the statement 'all things considered, I am satisfied with working as an employee at Rabobank'. This is a good result, especially considering the many internal developments. At 85%, Rabobank performs better than the external benchmark, which comprises forty large enterprises (75%), and the benchmark of enterprises in the financial sector (70%). High satisfaction with working conditions is also reflected in the low absenteeism due to illness, which declined in 2004 from 4.1% to 3.8%.

Rabobank again emerged as one of the leading employers in the Netherlands from a number of surveys conducted by external parties in 2004. Intermediair magazine's Employment Conditions Survey ranked Rabobank the third best employer and the bank came fourth in an image survey held among school leavers by that same magazine.

Sugar trade flows and production regions



Trade flow raw sugar
Trade flow white sugar
Production region sugarcane
Production region sugar beet

Our core activities

the whole is greater than the sum of the parts

Rabobank Group is a financial service provider founded on cooperative principles and pursuing an all-finance concept. The retail business of the local Rabobanks is at the core of this. The concept is complemented by the specialist knowledge and activities of other Group units.

The activities of these units comprise:

- wholesale banking - both in the Netherlands and throughout the rest of the world - with particular focus on the (international) food & agri sector;
- international retail banking;
- asset management and investment;
- insurance, pensions and occupational health and safety;
- leasing;
- real estate.

Thanks to the close collaboration between the Group units there is a high degree of synergy within Rabobank Group: in other words, the whole is greater than the sum of the parts.

Domestic retail banking

Review of activities

Despite the limited economic growth, the domestic retail banking operations had a good year. Income was 4% higher, although the result was under pressure due to higher additions to provisions for loan losses. The result went up by 3%. The local banks lost some of their market share in the important mortgages market. Obvion gained ground, but this could not prevent the Group's total market share from declining to 25.2%.
In recent years, more and more clients switched to Internet banking. Not only did the www.rabobank.nl website get the most hits in 2004, in December users voted it the best financial website of the year. The clients' changing needs - greater use of direct channels and personal contact when it suits the client - have resulted in a strategic change in the branch policy. The number of branches will decrease in the future, reflecting changing demand. However, this will be more than compensated by an increase in the number of points of contact, such as cash dispensing machines.

Market and clients

Competition in financial services remained fierce in the Netherlands. Consequently, profit margins on financial products were low and market shares were under pressure. The economy showed some slight growth in 2004, mainly thanks to increased exports. The consumer confidence needed for continued growth was insufficient, however. Consumers were uncertain and kept a tight hand on their purses, leading to a significant increase in savings.

Despite the ailing economy, the mortgage market developed favourably. Total lending in domestic retail banking was 10% higher in 2004 at EUR 184.1 (167.7) billion.
Private individuals account for 69% of lending, the trade, industry and services sector for 20% and the agricultural sector for 11%.

Lending by sector


Private individuals 69%
TIS 20%
Agricultural 11%

"Demand for biological flowers is increasing, as is supply. In the biological ornamental horticulture sector, we unite supply and demand. We are unique in that."





Hans Mulder, Director of Florganic, the Netherlands, biological flower trader and joint founder of Bio Flora

Strategy and targets

Pursue market leadership in all financial services sectors in the Netherlands.
Be and remain the physical and virtual 'near-you' bank in the Netherlands.

- Customer satisfaction rating of at least 7.5
- Increase the number of physical points of contact to approx. 3,200
- Efficiency ratio of 67%

Private clients

The local Rabobanks offer a comprehensive package of financial services to private clients, enabling them to take out mortgages, make payments and savings, as well as to invest and take out insurance. In the area of investments, the Rabobanks work closely with Robeco. Schretlen & Co provides asset management services to wealthy clients of local banks. Interpolis is responsible for the insurance products, both life and non-life, such as the All-in-One Policy. Lending to private individuals was 12% higher last year at EUR 126.3 (113.2) billion.

Market share in mortgages under pressure

Thanks to the low interest rates in the capital markets and despite low economic activity, the mortgages market as a whole grew in the Netherlands, especially as a result of mortgage switching. In the year under review, mortgage lending by the domestic retail banking operations grew by 12% to EUR 124.9 (111.2) billion. The market growth rate outstripped that of the local Rabobanks: their market share in mortgages declined from 21.6% in 2003 to 20.6% in 2004. Obvion, a joint venture between Rabobank and ABP pension fund that sells mortgages via the broker channel, saw an increase of its market share from 4.1% to 4.6%. Obvion has been showing strong growth in recent years. The combined market shares of the local Rabobanks and Obvion was 25.2% (25.7%) in 2004, with Rabobank Group remaining the clear market leader in the mortgages market.

Increased market share in savings

The savings market in the Netherlands grew by 8% in 2004 to EUR 199.7 billion. Rabobank is the market leader and increased its market share to 39% in 2004. This is an excellent performance considering the strong competition in the savings market and Rabobank's declining market share in recent years, and is partly due to the introduction of Rabo InternetBonusSparen. This product offers a higher interest rate, on the condition that the savings amount is kept in the account for an entire quarter. The market share of the local banks was 36.1% and that of Roparco 2.5%. At 31 December 2004, the total savings held at Rabobank Group was EUR 77.7 (71.6) billion, a rise of 9%. The local Rabobanks accounted for EUR 72.0 (65.8) billion of this total. Internet saving has expanded enormously in recent years.

Improved service to investment clients

In order to provide better services to its investment clients, Rabobank initiated a reorganisation of its securities services at the end of 2003. Six service concepts were developed, ranging from comprehensive asset management and regular advice to fully independent investing without any advice. Clients can opt for the concept that suits them best. In the year under review, most investment clients made their choice, with around half opting for independent investing without advice. Clients indicated that, besides Robeco funds, they wished to be able to invest in other funds as well via Rabobank. Accordingly, the range of





fund investments offered was extended considerably in 2004. Clients can now also purchase ABN AMRO, ING, Delta Lloyd, Fortis, Fidelity and Merrill Lynch funds.

50% of Dutch households bank at local Rabobanks

Half of all the households in the Netherlands use the banking services of the local Rabobanks. This is the outcome of a financial services survey held by the GfK market research bureau among 4,000 households. The figure is virtually unchanged from the previous survey, which was held in 2002. On average, households use the services of more than two banks. In the young people's market (ages 0 - 17), more than 31% have a relationship with Rabobank, a slight decline on 2002. On the other hand, there was an increase in the percentage of wealthy individuals who considered the local banks as their primary bank. This percentage rose to more than 28%, from 26% two years ago, taking the local Rabobanks to second place in the market for wealthy private individuals.

Corporate clients

In servicing their corporate clients, the local Rabobanks work closely with account managers and product specialists of the wholesale banking businesses, i.e. Rabobank Nederland Corporate Clients (RNCC) and Rabobank International, as well as with Interpolis and De Lage Landen. In cooperation with RNCC, a tailored all-finance package is offered to larger corporate clients. Together with Interpolis, the local banks supply non-life and income insurance to the small and medium-sized enterprises (SME) and agricultural sectors. For trade financing, clients can benefit from the cooperation between the local Rabobanks and De Lage Landen. In the case of treasury activities and services abroad via the 'Dutch Desks', the local banks work with Rabobank International. Corporate lending was 6% higher in 2004 at EUR 57.8 (54.5) billion. At 31 December 2004, loans to the amount of EUR 37.7 (35.8) billion had been granted to the trade, industry and services sector, a rise of 5%. Lending to non-profit organisations and the construction sector showed the strongest growth. Fewer loans were granted to businesses in the healthcare sector. Loans totalling EUR 20.1 (18.7) billion were granted to the agricultural sector, representing growth of 8%, with particularly strong growth in lending to the horticultural sector in 2004.

Rabobank, the bank for the small and medium-sized enterprises sector

SME are vital, both to the Dutch economy as well as to the banking business of the local Rabobanks. In the year under review, these banks not only remained the uncontested market leader in the Dutch SME sector, but even succeeded in extending their market share to an average of 40% (39%). The increase was mainly among sole traders, where market share was 2 percentage points higher at 36%. In the SME's middle segment (2-9 employees), market share increased slightly to above 43%. In corporate SME (10-99 employees), the market share was stable at 37%.

Rabobank also retained its position as market leader in all subsectors of Dutch SME. For example in construction, where the local Rabobanks achieved its strongest growth in lending in 2004, their market share is over 53%. This key industry segment for Rabobank showed the strongest growth within the SME sector in recent years. The construction sector consists of more than 73,000 small and medium-sized enterprises, or 12% of the total SME sector.



The policy to strengthen Rabobanks' market share in the large cities is leading to results. There, local banks increased their SME market share to more than 26% in 2004.


Market share in SME
in %
50
40
30
20
10
0
2002
2003
2004
sole trader
2-9 employees
10-99 employees

Extra focus on start-ups

As a result of its many years of experience with start-up businesses, Rabobank understands the issues and problems confronting them. In order to give start-up businesses a helping hand, Rabobank developed an informative website and launched the Rabo Start-up Loan in 2004. This product is a loan of at most EUR 100,000 with a special interest rate discount. The Rabo Start-up Loan is subsidised by the Rabobank Guarantee Fund, which was created to stimulate the business activities of members of local member Rabobanks. Another product is the Rabo Incentive Loan, a subordinated loan for businesses making a restart which is granted if appropriate financing cannot be obtained under normal banking terms. Another initiative for start-ups launched by Rabobank in 2004 is Money Meets Ideas. This initiative brings innovative start-ups and young enterprises looking for risk-bearing capital into contact with potential investors.

Collaboration with umbrella and industry organisations

In order to underscore the importance of SME as a partner, Rabobank is working closely with umbrella and industry organisations in various fields. A good example of this is the initiative to create the Stichting Bodemcentrum (Soil Centre), which was defined further in the year under review. Under this initiative, Rabobank works together with the most relevant SME organisations to address the issue of contaminated soil on business premises. The government, as part of its aim to eradicate the problem of contaminated soil, supports the initiative both financially and as part of its policy. Businesses undertaking soil decontamination qualify for a government subsidy. Many of these businesses are Rabobank clients and, in addition, the bank has a great deal of experience in financing soil decontamination. Another example is the SME city programme, which was set up by Rabobank together with the Dutch SME organisation, MKB Nederland. The aim of this programme for the coming four years is to improve the investment climate in 40 cities by making concrete recommendations to local authorities. Rabobank, in conjunction with MKB Nederland and the Dutch Metal Workers' Union, also published the Rabobank Industry Monitor, with several market studies issued in 2004 to support the various SME sectors. In addition, numerous meetings for SME clients and contacts were organised throughout the country. Subjects dealt with included the ageing population, business succession, innovation and internationalisation.

Ample attention for internationalisation in SME

The increasing internationalisation was also the central theme of the annual Figures & Trends publication, in which Rabobank analyses 75 branches of industry in the SME sector. In this publication, the bank argues that SME business, too, should venture beyond the borders. Research has shown that businesses that are prepared to do so boost their competitive positions and usually grow faster than businesses focusing solely on the domestic market. The local Rabobanks deploy International Business Consultants in their regions to provide businesses with general information on other countries and to advise on international payments and cash management, international risk management and investment planning. In the European countries with the greatest importance to Dutch SME, Rabobank serves its clients from special Dutch Desks, with Dutch-speaking staff who are familiar with local customs and regulations.

"The Rabobank is joint signatory to the Covenant for the Market Development of Biological Agriculture. We promote the biological ornamental horticulture sector because it helps to extend sustainable agriculture and market gardening. The application of biological cultivation methods in the ornamental horticulture sector is still in its infancy; so we are glad to be able to support the Bio Flora initiative."



Bart Jan Krouwel, Director of Sustainable Development, Rabobank Nederland

Uncontested market leader in the agricultural sector for over a century

Rabobank's roots are firmly planted in the Dutch agricultural sector. With a market share of 84%, the bank has been the uncontested market leader in this sector for over a century. Rabobank is also market leader when it comes to financing the internationalisation of the Dutch food & agri business. This position, which it owes to its origins, is the reason why Rabobank considers Dutch farmers and horticulturists and the entire food & agri complex around them as an important strategic target group that is entitled to a highly tailored approach.

Further clustering of food & agri expertise

To that end, further clustering of food & agri expertise took place within Rabobank Nederland in 2004. The control of agricultural market support provided by the local Rabobanks and the marketing of the food & agri complex by Rabobank Nederland Corporate Clients had already been integrated. Rabobank International's food & agri research unit was added in the year under review. Bundling all the food & agri expertise available within Rabobank Group has created an effective and efficient knowledge centre that both the clients of the local Rabobanks and those of Rabobank International's global network can benefit from.

Stronger focus on farmers and horticulturists

In order to further enhance the specialised approach for Dutch farmers and horticulturists, Rabobank put a lot of effort last year into helping agricultural entrepreneurs formulate a vision of the future opportunities for their businesses. Deploying a whole range of its own people, from sector specialists and researchers to members of the Executive Board, Rabobank held a large number of meetings, often followed by nationwide publicity, to encourage agricultural entrepreneurs to focus on their future. Subjects ranged from agricultural entrepreneurship in a changing European perspective, information on the opportunities offered by the new potato futures market, to business acquisition and discontinuation. Of special interest was the study of dairy farming, which was published in 2004, with both nationwide and local focus. The dairy farming sector is of great economic importance, both to the Netherlands and Rabobank, and in this study, entitled Between passion and pressure (Tussen passie en pressie), Rabobank draws the conclusion that labour, in particular, will be a bottleneck in the otherwise positive outlook for dairy farming in the Netherlands.

Also in 2004, Rabobank championed the promotion of the agricultural sector. For this purpose, it supported nationwide initiatives, including Friends of the Countryside (Vrienden van het Platteland) and Come into the Greenhouse (Kom in de Kas), as well as business innovation projects such as Agro & Co and the Closed Greenhouse Project (Gesloten Kas Project). In the autumn of 2004, Rabobank made an intensive contribution - in terms of both funding and content - to the surprisingly popular Holland in Business (Nederland in Bedrijf) television show, in which the achievements of the agricultural sector were brought to the attention of a large audience.

In both good times and bad

The stronger focus on the agricultural sector was in part inspired by the unfavourable price development across the agricultural and horticultural sector. Rabobank wants to be a bank of and for agricultural entrepreneurs, in both good times and bad. If financial problems occur, Rabobank together with the client continuously tries to find the best solutions. Because of its exceptional position as an agricultural knowledge bank, Rabobank is able to provide solutions that are fully tailored to the entrepreneur and his business. This approach deserves merit particularly given the decline in the number of agricultural businesses. This decline was 2% in 2004, with mixed farms and horticultural businesses being the main fallers. Not surprisingly, customer satisfaction in the agricultural sector is exceptionally high. More than three-quarters of agricultural clients are satisfied with the service provided by Rabobank. Even in these times of economic uncertainty, customer loyalty increased to 66%.

Lending again higher

Lending to the agricultural and horticultural sectors continued its growth in 2004. A striking feature was the further growth in demand for 'green' financing for sustainable investments, relating mainly to investments in 'Green Label Greenhouses', wind energy and agricultural nature management. Demand for green financing for the biological sector was stable.

New branch policy

Customer needs have changed greatly in recent years. Clients still appreciate personal contact and tailored advice, but they largely use the direct channels, such as Internet, telephone and cash dispensing machines, for their day-to-day banking needs. In the past 25 years, the number of personal contact moments has fallen drastically, from 260 million in 1980 to an expected 10 million in 2005. In light of this, Rabobank formulated a new branch policy in 2004. The local Rabobanks will increasingly have service points for simple money transactions and standard products, in co-existence with a reduced number of offices that clients can turn to for specialist advice and more standard products such as mortgages and life insurance. Because of the ever-increasing popularity of electronic banking, the number of branches will be reduced further in coming years. However, this will be compensated by an increase in the number of cash dispensing machines in public places, Rabobank Cash Points in shops and the number of places with a Rabobank presence in ServiceWinkels. These Service Shops are multi-functional desks for municipal services and services in the fields of finance, mail, housing, labour and healthcare. The total number of points of contact, including branches, Service Shops and cash dispensing machines in public places, grew by 165 to 2,965. This number is expected to rise even further in the coming years, by 10% to approximately 3,200. Thus, Rabobank will remain the 'bank near-you', also in the future.


Rabobank contact moments
in millions
500
400
300
200
100
0
'80
'85
'90
'95
'00
'05
'10
Total bank contacts
Use of direct channels
Branch visits 10 million
in 2005

Customer satisfaction remains high

In a customer satisfaction survey, private clients again gave the local Rabobanks an excellent score of 7.7 (7.7). Especially their reliability, knowledge and personal advice were highly appreciated. Last year, corporate clients rated the services with a score of 7.5 (7.4). These are very reasonable scores against the background of claims from society about the ever declining level of banking services. This certainly is not the case for the local Rabobanks. Rabobank clients have cash dispensing machines available to them within an average radius of 1.5 kilometres. Basic services are available within an average radius of 3 kilometres and more complex financial services within an average radius of 10 kilometres. In addition, Rabobank provides a number of standard services that enable its clients to continue to independently and effectively use the payment services as long as possible.

Still near-you via direct channels

Rabobank not only wishes to be near to the client physically, but also via the virtual Rabobank direct distribution channels. Users highly appreciate that virtual accessibility. In December 2004, the Dutch public voted www.rabobank.nl the financial website of the year. At almost two million unique visitors a month, the Rabobank site was by far the most frequently visited financial Internet site in the Netherlands.

Financial results

Result increase

In 2004, domestic retail banking achieved an operating profit before taxation of EUR 1,524 (1,479) million, a rise of 3%. Income was 4% higher at EUR 5,398 (5,173) million, although this increase lags behind that of previous years and the growth in lending. The chief explanation is a markedly tighter interest margin. Due to the low interest rates in the capital markets, many clients repaid their mortgages prematurely in the past few years or refinanced them at a lower interest rate. In the short term, this yields extra income, but in the longer term, it translates into lower interest income. Partly because of this, the rise in interest income was limited to 3%, increasing to EUR 4,309 (4,193) million. Commission income was 9% higher at EUR 1,022 (935) million, reflecting higher securities brokerage and insurance commission and higher commission from payment services.

Operating expenses increased by EUR 95 million to EUR 3,575 (3,480) million, a rise of 3%. Staff costs declined by 1% to EUR 1,666 (1,680) million. The salary increases and a non-recurring payment were more than offset by a fall of 904 in the number of FTEs. Other operating expenses were 6% higher at EUR 1,909 (1,800) million, largely due to investments in a new marketing system. In the year under review, the efficiency ratio was 66.2% (67.3%), in line with the long-term target of the domestic banking operations.

The item value adjustments to receivables rose by EUR 85 million to EUR 299 million. The increase is due to the economic situation, which remains less than satisfactory, and the large number of bankruptcies in the Netherlands. The addition to this item as a percentage of average risk-weighted assets was 25 (19) basis points.

IFRS

The impact on results of the introduction of IFRS is expected to be limited. One of the main changes is the different treatment for recognising results on derivative positions. Likewise, total assets should not change much as a result of the transition to IFRS. Since the interest rate risk is hedged at Group level, consequences for the results of the domestic retail banking operations should be negligible.

Ambitions and outlook for 2005

In 2005, in addition to retaining its current dominant market share, Rabobank will focus on strengthening its position in the large cities and in the upper segment of the private and corporate markets. The upsizing of local Rabobanks by means of mergers, aimed at quality and efficiency enhancement, will continue unabated in 2005. The number of local banks - 288 at 31 December 2004 - is expected to fall by 15-20% in 2005. On the other hand, the number of service points is set to grow in the years to come. If growth in lending stays in line with that of 2004, a 10% result improvement should be possible, in spite of the expected lower interest margins.

www.rabobank.com and www.obvion.nl

Results (in EUR millions)	2004	2003	change
Interest	**4,309**	4,193	3%
Commission	**1,022**	935	9%
Other income	**67**	45	49%
Total income	**5,398**	5,173	4%
Staff costs	**1,666**	1,680	-1%
Other operating expenses	**1,909**	1,800	6%
Total expenses	**3,575**	3,480	3%
Gross profit	**1,823**	1,693	8%
Value adjustments to receivables	**299**	214	40%
Operating profit before taxation	**1,524**	1,479	3%
Balance sheet (in EUR billions)			
Total assets	**201.8**	183.8	10%
Volume of lending	**184.1**	167.7	10%
Savings	**71.9**	65.8	9%
Total risk-weighted items	**124.7**	116.1	7%
Customer satisfaction			
Customer satisfaction, private individuals	**7.7**	7.7	-
Customer satisfaction, corporate clients	**7.5**	7.4	-
Risk-related costs (in basis points)	**25**	19	32%
FTEs	**28,970**	29,874	-3%
Market shares			
Mortgages	**25%**	26%	-
Agricultural sector	**84%**	85%	-
Trade, industry and services	**40%**	39%	-
Savings	**39%**	38%	-



"Mexican food is gaining popularity in the United States where the potential for our products is enormous. It's a market in which we've made substantial investments."



Raúl Peláez, Chief Financial Officer of GRUMA in Mexico, one of the global leaders in the production of corn flour and tortillas

Strategy and targets

- Strengthening the wholesale operations through organic growth in the world's key food & agri countries.
- Strengthening the international retail operations aimed at the food & agri market, SME and private individuals via participating interests in and/or acquisition of smaller parties with a strong position in non-urban areas and/or agricultural sectors in high-potential countries.
- Strengthening the position in the Dutch corporate market.

- In the long term, international retail operations to represent 50% of Rabobank International's result.
- Annual growth in operating profit before taxation of 10 to 15%.

Core activities Rabobank International, Rabobank Nederland Corporate Clients

Wholesale banking and international retail banking operations

Review of activities

Rabobank Group can look back on 2004 with satisfaction regarding the performance of its wholesale banking operations in the Netherlands and internationally, which include the international retail banking operations. This business unit, which comprises Rabobank International and Rabobank Nederland Corporate Clients, grew strongly. Rabobank International is responsible for wholesale banking and international retail banking operations, while Rabobank Nederland Corporate Clients performs wholesale banking operations in the Dutch corporate market. Total assets of the wholesale business, including international retail banking operations, were 28% higher than in 2003. Profit before taxation rose by 40% to EUR 908 million. Acquiring a 35% interest in the Polish BGZ bank and announcing the intention of taking a majority interest in the Turkish Sekerbank represent important steps by Rabobank Group in 2004 towards achieving its international retail growth ambitions.
The acquisition in Poland was made together with the European Bank for Reconstruction and Development (EBRD), which holds an interest of 15%. Unfortunately, the planned acquisition of Farm Credit Services of America announced in mid-2004 did not go ahead.

Market and clients

The global economy recovered further in 2004. Rising oil prices and a weaker dollar dominated international developments.

Because of the low exchange rate of the dollar to the euro, lending in America, expressed in euros, declined slightly, while in dollars there was a slight growth. In the USA, growth in the demand for loans declined, reflecting the higher interest rates in the capital markets. Nevertheless, lending by Rabobank International to large businesses in the American food & agri sector showed strong growth in 2004. The client portfolio of the food & agri wholesale business in the USA reported a record 15% growth.

Slight decline in total lending

Total lending by Rabobank Group's international banking business declined by EUR 0.5 billion to EUR 46.8 (47.3) billion, a drop of 1%. The decline is attributable to exchange rate movements. Expressed in local currencies, there was a slight rise. The increase in lending in local currencies is mainly due to growth in the Group's international retail





operations. Lending by both Structured Finance and Global Financial Markets fell. At EUR 15.2 billion, lending to the agricultural sector was unchanged from 2003. This sector accounts for 32% of total lending. Lending to the trade, industry and services sector was 4% lower at EUR 29.2 (30.5) billion.

The Netherlands accounts for 33% of the total loans portfolio. The rest of Europe accounts for 25%, compared with 20% at the end of 2003. The increase in Europe is largely attributable to increased lending by ACCBank.


Lending by region
The Netherlands 33%
Rest of Europe 25%
America 18%
Australia 18%
Asia 6%


Lending by sector
TIS 63%
Agricultural 32%
Private individuals 5%

(International) wholesale business

Organisational change

The organisation of the wholesale business was changed in 2004 in order to enhance customer focus and to improve its market position. Group Treasury, which used to operate independently, was largely absorbed by Rabobank International, which in turn intensified its collaboration with Rabobank Nederland Corporate Clients (RNCC). Rabobank International's primary focus is abroad, whereas RNCC focuses on the Dutch market and on supporting the local Rabobanks in the corporate market. RNCC's target group consist of enterprises in the Netherlands with more than 20 employees and turnover exceeding EUR 10 million. It uses the financial products offered by Rabobank International.

Rabobank International

Rabobank International's foreign wholesale operations are divided into a number of geographical areas. In terms of products, a number of distinct 'global' product groups are defined, such as Corporate Finance, Global Financial Markets and Equities. Also, each region is responsible for its own lending and trade financing products. Rabobank International's portfolio further consists of participating interests in the funds provided by Gilde, Rabobank Group's venture capital subsidiary.

Corporate Finance

Rabobank supplements its lending activities with a wide range of corporate finance products, including structured finance, leveraged finance and project finance. In doing so, it works closely together with other subsidiaries and with the local Rabobanks. Structured Finance offers tailor-made transactions aimed at both the asset and the liability side of the balance sheet. On an international level, Leveraged Finance is a major player in the agricultural market, although Rabobank operates in other sectors as well. In 2004, the portfolio grew, due particularly to


MASA INSTANTANEA
DE MAIZ





transactions for Advanta and Milk Link. Rabobank attaches great importance to sustainable and socially responsible business operations. In 2004, a number of Project Finance transactions for clients of local Rabobanks were completed, which were aimed at sustainable energy (wind farms) and green-labelled glass house horticulture, where financing was provided by Rabobank Green Bank.

Global Financial Markets

Global Financial Markets (GFM), which combines all the activities of the former Group Treasury except long-term funding activities, operates in the international financial markets - as its name suggests. GFM is responsible for implementing Rabobank Group's liquidity policy and advises businesses in the issuance of bonds, debt securities and other financing constructions including credit derivatives. In addition, GFM provides hedging for the credit, interest rate and currency risks of clients and of Rabobank Group. Especially for clients of the local Rabobanks, GFM placed Asset Backed Inflation Bonds for a total amount of EUR 535 million in 2004. This product compensates investors for the inflation risk by means of interest payments and the principal amount both being linked to a European inflation standard. In addition, GFM regularly develops products for Rabobank Group subsidiaries, such as Obvion and Effectenbank Stroeve. For example, GFM securitised part of Obvion's mortgages portfolio.

Equities

Equities is Rabobank Group's centre of competence for share-related products and services that are developed for clients of the local Rabobanks and for international retail clients and asset managers. Examples of these products and services are share issues, mergers & acquisitions, share sales & trading, share derivatives and share research. As in 2003, demand for share products grew in the year under review, with particular interest in guarantee products. For example, the SolidWorld Bond investment product was placed especially for retail clients of ACCBank in Ireland for a total amount of EUR 334 million. This product has a guaranteed principal amount and returns are linked to the movement in value of twelve large equity funds.

Rabobank Nederland Corporate Clients

Apart from serving its own client group, which consists of the large Dutch corporates, Rabobank Nederland Corporate Clients (RNCC) is also responsible for supporting the local Rabobanks in serving the corporate market. In that context, RNCC works closely with 'product supplier' Rabobank International, which operates in the financial markets and in corporate finance in the Netherlands as well as internationally, and with its subsidiary Rabo Securities, which focuses on the Dutch equity market.

Due in part to RNCC' efforts, Rabobank Group's market share in the corporate segment has shown strong growth over the past five years. In line with Rabobank's global niche strategy, RNCC focuses on the large Dutch food & agri businesses. In addition, it is responsible for directing the marketing of the entire food & agri operations in the Netherlands. Traditionally, Rabobank has focused specifically on healthcare and educational institutions and on government organisations. Likewise, it is very active in the traditional Dutch trade, industry & services sectors. RNCC operates in all Rabobank's playing fields mentioned above, fulfilling a strong supporting role to the local Rabobanks by means of regional teams specialised in the various client groups. In 2004, RNCC developed strongly as an innovative banker in fields such as acquisition financing, financial logistics, weather derivatives and CO_2 emission rights.

International retail banking operations

The international retail banking operations showed strong growth in 2004. Lending by the international retail banking operations was 30% higher at EUR 13.2 (10.1) billion. ACCBank, where lending grew by more

"The market for cornflour is a good example of the changes that are taking place in the world of agribusiness. The original domestic or regional market focus has now taken on a distinctly global dimension. Companies like GRUMA have therefore developed a strategy that is not limited to North and South America but incorporates Europe and Asia. These companies can best be supported by an agribusiness bank that has a global focus and presence."



Kenneth Shwedel, Senior Industry Analyst, F&A Research and Advisory, Rabobank International, Mexico than 50%, accounted for the greater part of the increase. Retail operations in Australia/New Zealand and the United States grew by 16% and 22%, respectively. Retail operations accounted for 28% of total lending by the international banking business. This percentage is expected to grow further in the coming years.



Lending provided by international retail banking operations
in EUR billions
6
5
4
3
2
1
0
2003
2004
Australia/
New Zealand
Europe
United States

New collaboration with banks in Poland and Turkey

Extending its international retail banking operations is an important element in Rabobank Group's international (growth) strategy. Rabobank International implements this strategy and is responsible for participating interests and acquisitions made for this purpose. In its international expansion in retail, Rabobank Group focuses on minor financial players in high-potential countries who have strong rural positions in either the agricultural sector or the small and medium-sized businesses sector, as well as on private individuals. This strategy was pursued further last year through organic growth and acquisitions.

Unfortunately, the planned acquisition of Farm Credit Services of America (FCSA) announced in mid-2004 did not go ahead due to the heavy political pressure put on this co-operative agricultural bank not to leave the Farm Credit System controlled by the American government.

Rabobank Group was more successful in Europe in the past year. At the end of 2004, it acquired a 35% interest in the Polish BGZ bank. BGZ has 300 offices throughout the country and is Poland's most important bank in the agricultural sector. The longer-term intention is to acquire a majority interest in BGZ. Also at the end of 2004, Rabobank Group announced its planned strategic collaboration with Sekerbank in Turkey. Established as a bank of sugar co-operatives, Sekerbank now also operates outside the Turkish agricultural sector, offering financial services to private individuals and small and medium-sized enterprises. Sekerbank has 200 offices throughout Turkey. Here too, it is Rabobank's intention to acquire a majority interest.

Financial results

Result up 40%

Operating profit before taxation was 40% higher in 2004 at EUR 908 (649) million. This excellent growth figure was due in part to higher income, but mainly to the sharp decrease in value adjustments to receivables. Total income increased by EUR 208 million to EUR 2,162 (1,954) million, a rise of 11%. Good results from the sale by Gilde of a number of participating interests boosted income from securities and participating interests. Around 27% of income was earned in the Netherlands, 33% was realised in the rest of Europe, 24% in America and the remaining 16% in the rest of the world.

Income from Corporate Finance declined by EUR 4 million to EUR 294 million. Income from Global Financial Markets was 12% higher at EUR 531 (476) million, due in part to structured products such as Asset Backed Inflation Bonds.

Income from the Equities product group rose by EUR 27 million to EUR 105 million. After a few difficult years, the climate for shares recovered slightly. Also, Equities responded well to the changing needs of investing retail clients by offering guarantee products.

In 2004, income from international retail operations was EUR 370 (285) million, representing 17% of total income. Of total income, 43% was generated in the food & agri sector.



Income by region
The Netherlands 27%
Rest of Europe 33%
America 24%
Australia 10%
Asia 6%

Total expenses were 16% higher at EUR 1,120 (967) million. The increase is mainly attributable to higher staff costs and higher other operating expenses, reflecting strong growth in international retail operations. The number of FTEs rose from 5,252 to 5,499.

Owing to the global economic recovery and a release of provisions, the item value adjustments to receivables decreased by EUR 146 million to EUR 138 million. In relation to average risk-weighted assets, risk-related costs were 35 (76) basis points.

IFRS

Total assets will increase slightly following the transition to IFRS, reflecting the fact that all derivatives positions in the balance sheet, and not just the positions in the trading portfolio, will be carried at market value. This is expected to lead to greater volatility of results. Compared with Dutch GAAP, certain items of the profit and loss account will change substantially. Under IFRS, some of Gilde's participating interests must be consolidated, which will lead to higher non-banking income and expenses. In addition, a number of constructions will be treated differently in the profit and loss account, as a result of which income and third-party interests will be lower on balance compared with Dutch GAAP. As this mainly concerns reclassifications in the profit and loss account, the effect on net profit will be relatively limited.

Results (in EUR millions)	**2004**	2003	change
Interest	**1,115**	1,120	0%
Commission	**376**	315	19%
Other income	**671**	519	29%
Total income	**2,162**	1,954	11%
Staff costs	**675**	598	13%
Other operating expenses	**445**	369	21%
Total expenses	**1,120**	967	16%
Gross profit	**1,042**	987	6%
Value adjustments to receivables	**138**	284	-51%
Value adjustments to financial fixed assets	**(4)**	54	-107%
Operating profit before taxation	**908**	649	40%
Balance sheet (in EUR billions)			
Total assets	**329.1**	257.6	28%
Volume of lending	**46.8**	47.3	-1%
Total risk-weighted items	**42.3**	38.8	9%
Risk-related costs (in basis points)	**35**	76	-54%
FTEs	**5,499**	5,252	5%

Ambitions and outlook for 2005

In 2005, work will continue on expanding the global food & agri franchise. The envisaged extension of the international retail position is also instrumental for this purpose. In this context, Rabobank Group aims at strengthening its position in the USA and in Central and Eastern Europe. In addition, it intends acquiring a majority interest in the Turkish Sekerbank in 2005. Efforts aimed at strengthening the position in the Dutch corporate market will be vigorously pursued. The outlook for the international wholesale and retail operations is favourable. The bank aims at achieving growth in results of at least 10%.

Asset management and investment

Review of activities

For Rabobank Group's asset management activities, 2004 was a good year despite the modest price gains on the stock exchanges. Assets managed and held in custody were 6% higher at EUR 195 billion and operating profit before taxation was 15% higher at EUR 197 million. Alex received a great deal of interest in 2004. The business was voted the best service provider in online investments and on top of that was awarded two prestigious prizes. The performance of the Robeco investment funds was mixed. Its fixed-interest funds showed an excellent performance compared with competitor funds. The main equity fund, Robeco, was unable to beat the benchmark. In mid-2004, a collaborative venture in securities transactions processing was started with the Belgian KBC bank.

Market and clients

There were no spectacular price gains in 2004, with prices on the stock exchanges rising slightly. The stock exchange climate was affected by a lower US dollar exchange rate and an increase in the price of oil. Since Dutch industry is highly sensitive to the rate of the dollar, the Dutch stock exchange index lagged behind other international indexes. 2004 was a good year for investors in bonds and real estate. The declining interest rate in the capital markets had a positive effect on the prices of bonds and real estate products. Interest in investing recovered slightly during the past year. However, private investors are still cautious because of the significant price falls in the recent past. Guarantee products were developed especially for these clients, enabling them to enjoy positive returns, while the risk of losses is limited or even eliminated. Many private clients purchased these products in the year under review.

Increase in assets managed and held in custody

Assets managed and held in custody by Rabobank Group increased by EUR 11 billion in 2004 to EUR 195 (184) billion. Of this total, EUR 55 (52) billion was from the Group's own funds. Of the assets managed on behalf of clients, more than EUR 20 (19) billion relates to assets managed by Interpolis for third party pension funds and EUR 120 (113) billion relates to client assets managed and held in custody by the local Rabobanks and Rabobank Nederland's other subsidiaries such as Robeco Group. The increase in assets managed on behalf of clients was the result of EUR 8 billion in investment returns plus EUR 3 billion from the inflow of new assets, less EUR 3 billion due to the weaker dollar, with the remainder relating to other movements, such as payments of dividends and interest.



"Competition in the North American fresh cut vegetable sector is increasing rapidly. River Ranch has successfully differentiated itself by offering a complex mix of fresh vegetable products and services."



Jim Lucas, President & Chief Executive Officer of River Ranch Fresh Foods, vegetable processor in the United States

Strategy and targets

Pursue high-quality services to all types of investment clients.
Strengthen Rabobank Group's position in the market for wealthy individuals via the subsidiaries.
Abroad, consolidation of the position and selective enlargement of the distribution network.

- 60% of investment funds to exceed the benchmark
- annual growth in operating profit before taxation of 15%
- broaden the range of innovative products and services



Assets managed and held in custody for clients
in EUR billions
144
140
136
132
128
124
120
31 December 2003
Investment returns
Gross cash flow
Exchange gains and losses
Interest, dividends and other
31 December 2004

Slight decrease in the number of orders

In the year under review, the number of orders handled by Rabobank Group declined by 2% to 5.6 (5.7) million. A clear shift was seen in 2004 away from securities and towards in-house funds. At the local banks, the number of securities orders fell by 16%. This was offset by an 18% increase in the number of orders for in-house funds. Fewer futures transactions caused a 5% decline in the number of orders handled by Alex. For Robeco Group, the number of transactions in the Netherlands increased by 14%, due to growing interest in in-house funds.

Joint venture with KBC Bank

In June 2004, Rabobank Group and KBC Bank in Belgium announced that they were to join forces in the processing of securities transactions for private individuals. The collaboration, which will take the form of a joint venture, aims at offering higher quality and flexibility while reducing costs. The joint venture is to become operational in mid-2005. Also in 2005, the processing of securities orders, which is now performed separately by Robeco Group, Alex, Effectenbank Stroeve and Schretlen & Co, will be centralised within Rabobank Group.

Servicing the market

Rabobank Group focuses on both private and institutional investors. Schretlen & Co accommodates smaller institutional clients and Robeco serves larger institutional clients. By means of service concepts, the clients of the local banks can indicate how they wish to invest their money. Active private online investors can turn to Alex. Robeco enables clients to invest in investment funds, but also in individual shares. Effectenbank Stroeve focuses on active investors with minimum funds of EUR 150,000 available for investment. The upper segment (EUR 500,000 and up) is served by Schretlen & Co. Abroad, international private banking clients are served via the Swiss bank Sarasin & Cie, in which Rabobank Group holds a 28% interest, and via third-party distribution of the products of Robeco and its American subsidiaries.

Robeco Group

Mixed results

Assets managed by Robeco Group increased by 5% in 2004 to EUR 113 (108) billion. Institutional clients, including Interpolis, account for more than half of the assets managed by Robeco. Around 33% comes from the American subsidiaries Robeco USA and Harbor Capital Advisors. Harbor Capital Advisors in particular was highly successful in 2004. Thanks to the good performance of its funds, Harbor Capital Advisors achieved a cash flow of 7% and growth of assets managed of 12%. Robeco USA showed a disappointing development, however. In 2004, there was an outflow of EUR 2 billion, partly as a result of the discontinuation of activities. Robeco's total net cash flow amounted to more than EUR 1 billion in





RIVER RANCH



2004. An interesting development is the advance of the alternative products, including private equity, hedge funds and structured products such as Collateral Debt Obligation (CDO). Assets managed in these products increased by 15% to EUR 14 billion.

Assets managed by Robeco Group by fund type


Shares 39%
Fixed-interest securities 33%
Alternatives 12%
Money market 9%
Mixed 7%

Mixed performance of investment funds

Robeco's fixed-interest funds have been performing well. Over a three-year period, the results were excellent compared with the benchmark and the competition. The leading rating agency, Morningstar, which compares the returns on funds over a three-year period, rates Robeco's fixed-interest funds among the best performing funds in Europe. The equity funds were less successful. Although Rolinco outperformed the benchmark, the Robeco fund failed to do the same. Compared with other global investment funds, the performance of both Robeco and Rolinco in 2004 was average. Every effort is being made to improve investment returns. In collaboration with Rabobank, Robeco introduced a new green investment product in 2004: the Robeco CDO Green Bond. This innovative bond, which entitles the holder to fiscal benefits, invests in corporate bonds and loans of sustainable enterprises.

Robeco exercises voting rights

Starting in 2004, Robeco has been actively exercising its voting rights at the General Meetings of companies. It is the first Dutch provider of investment funds to do so. Robeco believes that proper corporate governance will in due course result in higher market capitalisation. By actively exercising its voting rights, Robeco seeks, among other things, to stimulate information transparency and equal influence for shareholders.

Alex

Alex, the best online investor

Alex can look back on an excellent year. The number of clients grew by 10% to 82,000 and assets held in custody were 15% higher at EUR 2.3 (2.0) billion. At 7.8 (8.0), customer satisfaction remained high in 2004. According to a survey held by Belegger.nl in 2004, Alex offers the best online investing service. Alex particularly distinguished itself by its excellent advice and support, portfolio management, order application and trading opportunities. Alex won the Business Engineering Award in 2004. This award is granted every two to three years by Associate Business Engineers to businesses and organisations that have taken a remarkable approach to completing a change process. In addition, the Platform Information in Marketing named Alex' managing director Marketeer of the Year.

Schretlen & Co

After a few difficult years, Schretlen & Co has turned the corner again. Due in part to a handsome cash flow of over EUR 900 million, assets managed increased to EUR 5.9 (4.7) billion. The asset inflow was from both institutional clients and high net-worth individuals. New programmes that focus specifically on children and grandchildren of high net-worth individuals, as well as on capital care were successful and were highly appreciated by clients. Despite strong competition, this resulted in an increase of the number of clients as well.

Effectenbank Stroeve

Assets managed and held in custody by Effectenbank Stroeve grew by 22% to EUR 3.0 (2.4) billion in 2004. The bank benefited from its strong customer and market focus and from the constant outperformance of




POPEYE SNACKS
SNAP PEAS



its asset management portfolio. The growth was achieved in brokerage (intermediaries) especially. These services to professional clients, such as independent asset managers, increased by more than EUR 500 million to EUR 2.2 billion. Of the total assets, around 75% is from brokerage. In the Netherlands, Effectenbank Stroeve is market leader in these services.

Assets managed and held in custody by Effectenbank Stroeve



Brokerage 75%
Asset advice 15%
Asset management 5%
Other 5%

Financial results

Operating profit before taxation from asset management and investments increased by 15% last year, to EUR 197 (172) million. Income was 3% higher at EUR 673 (654) million. The increase is due to higher commission. The effect of this was partly offset by lower results on financial transactions and lower income from securities and participating interests. Operating expenses fell by 2% to EUR 476 (484) million. Staff costs increased 4% to EUR 285 (274) million. The cost control policy led to results, with other operating expenses down 9% to EUR 191 (210) million, thanks in part to lower IT costs. The figures include a non-recurring charge of EUR 10 million for spread results achieved by Robeco Group in 2003. It has been agreed with the Financial Markets Authority (AFM) that spread results are taken to investment funds.

IFRS

The application of IFRS will have a limited effect on the results of the asset management activities.

Ambitions and outlook for 2005

Rabobank Group expects the advance of alternative products such as guarantee funds to continue. Accordingly, the Group will market new, innovative products. Iris, the independent research agency of Rabobank and Robeco, expects the global economy to grow in 2005. If the investment climate improves further in 2005, prospects for the Asset management and investment entity will be good. In 2005, there will be renewed strong focus on cost management. The target is to improve the operating profit before taxation by at least 15%.

www.robeco.com, www.alex.nl, www.schretlen.com and www.stroeve.com

Results (in EUR millions)	**2004**	2003	change
Interest	**87**	89	-2%
Commission	**512**	445	15%
Other income	**74**	120	-38%
Total income	**673**	654	3%
Staff costs	**285**	274	4%
Other operating expenses	**191**	210	-9%
Total expenses	**476**	484	-2%
Gross profit	**197**	170	16%
Value adjustments to receivables	**1**	1	-
Value adjustments to financial fixed assets	**-**	(2)	-
Operating profit before taxation	**196**	171	15%
Assets managed and held in custody (in EUR billions)	**195**	184	6%
For third parties	**140**	132	6%
Investment portfolio	**55**	52	6%
Number of orders in the Netherlands (in millions)	**5.6**	5.7	-2%
Local Rabobanks	**2.7**	2.8	-4%
Alex	**1.9**	2.0	-5%
Robeco Group	**0.9**	0.8	14%
Other	**0.1**	0.1	-
FTEs	**1,886**	1,988	-5%

"River Ranch and the Rabobank have had a good relationship for years. When the company wanted to consider a number of strategic alternatives, I knew for certain that we could help. Our sector knowledge was one factor that enabled us to understand the strategic objectives that River Ranch wanted to achieve. By working closely together with other divisions in our organisation, we have been able to deliver genuine customer value."



Brad Scott, Senior Relationship Manager, Rabobank International, San Francisco

Insurance

Review of activities

Interpolis had an excellent year, in which its operating profit before taxation increased by 29% to EUR 308 (238) million. In 2004, the first steps were taken towards intensive collaboration in healthcare insurance between Interpolis and Achmea. Together with Zilveren Kruis Achmea, Interpolis developed the new ZorgActief product. Other new products were launched as well, including the No-Claim guarantee® in car insurance. Developments in the occupational health and safety and reintegration activities were disappointing.

Market and clients

Interpolis' main activities concern provisions for the future (life insurance and pension insurance), non-life insurance and occupational health and safety. Customer value and market leadership are central elements in Interpolis' strategy. Changes in social security, such as provisions for the future, and the increasing ageing of the population are causing customer needs to change as well. Interpolis aims to respond as effectively as possible with a more varied and tailored product. In this respect, it was successful in 2004 as its higher premium income shows. Customer satisfaction likewise remained high, with a score of 7.7 (7.8). Interpolis' market share in 2004 was 7%.

Insurance products

Life insurance premium income slightly up in the Netherlands

In recent years, the government has been making it less attractive, from a fiscal point of view, for private individuals to make provisions for the future by means of savings. As it becomes increasingly difficult to fill pension gaps, people are becoming less inclined to take responsibility themselves. Interpolis' FuturePlanner offers a simple and crystal-clear solution. The changes will have great impact on the life insurance market. Despite the changing market conditions, Interpolis realised a handsome 11% increase in premium income in the Netherlands, to EUR 2,008 (1,807) million. Foreign premium income fell by EUR 326 million to EUR 80 million, reflecting the decision to reduce the activities abroad. Total life insurance premium income, comprising single-premium policies, recurring premiums and pensions, declined by 5% to EUR 2,319 (2,436) million. Due to declining volumes abroad, premium income from single-premium policies fell by 13% to EUR 1,141 (1,315) million. Recurring premiums were 5% higher at EUR 947 (898) million. The market share in life insurance was unchanged at 15.5%. Clients rated Interpolis' service provision in life insurance at 7.3.

Interpolis offers collective provisions for the future to companies and pension funds. Premium income from collective pension insurance was 4% higher in 2004, at EUR 231 (223) million.

Life insurance premium income
in EUR millions


1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
Single-premium policies
Recurring premiums
Pension insurance

Interpolis among the top five of non-life insurers

By offering integrated solutions and new products, Interpolis aims to continue to respond to changing customer needs. The No-Claim guarantee® for private individuals is a good example of product innovation. This product enables the client to insure against the possibility of losing his no-claim bonus in the case of damage to his vehicle. With its market share of around 11% in private non-life insurance, Interpolis is among the top five of Dutch non-life insurance companies. In 2004, customer satisfaction in the non-life insurance business was unchanged at 7.5. Total income from insurance activities was 17% higher at EUR 1,498 (1,278) million.

Strategy and targets

Building up a distinct position in the market by offering crystal-clear solutions that are considered appropriate by the client.
Seeking partnerships in distribution: achieving substantial growth, not only via the Rabobank channel but also via brokers, direct channels and collaborative ventures.
Stronger focus on risk and return. Market positioning on the basis of operational excellence.

- In due course, a market share in insurance of at least 20%
- Return on equity of at least 10%

Apart from insurance against product loss and/or damage, Interpolis offers private individuals and enterprises the possibility to insure against disability and illness. Interpolis offers these products in combination with its associated reintegration services, so that as much of this burden as possible is taken off the client's hands .

The Alles in één Polis® (All-in-one Policy) enables private individuals to insure against damage. In 2004, the number of policies grew by 7% to 1.2 (1.1) million. Premium income rose by EUR 63 million to EUR 634 (571) million. The Business Compact Policy insures small and medium-sized enterprises and agricultural enterprises against damage. Despite the not particularly favourable economic conditions for small and medium-sized enterprises and the implementation of necessary premium increases, the number of policies taken out went up 5% to 215,000. Total premium income was EUR 499 (432) million, a rise of 16%. In the agricultural sector, Interpolis has a market share of 50%.

Premium income from People & Work (disability and income protection insurance) amounted to EUR 365 (275) million in 2004. Of the total premium income from non-life insurance, 78% comes from the local Rabobanks.


Premium income from non-life insurance
in EUR millions
700
600
500
400
300
200
100
0
2003
2004
People & Work insurance
Non-life corporate
Non-life private individuals

Collaboration with Zilveren Kruis Achmea

At the end of 2004, after a few years' absence from the field of healthcare insurance, Interpolis re-entered this market with its ZorgActief product. ZorgActief is the result of the collaboration with Zilveren Kruis Achmea, which started in 2004. This insurance product was specially developed for entrepreneurs and their employees. Entrepreneurs are given the guarantee that employees will quickly get to see a specialist in case of illness. ZorgActief provides for both privately insured individuals and persons covered by compulsory health insurance.

Services

Higher income from pension services

Pensions have been much in the news during the past few years, not only because of changes in legislation but also by the cutbacks in pension arrangements as a result of the lower investment coverage. This puts ever-greater demands on the provision of information. In addition, the clients want more options to choose from. In order to meet the greater demands from clients, Interpolis started optimising its business processes (operational excellence) in 2004. Income from pension services was 8% higher at EUR 127 (118) million. With a market share of 20%, Interpolis is among the biggest players in this field in the Netherlands.

Difficult year for occupational health & safety and reintegration activities

In 2004, activities in occupational health and safety and reintegration were under pressure because of regulatory changes, difficult economic conditions and reduced absenteeism due to illness. This resulted in a 23% reduction in income, to EUR 98 (128) million. In addition, the customer satisfaction rating for these activities of 5.6 was far lower than the internal standard.

Extension of distribution network

The local Rabobanks are Interpolis' main distribution channel. In 2004, 76% of premium income was realised through the local banks. However, independent brokers form an important distribution channel as well. The direct channel (websites and call centres) is developing strongly. In

2004, independent brokers generated 5% of premium income. Part of the increase is due to very good service provision to brokers, such as system support and account management. At EUR 107 (97) million, income from the direct channel remained relatively limited in 2004, but it is showing strong increase, particularly for simple products.

Financial results

Interpolis' operating profit before taxation for 2004 was EUR 308 (238) million, consisting of EUR 241 (118) million in results from operations and EUR 67 (120) million in returns on investments.

Strong increase in results from operations

Results from operations were 104% higher last year, at EUR 241 (118) million. The increase is mainly due to the excellent results of EUR 108 (36) million from non-life insurance activities (excluding People & Work). Lower claims, particularly because of favourable weather conditions, positive claim results from previous years and higher premiums in the corporate sector all contributed to this handsome result. Results from life insurance operations (excluding pension insurance) was EUR 23 million higher at EUR 94 million.

Investments

Until 2004, Interpolis recognised its results from investments in shares and property using the indirect return method. An important feature of this method is that recognised results from investments are based on average yields over many years. As from 2004, Interpolis recognises realised results from investments in shares and property directly in the profit and loss account. The new method is in line with International Financial Reporting Standards (IFRS). The change in accounting policy does not affect equity. Its consequences are reflected in the profit and loss account as reclassifications only. The effect on net profit for 2003 was nil. The figures for 2003 have been restated for comparative purposes. The price gains and losses on investments in shares and property were EUR 67 million in 2004, compared with EUR 120 million in 2003. The large difference compared with 2003 reflects not so much a mediocre stock exchange development in 2004, but rather the stock exchange recovery that set in in 2003. At the end of 2002, the actual share prices were lower than their cost prices and the difference was charged to income. Subsequent price gains in 2003 up to the cost price level were then credited to income. This finally led to a high result from investments in 2003.

At 31 December 2004, Interpolis had EUR 12 (11) billion in investments for its own account and risk. The greater part, around 90%, were fixed-interest securities, 8% was invested in shares and 2% in real estate. In 2004, the average return on the entire portfolio was almost 9%. A large part of the management of Interpolis' investments has been contracted out to Robeco.

Reserves and solvency

At the end of 2004, Interpolis' reserves were EUR 1.5 billion, compared with EUR 1.3 billion at 31 December 2003. The increase has two causes: the positive results in the year under review and the increases in value of the investments in shares and real estate. The latter were due in particular to developments in the stock markets outside the Netherlands.

"Globalisation is a factor in our sector, too. We export to more than 100 countries and have research centres in 11 countries that guarantee the quality, safety and innovation of our products."



Wim Troost, Chief Executive Officer of Provimi Holding BV, the Netherlands, one of the leaders in the international animal feed industry

As a result of the reserves increase, the solvency position at the end of 2004 improved to 189% (174%) of the requirement set by the Dutch Central Bank. An adequate solvency position in the insurance business is necessary in order to be able to meet obligations in the long term as well.

IFRS

The application of IFRS has consequences in particular for the valuation of investments and the determination of income from investments. For investments in shares, the changes concerning the determination of income were partly implemented in 2004. For the rest, the investments will be valued in 2005 mainly on the basis of market value. Similarly, a large part of the insurance obligations will no longer be calculated using a fixed actuarial interest rate but using current interest rates. Under IFRS, the provision for catastrophe risk in non-life operations is no longer allowed. The provision will therefore be released to reserves. Under the new rules, the results are expected to show greater volatility.

Ambitions and outlook for 2005

For Interpolis, the year 2005 will be dominated by a number of spear-heads. It will focus explicitly on product and process innovation as well as on multi-distribution. The results showed strong recovery in both 2003 and 2004 but the changing conditions require alertness. For that reason, Interpolis remains focused in the short term on further control of claim expenses and costs. In addition, 2005 will be characterised by broader marketing of the new ZorgActief product. Central elements for the longer term will be growth, innovative solutions, tailored service provision and client appreciation; in other words, market leadership.

In view of the expected greater volatility of both the results from operations and the investments, the insurer does not wish to commit itself to a statement about the result for 2005.

www.interpolis.com

Results (in EUR millions)	**2004**	2003	change
Operating profit before taxation	**308**	238	29%
Results from operations	**241**	118	104%
Results from investments	**67**	120	-44%
Insurance premium income	**4,012**	3,893	3%
Life	**2,319**	2,436	-5%
Non-life	**1,498**	1,278	17%
Reinsurance	**195**	179	9%
Volume of services	**265**	279	-5%
Pension services	**127**	118	8%
Occupational health & safety and reintegration	**98**	128	-23%
Other	**40**	33	21%
Solvency	**189%**	174%	-
Customer value	**7.7**	7.8	-
Market share	**7%**	7%	-
FTEs	**5,173**	5,328	-3%





Leasing

Review of activities

De Lage Landen showed another handsome increase in both its result and its lease portfolio in 2004. In Scandinavia, the company strengthened its position with the acquisition of Telia Finans. The real estate financing activities were acquired by FGH Bank. In 2004, De Lage Landen decided to implement a global standardisation of its business processes in order to be able to offer uniform services to its international clients globally and to meet stricter international regulations.

Market and clients

After many years of growth, the leasing industry was confronted with negative growth figures worldwide in 2004. Despite this, De Lage Landen succeeded in sustaining its strong growth (10-15%) of recent years. The lease portfolio grew by EUR 0.7 billion, to EUR 13.0 (12.3) billion. This growth was depressed by the weaker dollar. Adjusted for the dollar effect, the growth would have been 15%. Of the total lease portfolio, Europe accounts for 54%, North and South America for 45% and Asia, Australia and New Zealand for 1%.

As a result of its expansion in recent years, De Lage Landen is now one of Europe's largest international lease businesses. In fact, it is the largest foreign lease company in the United States and, based on sales volumes, De Lage Landen is among the top ten of all lease companies.


Lease portfolio by region
Europe 54%
North and South America 45%
Asia, Australia and
New Zealand 1%

Acquisition of Telia Finans AB

Early in 2004, De Lage Landen acquired Telia Finans from the Swedish company Telia Sonera. This acquisition has given the business a firm foothold in Scandinavia. Telia Finans AB is the Scandinavian market leader in IT and office equipment leasing, with a lease portfolio amounting to almost EUR 500 million. Telia Finans now operates under the name De Lage Landen Finans. De Lage Landen's real estate financing activities (portfolio of EUR 1.1 billion) were sold to FGH Bank last year.

Growth in all sectors

Internationally, De Lage Landen focuses on the food & agriculture, healthcare, office equipment, IT, telecommunications, materials handling & construction equipment and bank outsourcing sectors. In the year under review, the level of activity was increased in all sectors, particularly in food & agri, office equipment and healthcare. In the Netherlands, the company offers a wide range of lease and trade financing products, including equipment lease, car and commercial vehicle leases, ICT lease, consumer finance and trade financing.





Strategy and targets

Global offer of financing solutions aimed at enhancing vendor sales (manufacturer or distributor) via structured international collaboration and/or on the basis of partnerships.

- Annual growth in operating profit before taxation of 10 to 15%.

Lease portfolio by sector



Office equipment 22%
Food & Agri 21%
Bank outsourcing 13%
Materials handling & construction 12%
Healthcare 10%
IT 10%
Translease 4%
Other 8%

Business process standardisation

In 2004, De Lage Landen decided to standardise its business processes worldwide. Clients are placing increasingly higher demands on service and they expect a uniform service throughout the world. In addition, international regulations have become considerably more stringent in recent years. This, too, requires adjustment of business processes. The implementation is expected to take several years.

European lease portfolio remains stable

In Europe, the lease portfolio remained stable at EUR 7.0 billion during 2004. Adjusted for the acquisition of Telia Finans and the transfer of the real estate financing activities to FGH Bank, growth amounted to 11%. In 2004, De Lage Landen, which already has a prominent position in lease activities in the American healthcare sector, launched similar activities in Europe. The number of international vendor programmes grew further. For example, new programmes were rolled out for McCormick and Cisco in Europe. The number of global programmes also increased, with Steelcase, IBM and Microsoft, among others.

In the Netherlands, collaboration with other Rabobank Group entities is very important. In 2004, De Lage Landen, together with the local Rabobanks, introduced the Consumer Finance product. This is a form of leasing that can be purchased via the local Rabobanks and that businesses can offer to consumers buying consumer durables, such as stairlifts, security installations and wheelchairs. In addition, the first steps were made in the field of remarketing. Under this new form of servicing to the local Rabobanks, objects that become available from financing are appraised and if possible resold, with De Lage Landen acting as an intermediary. The collaboration with the local banks was excellent in 2004. New contracts for a record total amount of EUR 600 million were concluded via the local Rabobanks.

American activities expanded

The activities in America were expanded significantly last year. The lease portfolio grew by more than 13% to EUR 5.9 billion despite the weaker US dollar. The Healthcare and Office Equipment business units welcomed high-profile clients like Bayer Healthcare and Carl Zeiss. In Brazil, where De Lage Landen is active in the food & agri sector, leasing business grew stronger than expected. Leasing business in Canada remained at a similar level as last year.



New offices in Asia

Activities in Southeast Asia, Australia and New Zealand are still relatively limited. De Lage Landen opened offices in South Korea and Singapore in 2004 in order to be able to serve international clients worldwide. The office in Singapore serves as head office for the entire region. De Lage Landen already had an office in Australia, which services New Zealand as well.

Financial results

Operating profit up 12%

With operating profit before taxation up 12% to EUR 212 (189) million, De Lage Landen produced a handsome result improvement in 2004. Income rose by EUR 72 million to EUR 641 (569) million, a rise of 13%. Interest income, which represents more than 80% of total income, was 6% higher at EUR 520 (491) million.

Operating expenses increased by 17% in the year under review to EUR 358 (305) million, largely as a result of a 20% increase in staff costs. The number of FTEs grew by 13% to 2,749. The item value adjustments to receivables, which provides an insight into risk-related costs, decreased by EUR 4 million to EUR 71 (75) million, corresponding to 56 basis points of the average lease portfolio.

Limited impact of IFRS

The introduction of the new IFRS accounting standards is expected to have only a limited impact on De Lage Landen's financial reporting.

Ambitions and outlook for 2005

De Lage Landen believes it will be able to turn in a good financial and commercial performance again in 2005. If the dollar remains stable, a further improvement in result of 10 to 15% is anticipated.
De Lage Landen aims at further expansion of its international network. It is expected that an office in Japan will be opened in 2005 and perhaps in China as well. In addition, De Lage Landen is investigating the feasibility of expanding its country network to Central and Eastern Europe. De Lage Landen operates a selective acquisition policy. Acquisitions are made only if they add value for the long term.

www.delagelanden.com

Results (in EUR millions)	**2004**	2003	change
Interest	**520**	491	6%
Commission	**36**	34	6%
Other income	**85**	44	93%
Total income	**641**	569	13%
Staff costs	**212**	176	20%
Other operating expenses	**146**	129	13%
Total expenses	**358**	305	17%
Gross profit	**283**	264	7%
Value adjustments to receivables	**71**	75	-5%
Operating profit before taxation	**212**	189	12%
Loans portfolio (in EUR billions)	**13.0**	12.3	6%
Europe	**7.0**	7.0	0%
USA	**5.9**	5.2	13%
Rest of the world	**0.1**	0.1	-
Risk-related costs (in basis points)	**56**	64	-12%
FTEs	**2,749**	2,424	13%



Strategy and targets

Strengthening the position in the Dutch real estate market.
Achieving a top position in commercial real estate financing and housing project development.
Achieving a selective position in the market for commercial real estate development, with the focus on the development of shopping centres.

- Annual growth of market share in owner-occupied housing projects of at least 20%
- Annual growth of the loans portfolio of at least 10%

Core activities FGH Bank and Rabo Vastgoed

Real estate

Review of activities

Rabobank Group's real estate operations, which comprise FGH Bank and Rabo Vastgoed, had a good year. In difficult market conditions, FGH Bank provided a record amount in new loans. Rabo Vastgoed considerably expanded both its land and its order portfolio. Operating profit before taxation of the real estate division was EUR 85 million.

Market and clients

As in 2003, the Dutch commercial real estate market and the office market in particular was depressed, although the rise in the supply of office space came to a halt after a number of years. The retail market showed a stable development in 2004. Supply in the retail market was low and the renting of new development projects continued satisfactorily. Partly because of the share market's continued underperformance, the real estate market remained attractive to investors in 2004. Accordingly, there was a strong emergence of real estate companies and limited partnerships (CVs) during the year under review. FGH Bank benefited from the withdrawal of a few (foreign) banks from the Dutch market. In 2004, the housing market managed to steer clear of the economic recession, with both prices and volumes higher than in the previous year. The fact that the housing market remained relatively buoyant was mainly due to low interest rates in the capital markets and the lagging production of new houses.

Real estate division in the making

Rabobank Group operates in the real estate market through its subsidiaries FGH Bank, Rabo Vastgoed and Interpolis Vastgoed. At the end of 2004, it was decided to cluster all Rabobank Group's real estate activities as far as possible in a real estate division. This would create a single centre of expertise and maximum collaboration. In addition, it would give Rabobank Group a higher profile in the market. The real estate division will come into being in 2005.

"Provimi and the Rabobank share an important feature, namely that worldwide food and agri is our common core business. So it's not surprising that we found each other, after all we speak the same language. In 2004 we were able to help Provimi by translating their company-specific issues around the world into customised financing instruments."



Peter van der Linden, Senior Relationship Manager, Rabobank Nederland, Corporate Clients F&A

FGH Bank

FGH Bank specialises in financing commercial real estate. With its nationwide office network, the bank not only operates near to the client but can also keep up-to-date on regional and local developments. FGH Bank focuses on institutional and private investors in commercial real estate and on project developers. Early in 2004, FGH Bank acquired De Lage Landen Vastgoedfinanciering from De Lage Landen.

FGH Bank achieved a record production of EUR 2.4 billion, even though the number of transactions in the total Dutch market was not particularly high in 2004 as a result of the scarce supply of high-value real estate. In the year under review, FGH Bank's loans portfolio increased by EUR 2.4 billion to EUR 6.5 (4.1) billion, of which EUR 1.1 billion is attributable to De Lage Landen Vastgoedfinanciering. Growth in project financing slowed because few projects were developed in 2004 as a result of the market situation. Around 69% of FGH Bank's portfolio relates to investment financing, 10% to financing of property for own business use, 8% to 'uitpond' financing (sale of rented property) and 13% to other lending (project, land and trade financing).

Breakdown by financing type


Investment financing 69%
Property for own business use 10%
Uitpond financing 8%
Other 13%

FGH Bank's services are not restricted to real estate financing. Clients can turn to FGH Vastgoed Expertise for such matters as advice, portfolio analysis, market research and plan assessments as well as for commercial real estate appraisals. FGH Asset Management acquires Dutch real estate and manages real estate funds and items of real estate. FGH Asset Management is currently involved in six private funds, including CV Winkelcentrum Ypenburg. In collaboration with Schretlen & Co, this fund was placed with approximately 800 private investors in the autumn of 2004. The shopping centre is being developed by 'RaFo VOF' development combination, which consists of Rabo Vastgoed (houses) and Foruminvest BV (shops).

Rabo Vastgoed

Rabo Vastgoed is Rabobank Group's real estate developer. Thanks to successful collaboration with government authorities, construction enterprises, housing corporations and other stakeholders, Rabo Vastgoed was able to significantly expand its activities in recent years. Its land portfolio grew from 740 hectares in 2001 to 1,790 hectares in 2004. Rabo Vastgoed buys up the land in order to build a strategic position for future projects. Regionalisation has extended Rabo Vastgoed's operating area from the Randstad area, i.e. the west of the country, to the whole of the Netherlands, resulting in strong growth. The land portfolio has potential for 28,675 houses and 915,000 m2 of industrial space, increases of 38% and 12%, respectively, on 2003. Rabo Vastgoed's turnover was 7% higher in 2004 at EUR 283 (264) million. The order portfolio, which comprises approved and current projects, grew by 9% to EUR 3.6 (3.3) billion. The development portfolio comprises over 11,000 houses and 254,000 m2 of industrial space. The number of houses sold fell by more than 600 to 1,114. This is a one-off decline, owing to the build up of the portfolio. In 2005, house sales should return to their 2003 level.

Land portfolio
in hectares


2,000
1,600
1,200
800
400
0
2001
2002
2003
2004

Involvement of local population in housing projects

Rabo Vastgoed develops projects with respect for the surrounding environment. It aims to develop houses in locations that are both attractive and safe and that capture the enthusiasm of users for many years.
In order to achieve this, Rabo Vastgoed works closely together with the local Rabobanks. By listening to the needs and desires of members and clients of local banks and by participating in municipal competitions, Rabo Vastgoed successfully completed a number of attractive housing projects in the past few years. Apart from owner-occupied houses, Rabo Vastgoed develops rented (council) houses in consultation with or commissioned by investors and housing corporations.

Financial results

In 2004, Rabobank Group's real estate operations achieved an operating profit before taxation of EUR 85 million. Because of the acquisition of FGH Bank in October 2003, a proper results comparison cannot be made. Thanks to its excellent year, FGH Bank provided a large number of new loans, while Rabo Vastgoed successfully completed a number of projects. This resulted in higher interest income, which includes results on projects. Income was EUR 117 million, more than 90% of which was interest income. In the year under review, operating expenses were EUR 32 million.

IFRS

For the time being, the new financial reporting standards will have a limited impact on FGH Bank's results. It is not yet clear how the market will respond to the changed accounting rules for leasing and renting and how they might affect FGH Bank's results.

Under IFRS, Rabo Vastgoed's land positions will continue to be valued on the basis of acquisition price. The volatility of Rabo Vastgoed's results might even decrease, reflecting the predominantly project-related character of its activities. Under IFRS, results will be recognised in relation to a project's progress, instead of at the time the project is completed.

Ambitions and outlook for 2005

For 2005, Rabobank Group is moderately optimistic about the real estate market. This is a dynamic market even in times of economic recession, as is visible in all its subsegments. Demand for high-quality real estate will remain high and it far outruns supply. As a result, relatively few transactions are closed, putting investment financing under pressure. The same holds for the real estate funds, which also generate a demand for high-quality real estate. Construction activities should pick up in the second half of 2005 thanks to the expected economic recovery, which might provide a boost to project financing as well. Despite the stable house prices, further growth is expected in the housing market. That is why FGH Bank intends to focus more on housing corporations in 2005. Rabobank Group aims at strengthening its market position in real estate in 2005, with a target growth in results of 15%.

www.rabovastgoed.com and www.fghbank.nl

Results (in EUR millions)	**2004**	2003	change
Interest	**110**	23	
Other income	**7**	9	
Total income	**117**	32	
Staff costs	**20**	4	
Other operating expenses	**12**	5	
Total expenses	**32**	9	
Gross profit	**85**	23	
Value adjustments to receivables	**-**	-	
Operating profit before taxation	**85**	23	
Other data			
Loans portfolio (in EUR billions)	**6.5**	4.1	58%
Land portfolio (in hectares)	**1,790**	1,694	6%
FTEs	**291**	225	29%

Organisation and risk management

For financial institutions, everything revolves around trust. Trust is the foundation of the relationship with clients and other stakeholders, a precondition in the contact with supervisory authorities and the basis of the internal relationship between the market-oriented, controlling and managing elements of the business.

Trust not only requires good management of the business, but also as part of this the proper management of the various risks that financial institutions are exposed to. Rabobank Group's corporate governance is characterised by an open culture with clear accountability in respect of management and supervision. A prudent risk policy, resulting in a modest risk profile, is at the core of risk management.



"The European Union has already adopted directives to promote the production of biofuels, which boosts opportunities for bio-ethanol, a market in which we have invested heavily."



Philippe Duval, Chairman of Tereos, France, one of Europe's leading companies in the sugar- and alcohol-production industry

Corporate governance

Following several corporate scandals in the past few years, corporate governance became a topic of public discussion worldwide. In turn, this discussion led to the development of general principles designed to serve as the basis for sound corporate governance. Legislation and regulations have been drafted in various countries with the aim of preventing new financial scandals. Examples include the Sarbanes-Oxley Act in the United States and the Corporate Governance Code in the Netherlands. This chapter provides information on corporate governance at Rabobank. This subject will be further discussed within Rabobank in the coming period.

Rabobank Group

During the past decade, Rabobank Group has held ongoing deliberations on corporate governance. In 2002, this resulted in a radical revision of Rabobank Nederland's management structure.

Rabobank Group's permanent focus on corporate governance naturally implies that it also follows the global debate on this subject. Financial institutions such as Rabobank Group have been familiar for years with many of the latest principles of governance. After all, the financial sector has always been subject to strict regulation because of its social and economic role. Given its firm roots in Dutch society and its prominence in the international capital markets, Rabobank Group endorses the principles of the Dutch Corporate Governance Code as developed by the Tabaksblat committee. However, Rabobank Group is not actually subject to this code, as its structure is based on cooperative principles and it is not listed on the stock exchange. Nevertheless, it will apply the code where possible.

Cross-guarantee system

Rabobank Group consists of the local Rabobanks, their central organisation Rabobank Nederland and its subsidiaries and other affiliated entities.

It is important to bear in mind that, through their mutual financial association, various Rabobank Group units together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992). This relationship is formalised in an internal 'cross-guarantee' system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil its obligations towards creditors.

Corporate governance at Rabobank Nederland

Executive Board

The Executive Board is responsible for the management of Rabobank Nederland and its affiliated entities. This includes responsibility for the achievement of the objectives of Rabobank Group as a whole, its strategic



policy, its results, the synergy within the Group, compliance with all relevant laws and regulations, the management of business risks and the financing of Rabobank Group. The Executive Board reports on all these aspects to the Supervisory Board, the Central Delegates Assembly (the organisation's 'parliament', which is authorised to make decisions on behalf of the local Rabobanks represented therein) and the General Meeting of Rabobank Nederland, which is formed by the members, i.e. the local Rabobanks.

The management of Rabobank Group is also based on the interrelationship between risk, return and reserves. The Supervisory authorities - the Dutch Central Bank and the Netherlands Authority for the Financial Markets - have formulated standards for financial institutions. The standards of the Dutch Central Bank are laid down for example in the Regulation on Organisation and Control, which forms the framework for the organisation and control of Rabobank Group's activities. In addition, the supervision on the conduct of the Dutch financial markets exercised by the Authority for the Financial Markets also applies to Rabobank Group.

The members of the Executive Board are appointed by the Supervisory Board for an indefinite period and may be dismissed and suspended by the Supervisory Board. The Supervisory Board also determines the remuneration of the members of the Executive Board and reports on this to the Committee on Confidential Matters of the Central Delegates Assembly. The Supervisory Board periodically assesses and concludes on the Executive Board's performance.

Supervisory Board

The Supervisory Board performs the supervisory role within Rabobank Nederland. This means that the Supervisory Board supervises the policy pursued by the Executive Board and the general course of affairs of Rabobank Nederland and its affiliated entities. As part of this task, the achievement of the Group's objectives, the strategy, business risks, the design and operation of the internal risk management and control systems, the financial reporting process and compliance with laws and regulations are discussed at length and tested regularly. In addition, the Supervisory Board advises the Executive Board. In the performance of their duties, the members of the Supervisory Board act in the interests of Rabobank Nederland and its affiliated entities. Certain key Executive Board decisions are subject to mandatory approval by the Supervisory Board. Examples include decisions on strategic collaboration with third parties, major investments and acquisitions, as well as the annual adoption of the policy plans and the budget.

The members of the Supervisory Board are appointed by the General Meeting on the recommendation of the Supervisory Board. The independence of the individual members is a primary consideration in this respect. The Committee on Confidential Matters of the Central Delegates Assembly determines the remuneration of the members of the Supervisory Board and has a say in the profile of the members of the Supervisory Board.

The Supervisory Board annually assesses its own performance, both as a collective and of its individual members. A programme has been designed aimed at keeping the members of the Supervisory Board up-to-date on developments in the institutional and legal environment in which the bank operates and on risk management systems. The Supervisory Board has four committees: the Cooperative Issues Committee, the Audit Committee, the Appointment and Remuneration Committee and the Appeals Committee.

Central Delegates Assembly

Influence and control of the local Rabobanks, i.e. the members (and shareholders) of Rabobank Nederland, are exercised directly or indirectly via representation on two bodies, the Central Delegates Assembly and the General Meeting.







The local Rabobanks are organised geographically in 20 regions. The Boards of the Regional Delegates Assemblies form the Central Delegates Assembly, which has 120 members. Through the representation of the local management and supervisory bodies in the Regional Delegates Assemblies, the members/clients of the local Rabobanks are also represented in the Central Delegates Assembly.

The powers of the Central Delegates Assembly include the establishment of rules that all member banks must comply with. The Central Delegates Assembly also approves the annual plan and the budget of Rabobank Nederlans insofar as this concerns the business of the member banks. The outcome can influence Rabobank Nederland's policy. Furthermore, the Central Delegates Assembly has substantive discussions which mainly concern the business of the local Rabobanks. These discussions are held not only as part of the Central Delegates Assembly's specific duties and powers, but also with the aim of encouraging commitment and consensus between the local Rabobanks and Rabobank Nederland. Consequently, the manner in which Rabobank Nederland accounts for its policy to its members is more extensive than that of a typical listed public limited liability company to its shareholders. Because of the special relationship between Rabobank Nederland and its members, the Central Delegates Assembly enjoys virtually full attendance.

In order to operate effectively, the Central Delegates Assembly has appointed committees, which are charged with special duties.

General Meeting

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board. The Central Delegates Assembly issues advice prior to the General Meeting on all the items on the agenda, by which time the local Rabobanks and Rabobank Nederland have already discussed these subjects in detail. The local Rabobanks have voting rights in the General Meeting in proportion to their balance sheet total. Because of the special relationship between Rabobank Nederland and its members, the General Meeting also enjoys virtually full attendance.

Corporate governance at the local Rabobanks

Only banks that have a cooperative structure and whose Articles of Association have been approved by Rabobank Nederland may be members of Rabobank Nederland. In turn, the local Rabobanks have members as well, who are local clients. The local Rabobanks have strictly defined rights and obligations towards Rabobank Nederland and each other.

Management and supervision

In June 2004, the General Meeting of Rabobank Nederland cleared the way for a change in the management model of the member Rabobanks. This was prompted by the wish to change in response to, for example, the local upsizing, which was well on the way by then, a changing market, and increasing legislation and regulations. It was decided to refocus the existing management model, i.e. the partnership model, and in addition to introduce a second, 'executive' management model. Both management models focus on ensuring effective management as well as professional and independent supervision. They will remain in equal, full coexistence in the coming years.

In this context, adequate assurance of effective member influence and control is likewise essential in order to ensure that the management of the local Rabobanks continues to be carried out in the future both adequately and professionally, but also in a way that befits their cooperative character. The members of all the local Rabobanks have important powers, such as to adopt the financial statements, to amend the Articles

"The world of food & agribusiness is becoming increasingly complex. In this dynamic environment Rabobank is looking to deliver customised solutions to companies like Tereos. Solutions that respond specifically to the challenges that a particular sector is facing."



Frans van Bijsterveld, F&A Business Manager for Europe, Rabobank International

of Association, to appoint members of the Supervisory Board and to grant discharge from liability. In addition, account is rendered to the members in respect of the bank's management and supervision.

Partnership model

In the partnership model, the management of the local Rabobanks consists of persons elected by the members from their ranks, plus a managing director who is appointed by the Supervisory Board (formerly the Board of Supervisors). The managing director is primarily concerned with the day-to-day management of the bank's operations. The Supervisory Board supervises the management. This model was refocused in 2004, as part of which the roles and responsibilities of the appointed and elected managers were redefined, the information provision was improved and the supervisory role of the Supervisory Board was strengthened. Banks using the partnership model may install a members' council.

Executive model

In the executive model, the local Rabobanks have a Board of Directors comprising several persons appointed by the Supervisory Board, which operates under the supervision of the Supervisory Board. In this model, no managers are elected by the members from their ranks, as is the case in the partnership model. In order to firmly and permanently embed member influence and control in the structure, banks using the executive model install a members' council, which is a delegation of all members elected by the members from their ranks. The members' council assumes the bulk of the powers of the General Meeting and furthermore promotes and structures member control and engagement. The General Meeting continues to exist, but decides on major issues only.

Transparency

An important precondition for good corporate governance at Rabobank Group is an open culture with clear accountability for the management and supervision. Without proper transparency, Rabobank Nederland cannot render account to the local Rabobanks on its management and supervision, nor can this be assessed.

Investor relations

Besides good communication with its members, Rabobank Nederland also attaches great importance to good communication with its other stakeholders. For example, institutional investors are invited to participate in teleconferences held on the day that the annual or half-year figures are published. The investor relations unit informs investors on developments at Rabobank Group via a dedicated website and an electronic newsletter. This unit is also responsible for supplying and explaining all relevant information requested by investors.

Communication with the local Rabobanks

A closed Internet connection created specifically for the local Rabobanks gives them access to fast and useful information and enables them to be closely involved in Rabobank Nederland.

Corporate governance information on the Internet

Rabobank Group has placed information on its corporate governance and activities on its public Internet site, including a full explanation of the deviations from the Tabaksblat Code. While Rabobank Group endorses the Code's principles and implements them where possible, a number of principles and best practice provisions cannot be applied at Rabobank Group on account of its cooperative structure.

Risk management

The management of Rabobank Group is based on its strategic principles and, by extension, on the interrelationship between risk, return and reserves. Both the Dutch Central Bank and the bank itself have formulated standards concerning Rabobank's organisation and control. The standards of the Dutch Central Bank are laid down for example in the Regulation on Organisation and Control, which forms the framework for the organisation and control of Rabobank Group's activities. For further information, please refer to the relevant sections in this Annual Report and the chapter on Risk management in particular. In view of the above, the Executive Board believes that Rabobank Group's internal risk management and control systems meet the relevant requirements and are adequate and effective.

For more information on this chapter, please visit
www.rabobank.com

Risk management

Banking means deliberately taking well-considered risks. Rabobank Group pursues a prudent risk policy which underlies its modest risk profile. This is demonstrated by the initial calculations based on the new capital adequacy requirements, as formulated in the 'BIS II accord'. In addition to the external capital adequacy requirements, the internal capital adequacy requirement, 'economic capital', is the principal indicator of risk management and capital allocation. In 2004, Rabobank Group made great progress with the implementation of a comprehensive internal framework for economic capital.

Risk management organisation

Risk management takes place at various levels within the organisation. Under the supervision of the Supervisory Board and advised by the Balance Sheet and Risk Management Committee (BRMC), the Executive Board determines the risk strategy, policy principles and limits.
The Supervisory Board regularly reviews the risk exposure of Rabobank Group's activities and portfolio. The CFO, who is a member of the Executive Board, is responsible for the implementation of the risk policy within Rabobank Group and is chairman of the BRMC. Risk management at Rabobank Group is in particular performed within Group Risk Management and Credit Risk Management. Group Risk Management is responsible for the policy regarding interest rate, liquidity, market, currency and operational risk, as well as for credit risk at portfolio level. Credit Risk Management is responsible for credit risk management at individual loan level. In addition, independent risk control departments within the Group entities monitor the risks that are relevant for the entity in question.

Principles of risk management

The primary objective of risk management is to protect Rabobank Group's solid financial position. The bank aims for a limited risk profile in order to contain the effect of unexpected events on both its capital and its financial results. Within Rabobank Group, an extensive system of limits and controls has been put in place to manage the different risks. This also protects the bank's reputation. For a good insight into the bank's positions, it is vital that all the risks are identified. And the risks must be fully considered in order to be able to make proper commercial decisions. Each of Rabobank Group's individual business units is responsible for their commercial results and the associated risks. A balance must be found between risk and return, while of course observing the relevant risk limits set by the Group.

Economic capital

The new BIS II regulations

The new Basel accord on capital adequacy ('Basel II') represents an integrated framework for the supervision of banks. It is founded on three pillars. Minimum capital adequacy requirements apply to credit risk, market risk and operational risk. The rules in pillar 1 apply to all banks. Within each risk category, banks can choose from a menu of approaches, which vary from simple to advanced. Moreover, regulatory bodies can set additional capital adequacy requirements and quality standards for other risk categories. In pillar 2, the supervisory authority ensures that the bank has identified, quantified and managed all the relevant risks. The third pillar concerns market discipline. Banks must publish risk information for the benefit of investors in order to stimulate market forces. The BIS II accord is being used by the European Commission as a basis for preparing the third Directive on Capital Adequacy (Capital Adequacy Directive/CAD3). This should lead to a more sophisticated system of risk weightings and hence to more risk-sensitive capital adequacy requirements. In addition, capital must be held not only for credit risk and market risk, as was the case under Basel I, but also for operational risk. On certain conditions, banks are allowed to use their internal rating models to determine the amount of the capital to be held by them. This is the option taken by Rabobank Group. The bank has developed advanced internal models for both credit risk and operational risk, which comply with the guidelines of the supervisory authority. In European countries, supervision along the lines of the internal rating approach looks likely to take effect from 1 January 2008.

Under the Basel II regulations, Rabobank Group's relatively low risk profile is reflected in much lower capital adequacy requirements and hence a significantly improved solvency position.

Economic capital

Besides the supervisor's minimum capital adequacy requirements, Rabobank applies an internal capital adequacy requirement, economic capital. Economic capital is defined as the amount of capital to be held by the bank to absorb any unexpected losses without becoming insolvent, based on a one-year period and a confidence level set by Rabobank. Since Rabobank Group wishes to retain its current highest rating (AAA), it applies a confidence level of 99.99%. Rabobank Group uses the most advanced statistical methods to determine the amount of economic capital to be held. Clearly, Rabobank Group's capital is more than sufficient to absorb unexpected losses. Rabobank Group sets these high standards for itself because of the importance it attaches to retaining the highest possible credit rating (AAA). This rating implies that the rating agencies consider the probability of default to be practically nil.

Risk plays an important part in the calculation of economic capital. The better the diversification, the less economic capital is required, for then there is a lower probability of the various losses occurring simultaneously. Rabobank Group's total economic capital for 2004 has been calculated at EUR 13 billion, slightly lower than in 2003. This level is comfortably under that of the available Tier I capital (core capital) of EUR 22.6 billion. This large capital buffer again confirms Rabobank Group's solid position.

Allocation of economic capital

The concept of economic capital enables the bank to quantify, analyse and subsequently manage the different risks that the bank is exposed to. Proportionally, credit risk remains the largest risk category. A quarter of the economic capital is designated for operational risks and business risks. Interest rate risk arises due to the different maturities of assets and liabilities on the balance sheet and the extent to which this risk is hedged. Market risk arises from the trading portfolio and from Interpolis' investment portfolio. The insurer's actual insurance risk is considered separately. The capital to be held for operational risks has for now been calculated using the standard approach of the Basel accord (scaled up to AAA level). Business risk comprises the effects of changing market conditions and reflects the tension between market dynamics and the degree of flexibility of the cost structure for responding.

"Chilean pork is very popular in South Korea. Through our co-operation with Rabobank, we have excellent relationships with Chilean exporters and are really pleased that we can offer these products through our distribution channels."





Cha Sang-Hyup, Chairman and Chief Executive Officer of Hannaeng, South Korea, a leading player in the meat-processing industry


Breakdown of economic capital by risk
Credit risk 43%
Interest rate risk 17%
Business risk 14%
Operational risk 12%
Market risk 8%
Insurance risk 5%
Country risk 1%


Breakdown of economic capital by business unit
Retail banking 50%
Wholesale banking 27%
Participating interests 23%

Viewed by business unit, the retail banking operations account for half of the economic capital required at Group level. It should be noted in this context that the Group's interest rate risk position is managed centrally by the Treasury department, which forms part of retail banking.

RAROC: 13%

Relating the profit realised on a particular activity to the capital required for that activity produces the RAROC, the risk adjusted return on capital. The RAROC (after tax) realised by Rabobank Group in 2004 was 13%. This indicates that the Bank has largely fulfilled one of its core objectives: the creation of economic value. Moreover, the RAROC ratio for the retail operations and that for the wholesale banking operations and the total of the participating interests show very little difference, which indicates a balanced utilization of economic capital.

Credit risk

Rabobank pursues a prudent acceptation policy, characterised by careful assessment of clients and their ability to make repayments. Rabobank grants loans only if it expects that a client can fully meet its payment commitments. Rabobank's portfolio is divided across a large number of business sectors. This creates a large and balanced risk spread, so that the quality of the financing portfolio does not significantly deteriorate if one or more business sectors go through a difficult period or in the event of an economic recession. Approval of larger financing applications is decided on by various committees, the level of the applicable committee depending on the amount of the requested financing. The Executive Board itself decides on the largest financing applications.



An important element in the process of approving financing applications is the assigning of a rating that indicates the likelihood of a client being unable to repay the loan. This likelihood is referred to as the probability of default (PD). In 2003, Rabobank Group introduced the Rabobank Risk Rating (RRR), which reflects the counterparty's probability of default over a one-year period and which is applied to all larger corporate clients. The system comprises 25 ratings. Ratings R0 to R20 imply that financing commitments are met. R0 means the absence of risk and R20 means that the financial position is considered very weak. Ratings D1 to D4 indicate in principle that payment commitments are no longer being met and that the collectibility of the loan is doubtful. D4 stands for bankruptcy or a comparable situation.

The portfolio's average rating is between R11 and R14. For 2% of the portfolio, the commitments are not being fully met and an adequate provision has been formed for this part of the portfolio. It should be noted that the breakdown indicates only the extent to which Rabobank expects that clients can or cannot meet their commitments. In many cases, the bank has obtained adequate security that can be invoked should the client no longer meet its financing commitments, ensuring that the loan is eventually fully or partly repaid. Accordingly, Rabobank Group has a healthy corporate loan portfolio. This healthy condition applies even more so to the total loan portfolio, half of which consists of residential mortgages, where the risk of losses is historically very low.

The value adjustments to receivables/private sector lending ratio provides an indication of the probability of credit losses. At Group level, the average for the period 2000 to 2004 was 23 basis points, reflecting Rabobank Group's favourable credit risk profile. The ratio was higher in 2004 for the wholesale banking and international retail banking operations and for leasing, at 30 and 59 basis points, respectively. The ratio for the domestic retail banking operations was considerably lower, at 17 basis points.


Value adjustments to receivables for private sector lending
in basis points
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
Domestic retail banking
Wholesale and international retail banking
Leasing
Rabobank Group

Country risk

With respect to country risk, a distinction can be made between transfer risk and collective debtor risk. Transfer risk relates to the possibility of foreign governments placing restrictions on funds transfers from debtors in that country to creditors abroad. Collective debtor risk relates to the situation when a large number of debtors in a country cannot meet their commitments for the same reason (e.g. war, political and social unrest, natural disasters, but including government policy that does not succeed in creating macro-economic and financial stability).

Transfer limits are determined according to the net transfer risk, which is defined as total loans granted less loans granted in local currency less guarantees and other collateral obtained to cover transfer risk and less a deduction for the lower weighting of specific products. The limits are allocated to the offices, which are themselves responsible for the day-to-day monitoring of the loans granted by them.

At Rabobank Group level, the country risk outstanding, including additional capital requirement and provision for country risks, is reported



"As Asia's third largest economy South Korea has experienced enormous growth. While high-tech and heavy industries continue to flourish, the domestic food & agribusiness sector is faced by a paradoxical challenge:

Rabobank Risk Rating: Breakdown of corporate loans

Rating	PD (basis points)	Description	Loans as a % of total
R0	0 - 0	No risk	0
R1	0 - 1.6	Exceptionally strong	2
R2 - R4	1.6 - 4.5	Very strong	1
R5 - R7	4.5 - 12	Strong	3
R8 - R10	12 - 40	Adequate	10
R11 - R14	40 - 210	Acceptable	63
R15 - R19	210 - 1,600	Weak - commitments are being met	18
R20	1,600 - 10,000	Very weak	1
D1 - D4	10,000	Doubtful loan - commitments are not being met	2
Total			100

every quarter to the BRMC and the Country Limit Committee. The calculation of the additional capital requirement and the provision for country risk is made in accordance with Dutch Central Bank guidelines and concerns high-risk countries.

The net transfer risk before provisions for non-OECD countries is usually less than 1% of total assets.

Interest rate risk

One of the most important risk components for Rabobank Group is interest rate risk. Interest rate risk is the risk, outside the trading environment, of deviations in interest income and/or the market value of capital as a result of changes in market interest rates. Interest rate risk results mainly from mismatches between the periods for which interest rates are fixed for loans and funds entrusted. If interest rates increase, the rate for the liabilities, such as savings, can be adjusted immediately. This does not apply to the majority of the assets, such as mortgages, which have longer interest rate fixation periods.

Rabobank Group's interest rate risk exposure is managed and controlled centrally. Different methods are used for measuring and managing interest rate risk, including gap analysis, scenario analysis and market value limits. For simulation and analysis purposes, customer behaviour and interest rate movements are modelled. Short-term interest rate risk is monitored using the concept Income at Risk. This is the maximum amount of interest income that is put at risk on an annual basis, based on a confidence level of 97.5%. In the year under review, the maximum risk was approximately EUR 200 million. Long-term interest rate risk is measured and managed using Equity at Risk. Equity at Risk is the sensitivity of the Group equity's market value to interest rate fluctuations. In the year under review, the maximum Equity at Risk was 7.5%.

to tackle competition from foreign products in an environment in which price competition is often lacking. Given its unique focus on food & agribusiness, its extensive package of products and its global network Rabobank is the perfect partner to assist South Korean food and agribusiness enterprises to successfully position themselves in this ever changing business environment."



Jeroen Nijsen, General Manager, Rabobank Greater China & South Korea

Both Income at Risk and Equity at Risk are calculated and reported to the BRMC monthly. Limits for both risk indicators are set annually.

Funding and liquidity risk

Liquidity risk is the risk that increases in assets can not or not at reasonable prices be financed, or that not all (re)payment commitments can be met. This could happen if clients or other professional counterparties suddenly withdraw more funding than expected, which cannot be met by the bank's cash resources or by selling assets or borrowing funds from third parties.

Methods to measure liquidity risk include the CA/CL method (Core Asset / Core Liabilities). This analysis is based on the cash flow schedule of assets and liabilities. A quantification is made of the assets (and unused facilities) and liabilities that will probably still be or come on the balance sheet after a defined stress scenario has taken place. These remaining assets and liabilities are referred to as the core assets (CA) and core liabilities (CL) respectively. The CA/CL ratio is the liquidity ratio. Given the highly conservative weightings used, a ratio of below 1.2 is considered adequate. In the year under review, this was the case for the scenarios used.

The liquidity position of the Group as a whole, measured according to the guidelines of the supervisory authority, was likewise more than adequate, with the available liquidity exceeding the requirement by an average of 8%.

Rabobank Group's comfortable liquidity position is reflected in the balance sheet by the substantial asset item Interest-bearing securities of EUR 92 billion. In principle, these funds are available on demand should a liquidity crisis occur.

Rabobank Group's funding policy is to meet the funding requirements of the Group entities at an acceptable cost. The policy is characterised by diversification of funding sources, flexibility of funding instruments and active investor relations. Rabobank Group has been assigned the highest possible credit rating by leading rating agencies. This top rating enables Rabobank Group to raise funds at a relatively low cost.

In 2004, nearly EUR 20 billion in long-term funding was raised in the international financial markets.

Breakdown of long-term funding in 2004 by currency


Euro 47%
US dollar 28%
Canadian dollar 7%
Pounds sterling 6%
Australian dollar 4%
Swiss franc 3%
Other 5%

A separate Investor Relations unit provides full information to Rabobank investors about the bank's risk profile and financial and strategic developments.

Market risk

Market risk relates to changes in the value of the trading portfolio as a result of price movements in the market. Price changes include prices of interest rate products (interest rate), equities, currencies, certain commodities and derivatives. The exposure is calculated and consolidated on a daily basis and managed using a sophisticated system of limits. At a consolidated level, the exposure is expressed by the Value at Risk. This measure, based on historic market developments, indicates the maximum loss that Rabobank Group can suffer subject to a certain confidence level and in 'normal' market conditions. The level of the Value at Risk reflects market developments and the positions taken by the bank itself.

In order to understand the maximum potential risk, the effect of certain extreme events ('event risk') on the value of the portfolios is calculated. To this end, both actual and hypothetical scenarios are analysed. Sensitivity analyses are also used.

Risk in non-OESD countries

in EUR millions

Regions	in Europe	in Africa	in Latin America	in Asia	Total	In % of balance sheet total
Economic country risk (excl. derivatives) [1]	1,385	262	3,742	4,492	9,881	2.1
Risk mitigating components:						
- local currency	13	0	798	868	1,679	
- third party coverage of country risk	378	135	1,630	569	2,712	
- deduction for transactions with lower risk	787	37	432	569	1,825	
net exposure before provisions	207	90	882	2,486	3,665	0.8
						In % of total loan loss allowances
Total provisions for economic country risk	2	2	121	61	186	8.9

[1] total assets, plus guarantees issued and unused committed credit facilities

The graph on this page shows the movement in the Value at Risk in the year under review. In 2004, the Value at Risk fluctuated between EUR 11 (11) million and EUR 22 (18) million, with an average of EUR 17 (14) million. For 2004, this means that, at a confidence level of 97.5%, losses on any one day would not have exceeded EUR 22 million.


Value at Risk
in EUR millions
25
20
15
10
5
0
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec

The Value at Risk for the trading portfolios is subdivided in a number of components. The value of the trading portfolios is sensitive mainly to changes in interest rates, equity prices and credit spreads.

Since opposite positions of different books offset each other to a certain degree, this results in a diversification benefit which reduces total risk. On 31 December 2004, the consolidated Value at Risk was EUR 14.6 million.

Risk type

in EUR millions

	Year-end 2004
Credit spread	10.1
Foreign currency	0.1
Shares	8.1
Interest rate	2.2
Diversification	(6.0)
Total Value at Risk	14.6

Currency risk

Currency risk positions are taken in both trading and non-trading books. As other market risks, the currency risk in the trading books is controlled using Value at Risk limits. Currency risk in the non-trading books relates exclusively to the translation risk on capital invested in foreign activities and issues of Trust Preferred Securities not denominated in euros.

To monitor and control the translation risk, Rabobank Group uses an interrelated two-track approach to protect the bank's capital position against currency exchange movements. On the one hand, the hedging strategy hedges reserves invested abroad, while on the other it immunises the Tier I ratio against the effects of currency exchange rate movements. The latter is done via the components of the total of Tier I and Tier II capital that do not form part of reserves, in particular Trust Preferred Securities. In 2003 and 2004, these were issued in foreign currencies so that the currency composition of the total of Tier I and Tier II capital corresponded with that of the risk-weighted assets. This 'natural hedge' was realised by issuing the Trust Preferred Securities II (in 2003) and III to IV (in 2004), which form part of the Tier I capital, in American dollars (USD 3,250 million), Australian dollars (AUD 500 million) and pounds sterling (GBP 350 million).

Operational risk

As a risk type, operational risk has acquired its own distinct position in the banking world. It is defined as 'the risk of losses resulting from failure of internal processes, people or systems or from external events'. Events of recent decades in modern international banking have shown on several occasions that ineffective control of operational risks can lead to substantial losses. Under the Basel II accord, banks must hold capital for this risk. Rabobank has always recognised operational risk as a risk to be managed properly. Examples of operational risk incidents are highly diverse: fraud, claims relating to inadequate products, losses due to poor occupational health and safety conditions, errors in transaction processing, non-compliance with the law and system failures.

The Group-wide policy for operational risk management is defined and detailed by Group Risk Management. Ultimately, line management is responsible for the actual control and management of operational risks within the scope of its own activities.

Rabobank Group's aim is to achieve a balanced control of operational risks, and in this way ensure that the most stringent demands of the relevant regulations are met. For its risk identification, Rabobank uses



"Indonesian sugar producers are being overwhelmed by domestic demand. The sector wants to resume meeting demand through modernisation. PTPN XI is playing a major role in this approach."



Mr. Ir. Poerwanto, Marketing Director of PTPN XI, Indonesia, the country's largest sugar producer two approaches. First, the main risks for each business unit are analysed on an annual basis using the 'top-down risk identification method'. In addition, Control Risk Self Assessments are performed for specific processes, departments or risks. This involves workshops at which the specific risks are identified and analysed with those directly involved.

Operational losses exceeding EUR 10,000 and incidents are registered and reported every quarter by all Rabobank Group's entities. The validation and analysis of any losses are performed by those closest to the source wherever possible.

Furthermore, Group entities with responsibility for results report quarterly on the status and quality of risk management. In addition, the key risks and controls are monitored, using wherever possible early warning signals in the form of key indicators for risks and controls.

Rabobank Group uses a proprietary model for calculating its capital requirement. This model is currently being tested to determine whether it complies with the requirements of the Advanced Measurement Approach referred to in the BIS regulations.

Insurance risk

At Interpolis, risk management is concerned mainly with insurance risks. Using appropriate techniques, the risks associated with existing and new products and the development of risks are evaluated. This enables the insurer to ascertain whether future commitments can be met with sufficient certainty and whether calamities can be absorbed financially. Interpolis, too, applies the principle of economic capital.









Corporate social responsibility

Rabobank Group's ambition is to sustain and expand its leading position in corporate social responsibility (CSR). For that purpose, the CSR philosophy must play a part in decision-making at all levels and in all business processes. CSR monitoring shows that the Group again came closer to achieving this objective in 2004. More Group entities gave increased attention to CSR in their policies and activities than in previous years.

If clients and stakeholders consider CSR as a visible element of Rabobank Group's identity, this will enhance its reputation. Reputation management in a CSR context takes the form of risk management and adding value to the business. Risk management is achieved through transparent corporate governance, by operating according to external CSR guidelines and internal codes, and by integrating CSR criteria in financial services and environmental care within the business. In 2004, preparations were made to be able to incorporate explicit CSR reviews in credit assessments. Adding value is achieved by, for example, penetrating new markets or offering new sustainable products and services. Ultimately, a good reputation itself creates value. In this way, Rabobank is seen as an attractive employer.

Another successful year for Rabo Green Bank

Rabo Green Bank had another excellent year. Its total assets passed the EUR 2 billion mark just before the end of the year. Gross loans granted grew by around EUR 534 million in 2004. Gross funding increased via the issue of Rabo Green Bonds amount to EUR 482 million. The issue of Robeco CDO Green Bonds amount to EUR 30 million. With a market share of approximately 50%, Rabobank is the clear market leader in green financing. In biological agriculture, agricultural nature management, wind energy and the Green Label Greenhouses, Rabobank leaves the competition standing. It owes this position mainly to the support of the local Rabobanks. Virtually all Rabobanks sell green bonds to private clients. More than three-quarters of the banks are involved in providing green financing.

Trading platform for CO_2 emission rights set up

At the beginning of 2004, New Values, a Rabobank initiative, launched an electronic trading platform for CO_2 emission rights, green certificates and NO_x emission rights. Businesses can trade in these rights globally and anonymously via this platform. European trade in CO_2 emission rights started on 1 January 2005. Rabobank Nederland works on New Values together with TenneT's subsidiary APX (the Amsterdam Power Exchange).

Rabobank took the initiative to set up New Values because its corporate clients are finding themselves increasingly confronted with statutory emission ceilings. Companies can address this by reducing their own emissions or by buying emission rights from other companies that can reduce their emissions at lower costs.

Combating contaminated soil on business premises

Rabobank, together with six umbrella and industry associations including the employers' organisations MKB Nederland and VNO-NCW, is combating contaminated soil on business premises. The Dutch Ministry



of Housing, Spatial Planning & Environment supports the initiative both financially and as part of its policy. A single organisation will be created to which businesses can turn with all their questions and problems concerning contaminated soil and soil decontamination. This organisation will operate under the name Bodemcentrum (Soil Centre). In 2003 and 2004, preparations were made for setting up the centre. In January 2005, the parties involved signed a letter of intent. Research has shown that soil at 12,000 to 15,000 businesses has to be decontaminated. This is to be completed before 2030, which means approximately 500 soil decontamination exercises each year. The average investment involved is EUR 100,000 to EUR 150,000.

Co-operative banking in developing countries

In 2004, the Rabobank Development Program was launched. Under this label, Rabobank, as a socially responsible and committed co-operative bank, contributes to the stimulation of rural economies in developing countries. In 2005, Rabobank employees will be temporarily assigned to projects as part of the Rabobank Development Program. The label covers Rabo Financial Institutions Development BV and the Rabobank Foundation. Rabo Financial Institutions Development BV was founded in order to support and participate in rural banks in 15 developing countries. It started off with EUR 25 million in investment capital. Ten out of the fifteen developing countries are now known. They are Brazil, Bolivia, China, Egypt, India, Indonesia, Mozambique, Peru, Tanzania and Vietnam. The RIAS consultancy service is part of this new entity. The Rabobank Foundation, which celebrated its 30th anniversary on 12 May 2004, helps in setting up savings and loan co-operatives by providing advice and financial resources. It also provides trade financing to agricultural co-operatives.

Paper reduction lags behind target

According to World Wildlife Fund calculations, the average office worker uses one tree a year in paper. For the entire Rabobank Group, this would be 55,000 trees a year. The target 10% reduction in paper use was not met in 2004. In the year under review, the reduction was 7%.

Procurement of green energy

In 2004 a framework contract was concluded for Dutch offices of Rabobank Group, under which more than 1,300 locations within Rabobank Group will receive 100% green power as from 2005. The power is generated by windmills in the Netherlands, which are financed by Rabobank. This contract means a reduced environmental impact. In addition, joint procurement yields sizeable cost savings.

Targets for 2005

Targets for 2005 include:

- Strengthening Rabobank's positioning as a bank with CSR high on its agenda, by leveraging its range of sustainable products and services.
- Further embedding CSR criteria in the loan process throughout the organisation.
- Enhancing corporate social responsibility in the form of voluntary work, corporate citizenship and, where relevant, an active dialogue with stakeholders.
- Introducing programmes aimed at sustainable operations, such as 100% green power, another 10% paper reduction, environmentally-friendly mobility and sustainable procurement policies.
- Reviewing the car leasing policy, so that cars may be leased only if they meet certain fuel economy criteria.

More information on Rabobank Group's CSR policy and activities can be found in the Annual Responsibility and Sustainability Report 2004. This report is available on the Internet. The Internet version complies with the Global Reporting Initiative guidelines. In addition, examples of interesting projects initiated by local banks and Group entities can be found on the Internet.
See www.rabobank.com

"Sugar is one of Indonesia's most important strategic products. By supporting PTPN XI, the country's largest sugar producer, we have become a prominent player in this industry sector. As well as sugar, we also finance producers and buyers of other important soft commodities such as cocoa and coffee. As a result, Rabobank is one of the leading financiers in the food and agribusiness in Indonesia."



Tony Costa, General Manager and President of PT. Bank Rabobank International Indonesia

Consolidated balance sheet

at 31 December 2004 (after profit appropriation)

(in EUR millions)		2004		2003
Assets				
Cash		7,204		7,117
Short-term government paper		4,132		3,211
Professional securities transactions	26,134		30,199	
Other banks	14,454		11,720	
Banks		40,588		41,919
Public sector lending	2,201		2,161	
Private sector lending	252,996		235,425	
Professional securities transactions	20,973		13,211	
Lending		276,170		250,797
Interest-bearing securities		91,889		71,141
Shares		15,168		10,093
Participating interests		510		201
Property and equipment		3,927		3,964
Other assets		5,468		4,984
Prepayments and accrued income		30,033		9,878
Total assets		475,089		403,305
Liabilities				
Professional securities transactions	22,898		20,180	
Other banks	73,368		62,676	
Banks		96,266		82,856
Savings	77,737		71,559	
Professional securities transactions	4,119		3,309	
Other funds entrusted	110,267		97,703	
Funds entrusted		192,123		172,571
Debt securities		92,578		80,695
Other liabilities		12,447		11,907
Accruals and deferred income		34,314		12,513
Provisions		20,752		19,177
		448,480		379,719
Fund for general banking risks	1,756		1,679	
Subordinated loans	2,091		2,211	
		3,847		3,890
Member Capital	3,841		3,853	
Revaluation reserves	136		222	
Revaluation reserves	12,287		11,158	
Trust Preferred Securities	1,879		-	
Reserves		18,143		15,233
Third-party interests		4,619		4,463
Group equity		26,609		23,586
Total liabilities		475,089		403,305
Contingent liabilities		7,612		6,435
Irrevocable facilities		30,114		26,117

Consolidated profit and loss account

for 2004

(in EUR millions)		2004		2003
Income				
Interest income	18,773		17,794	
Interest expense	12,524		11,838	
Interest		6,249		5,956
Income from securities and participating interests		482		353
Commission income	2,458		2,146	
Commission expense	346		294	
Commission		2,112		1,852
Results on financial transactions		312		170
Other income		900		687
Total income		10,055		9,018
Expenses				
Staff costs	4,029		3,770	
Other administrative expenses	2,335		2,101	
Staff costs and other administrative expenses		6,364		5,871
Depreciation		368		372
Operating expenses		6,732		6,243
Value adjustments to receivables		525		575
Value adjustments to financial fixed assets		(11)		(148)
Total expenses		7,246		6,670
Operating profit before taxation		2,809		2,348
Taxation on operating profit		957		712
Operating profit/Group profit after taxation		1,852		1,636
Third-party interests		316		266
Net profit		1,536		1,370

Cash flow statement

(in EUR millions)		2004		2003
Cash flow from operating activities				
Operating profit/Group profit after taxation		1,852		1,636
Adjustments for:				
- depreciation	368		372	
- value adjustments to receivables	525		575	
- value adjustments to financial fixed assets	(11)		(148)	
- movements in technical reserves relating to the to the insurance business	1,363		1,119	
- movements in other provisions	212		(280)	
- movements in accrued and deferred items	1,646		1,729	
		4,103		3,367
Cash flow from business operations		5,955		5,003
Movements in short-term government paper	(921)		(1,398)	
Movements in securities trading portfolio	(19,723)		2,665	
Movements in securitised loans	(963)		(50)	
Movements in banks	14,741		633	
Movements in lending	(25,898)		(26,120)	
Movements in funds entrusted	19,552		939	
Other movements from operating activities	(1,550)		4,609	
		(14,762)		(18,722)
Net cash flow from operating activities		(8,807)		(13,719)
Cash flow from investing activities				
Investments and purchases				
- investment portfolio	(24,469)		(24,222)	
- participating interests	(321)		(45)	
- tangible fixed assets	(534)		(686)	
		(25,324)		(24,953)
Disposals, redemptions and sales				
- investment portfolio	20,575		19,900	
- participating interests	11		15	
- tangible fixed assets	239		227	
		20,825		20,142
Net cash flow from investing activities		(4,499)		(4,811)
Cash flow from financing activities				
Movements in Member Capital and Trust Preferred Securities III, IV, V and VI		1,867		2
Movements in subordinated loans		(120)		1,450
Movements in debt securities		11,883		18,956
Payment on Member Capital and Trust Preferred Securities III, IV, V and VI		(237)		(215)
Net cash flow from financing activities		13,393		20,193
Net cash flow/movement in cash		87		1,663

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.

Movements in reserves

(in EUR millions)	2004	2003
Reserves can be broken down as follows:		
Member Capital	3,841	3,853
Revaluation reserves	136	222
Other reserves	12,287	11,158
Trust Preferred Securities	1,879	-
	18,143	15,233
Movements in reserves:		
Member Capital		
Balance at 1 January	3,853	3,851
Issue	(12)	2
Balance at 31 December	3,841	3,853
Revaluation reserves		
Balance at 1 January	222	246
Revaluation	156	32
From/to other information	(11)	16
Released to profit and loss account	(231)	(72)
Balance at 31 December	136	222

This item includes the revaluation for immovable property, shares and participating interests.

(in EUR millions)	2004	2003
Other reserves		
Balance at 1 January	11,158	10,164
To/from revaluation reserves	11	(16)
Goodwill	(172)	(213)
Other movements	(9)	68
Payment on Member Capital and Trust Preferred Securities III, IV, V and VI	(237)	(215)
Profit appropriation	1,536	1,370
Balance at 31 December	12,287	11,158

Goodwill paid in 2004 relates to Telia Finans AB and BGZ SA

(in EUR millions)	2004	2003
Trust Preferred Securities		
Balance at 1 January	-	-
Issue	1,879	-
Revaluation	-	-
Balance at 31 December	1,879	-

Notes to the balance sheet

Rabobank Group's consolidated total assets grew by 18% in 2004 to EUR 475 billion. Lending to the private sector increased by 7% and savings by 9%.

Total lending

Rabobank Group's total lending increased by 10% in 2004 to EUR 276.2 (250.8) billion. This total comprises:

- lending to the public sector;
- professional securities transactions;
- lending to the private sector.

In the year under review, lending to the public sector was virtually unchanged at EUR 2.2 billion. The volume of professional securities transactions was EUR 21.0 (13.2) billion. Lending to the private sector, representing 53% of total assets, increased by EUR 17.6 billion to EUR 253.0 billion, a rise of 7%. The majority of loans were granted on the domestic market (80%), with 9% elsewhere in Europe, 7% in the US, 3% in Australia and New Zealand and 1% in Asia. Lending to the private sector is subdivided in private individuals, trade, industry and services and food & agri.

Lending by sector

- Private individuals

At year-end 2004, total loans to private individuals amounted to EUR 131.6 (117.5) billion, a rise of 12%. The greater part of loans to private individuals has been granted in the Netherlands. Abroad, lending to private individuals showed an explosive 46% growth although its volume is as yet relatively small.

- Trade, industry and services

At the end of 2004, lending to corporate clients in the trade, industry and services sector was EUR 1.8 billion higher than at the end of 2003. This is a 2% increase, bringing total lending to this sector to EUR 83.1 billion. Lending increased in the construction and real estate sectors. On the other hand, lending to corporate clients in the healthcare sector and the chemical industry was lower.

- Food & agri

At the end of 2004, total lending to the food & agri sector amounted to EUR 38.4 (36.6) billion. This is a 5% increase. Growth was mainly in the domestic market. Lending abroad was virtually unchanged, partly because of the weaker dollar. Lending to the horticultural and the wheat/rice sector increased.



Lending by sector
in EUR billions
140
120
100
80
60
40
20
0
2001
2002
2003
2004
Food & agri
TIS
Private individuals

Lending by Group entity

Of the total lending to the private sector of EUR 253.0 billion, EUR 184.1 (167.7) billion was granted by the domestic retail banking operations. Their share of total lending was 73%. Wholesale banking and international retail banking operations granted loans amounting to EUR 46.8 (47.3) billion, representing 18% of the total. The other Group entities, including De Lage Landen and FGH Bank, accounted for the remaining 9% of lending, amounting to EUR 22.0 (20.4) billion.

Lending by Group entity


Retail banking 73%
Wholesale banking 18%
Other 9%

Funds entrusted

In 2004 funds entrusted, comprising savings, professional securities transactions and other funds entrusted, grew by 11% to EUR 192.1 (172.6) billion. At year-end 2004, the professional securities transactions amounted to EUR 4.1 (3.3) billion. Other funds entrusted increased by 13% to EUR 110.3 (97.7) billion, largely due to growth in deposits.

Savings

In the year under review, savings grew by EUR 6.1 billion to EUR 77.7 (71.6) billion, a rise of 9%. The economic uncertainty caused many consumers to keep a tight hand on their purses. As a result, savings showed relatively considerable growth once again. The share of Internet savings in the total savings amount increased from 33% to 43% in 2004. This was at the expense of the traditional savings accounts and Telesavings in particular, whose respective shares declined by 5% and 4%, to 22% and 17%.

Breakdown of Rabobank Group savings


Internet savings 43%
Savings accounts 22%
Telesavings 17%
Fixed-term deposits 7%
Roparco 6%
Other 5%

Debt securities

In the year under review, the amount of debt securities grew by EUR 11.9 billion to EUR 92.6 billion. Apart from Medium Term Notes, more Certificates of Deposits were issued to finance the growth in lending and to maintain the Group's good liquidity position.

Reserves

In order to provide natural hedging of the growth of the international retail and wholesale activities in US dollars, pounds sterling and Australian dollars, Rabobank Group raised new reserves in the form of Trust Preferred Securities for an equivalent amount of EUR 1.9 billion in these three currencies in the final quarter of 2004. The successful issue comprised 1.5 billion in US dollars, 350 million in pounds sterling and 500 million in Australian dollars, of which 250 million with fixed coupon and 250 million with variable coupon. There was enormous interest among institutional investors for this new issue of Tier I capital. The issue was several times oversubscribed. In Insto magazine, Australian institutional investors voted the emission the 'Hybrid deal of the Year', while Euroweek awarded it the title of 'Best Financial Institution Bond' in 2004.

In the period under review, Rabobank concluded that, on the basis of the most recent International Financial Reporting Standards (IFRS), the Trust Preferred Securities that had been issued in 2003 and 1999 for an amount of EUR 2.0 billion do not qualify as equity. For that reason, it was decided to classify these Trust Preferred Securities as subordinated loans as from 1 January 2004. This does not apply to the issue in 2004. On account of other conditions, these Trust Preferred Securities can be classified as equity. For supervision purposes, the Dutch Central Bank will continue to recognise the Trust Preferred Securities of 2003 and 1999 as core capital (Tier I), even after the transition to IFRS in 2005. Accordingly, the change in accounting policy will not affect either the Tier I ratio (11.4) or the BIS ratio (11.4). Under IFRS, the members' capital of EUR 3.8 billion qualifies fully as reserves. At the end of 2004, 68% of reserves consisted of other reserves (mainly retained earnings), 21% of members' capital, 10% of Trust Preferred Securities and less than 1% of revaluation reserves.

Breakdown of reserves


Other reserves 68%
Members' capital 21%
Trust Preferred Securities 10%
Revaluation reserve 1%

Notes to the profit and loss account

Rabobank Group's net profit grew by 12% in 2004 to EUR 1,536 million. In previous years, interest income growth was often the main driver of result improvements. In the year under review however, interest income was under pressure. The higher result of 2004 was largely due to other income, as well as to lower value adjustments to receivables.

Income up 11%

In the year under review, total income increased by 11% to EUR 10,055 (9,018) million. The growth percentage was boosted by acquisitions and Interpolis' accounting policy change. Organic income growth was 7%.

Interest income up 5%

Interest income in 2004 was EUR 6,249 (5,956) million, a rise of 5%. The increase is lower than in previous years and also lower than the 7% growth in private sector lending. The levelling-off of growth in interest income is attributable to a lower interest margin. The interest margin was squeezed, reflecting fierce competition in the mortgages and savings market and a closing gap between short-term and long-term interest rates. In addition, many clients repaid their mortgages prematurely in previous years as a result of the low interest rates in the capital markets and then refinanced them at a lower interest rate. This yields extra income in the short term, but lower interest income in the longer term. These effects are now being felt.

Commission up 14%

In the year under review, total commission increased by EUR 260 million to EUR 2,112 (1,852) million, a rise of 14%.

Securities brokerage

Securities brokerage in 2004 was EUR 342 (297) million, up 15% on 2003. The greater part of the increase came from Alex. Despite the decline in the number of orders, commission earned by Alex increased. Commission income of the local Rabobanks also increased.

Asset management fees

Asset management fees consist for the greater part of management fees received from the investment funds, but they also include placement fees. Asset management fees were 18% higher at EUR 456 (385) million.



Commission
in EUR millions
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2000
2001
2002
2003
2004
Insurance
Services
Securities
Asset management
Funds transfers and foreign exchange arbitrage
Other

Results on financial transactions up 84%

Results on financial transactions increased by EUR 142 million in the year under review to EUR 312 (170) million. This is a rise of 84%. Results on financial transactions are realised mainly by the wholesale banking business. The increase mainly reflects the favourable results on the trading portfolio.

Operating expenses up 8%

Operating expenses rose by EUR 489 million in 2004 to EUR 6,732 (6,243) million, a rise of 8%. Adjusted for non-recurring charges for provisions and acquisitions, organic growth in expenses was 4%.

Staff costs up 7%

Staff costs increased by EUR 259 million in 2004 to EUR 4,029 (3,770) million, a rise of 7%. Besides regular salary increases and a non-recurring payment, three percent points of the increase can be attributed to higher additions to the pension provisions. Rabobank Group's workforce decreased by 633 FTEs to 50,216 FTEs. The number of job positions declined particularly at the local Rabobanks, Rabobank Nederland, Robeco and Interpolis, while De Lage Landen, the wholesale activities and international retail activities, among others, saw the number of job positions increase.

Other administrative expenses up 11%

Other administrative expenses were 11% higher at EUR 2,335 (2,101) million. The increase is largely attributable to provisions. The greater part of additions to provisions related to the restructuring programmes at Rabobank Nederland, which involved an amount of EUR 120 million.

Decrease in value adjustments to receivables

The item value adjustments to receivables is used to account for loan losses. Rabobank Group determines value adjustments to receivables by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years being given the highest weightings. In the year under review, value adjustments to receivables decreased by EUR 50 million to EUR 525 million. This decrease is almost entirely due to international wholesale and retail activities as a result of the international economic recovery. However, the addition for domestic retail banking operations showed a relatively large increase, partly reflecting a greater number of bankruptcies. The addition as a percentage of the average risk-weighted assets of the banking activities improved by 6 basis points to 29 (35).

Operating profit before taxation

Operating profit before taxation was 20% higher in 2004, at EUR 2,809 (2,348) million.

Net profit up 12%

Taxation amounted to EUR 957 (712) million in 2004. The tax burden was 34.1%. Deferred tax assets, including those relating to the Fund for general banking risks, were adjusted in connection with the lowering of the Dutch corporate income tax rate in 2005 from 34.5% to 31.5%. After taxes and third-party interests of EUR 316 million, net profit amounted to EUR 1,536 million, up 12% on 2003.

Profit appropriation

The net profit, after distribution payments to holders of Rabobank members' capital and Trust Preferred Securities, has been added to reserves to the extent to which it is classified as such. This strengthens the financial basis for the further development of Rabobank Group and the creation of customer value in the future.

Auditors' report

We have audited the consolidated balance sheet, consolidated profit and loss account, cash flow statement and movements in reserves for the year 2004, hereinafter referred to as the annual figures, of Rabobank Group[1], as set out on pages 72 to 75 of this report.
These annual figures have been derived from the financial statements of Rabobank Group for the year 2004, which were audited by us and on which we issued an unqualified auditors' report on 7 March 2005.
These annual figures are the responsibility of the Executive Board of Rabobank Group. Our responsibility is to express an opinion thereon based on our audit.

We have established that the annual figures are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the annual figures should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 7 March 2005

Ernst & Young Accountants

1)

Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Group NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Directors and management of Rabobank Group*

General Managers

Ralf Dekker (R.J.)
Jan Dijkstra (J.D.)
Henn Geukers (H.M.)
André van Iersel (A.A.J.M.)
Wouter Kolff (W.J.)
Jos van Lange (J.H.P.M.)
Hans van der Linden (J.A.M.)
Bert Mertens (H.H.J.)
Monika Milz MBA (M.R.)
Rik Op den Brouw (H.)
Hanno Riedlin (H.W.E.)
Thomas van Rijckevorsel (T.C.A.M.)
Harry de Roo RA (J.H.)
Sipko Schat (S.N.)
Karel Schellens (C.A.C.M.)
Rutger Schellens (R.V.C.)
Jaap Slotema (J.)
Jan van Veenendaal (J.)

Deputy General Managers

Ad Bakermans (A.W.F.J.)
Aad Balm (A.M.A.W.)
Robin Bargmann (R.K.)
Wim Boonstra (W.W.)
Jan Bos (J.J.)
Jacqueline van den Brink (J.C.)
Cor Broekhuyse RA (C.F.)
Evert Broekmans (E.A.H.G.)
Edwin Brouwers RA (E.A.J.)
Ben Christiaanse (B.J.)
Marc Cootjans (M.A.W.)
Henk Datema MBA (H.J.)
Bruce Dick (B.)
Roy van Diem (R.)
Haijo Dijkstra (H.H.J.)
Walter van Dinther (W.H.M.M.)
Wim Dufourné (G.W.)
Dick Duit RA RO (D.)
Gerard Fransen MBA (G.J.)
René Frijters (R.J.A.)
Ab Gillhaus (A.J.)
Jan Hageraats (J.M.J.)
Mirjam Halverhout (M.A.)
Rob Hartog (D.R.)
Floris Henning (F.J.)
Machiel Jansen Schoonhoven (E.M.)
Cilian Jansen Verplanke (C.A.)
Gerard van Kaathoven (G.J.C.M.)
Rob Kemna (R.A.C.)
Jacob Klompien MFE (J.)
Rob Klomps (R.F.)
Peter Knuvers RA RE (P.M.)
Jan Kool RA (J.)
Bart Jan Krouwel (B.J.)
Bram Kruimel (B.J.)
Sjors Kruiper (S.J.)
Arnold Kuijpers (A.J.A.M.)
Willem Lageweg (L.W.)
Jaap Lammers (J.C.)
Mariëlle Lichtenberg (M.P.J.)
Vincent Lokin (V.E.C.)
Theo Martens (Th.H.)
Adri Meijdam RA RO (A.J.)
Christian Mol (C.H.A.M.)
Jan Molenaar (J.B.J.M)
Hans van de Molengraft RA RO (J.C.)
Rob Niesert (R.P.J.)
Peter Norrie (P.)
Harrie de Poot RA (H.J.W.)
Maarten Rosenberg (M.F.)
Jos Rovers MSc (J.A.M.M.)
Marike Schaafsma (M.A.)
Cees Schakelaar (C.G.)
Jan Schinkelshoek (J.)
Annemarie Scholtis-Van den Berg MBA (A.)
Jan Schonewille (J.)
Hans Siebelink (A.J.F.)
Ronald Slaats (R.A.M.)
Frits Swinkels RE RA (G.J.P.)
Jan van Teeffelen (J.G.J)
Cees van Tiggelen (C.A.V.)
Ben Vergouw (G.J.)
Niek Vogelaar (N.)
Guido Vos (G.J.)
Willem Wagner (W.)
Fred Weenig (F.)
Alfons de Weerdt (A.L.)
Pieter Wetselaar (P.)
Ruurd Weulen Kranenberg (R.)
Hans van Zanten (J.)

* As of 15 March 2005

Directors and management of Group entities*

ACCBank plc

Ralf Dekker (R.), Chairman
Pieter van der Weijden (P.P.M.)
Colm Darling (C.)
Padraic O'Connor (P.)
Hidzer Kiewiet de Jonge (H.)

Alex

René Frijters (R.J.A.), Chairman

De Lage Landen International BV

Karel Schellens (C.A.C.M.), Chairman
Gerard van Kaathoven (G.J.C.M.)
Ronald Slaats (R.A.M.)
Rolf Westmijse RA (R.)

FGH Bank

Peter Keur (P.C.), Chairman
Frans Overdijk RA (F.B.)

Gilde Investment Management BV

Boudewijn Molenaar (B.T.), Chairman
Bas Wiersma (J.S.)

Interpolis NV

Kick van der Pol (C.), Chairman
Huub Hannen MFE (H.A.J.) Deputy Chairman
Roel Wijmenga (R.Th.)

Obvion NV

Roy van Diem (R.), Chairman

Robeco Groep NV

George Möller (G.A.), Chairman
Stefan Bichsel (S.T.)
Leni Boeren (L.M.T.)
Sander van Eijkern (S.)
Constant Korthout (C.T.L.)
Niek Molenaar (N.F.)

Schretlen & Co NV

Harold Knebel (H.A.J.M.), Chairman
J. Smits (J.W.M.)
Bert Wenker (G.J.M.)

Effectenbank Stroeve NV

Cees Haasnoot RBA (C.), Chairman
Nico van den Haak AA (N.W.), Finance Manager

VIB

Cor Broekhuyse RA (C.F.), Chairman
Henk Adams (H.)
Guillermo Bilbao (G.)
Richard Foss (R.D.)
Richard Henderson (R.)
Dennis Kern (D.L.)
Bill Padula (W.A.)
Pete Penner (P.J.)
Rik baron van Slingelandt (D.J.M.G.)

* As of 15 March 2005

Glossary of terms

BIS ratio
The ratio reflecting the health (solvency) of a bank. The higher the figure, the more solid the position of the bank. The ratio is calculated as the percentage of qualifying capital (Tier I and Tier II) to the risk-weighted assets. The minimum BIS ratio required by external supervisory authorities is 8.0.

CDOs
Collaterised debt obligations. A financial construction under which the principal and interest on securities are dependent on the cash flow generated by the underlying assets. In the case of CDOs, the underlying asset is usually a portfolio of high-interest bonds and corporate loans.

Core capital
The core capital (Tier I) of Rabobank Group consists of members' capital, Trust Preferred Securities, other reserves, the Fund for general banking risks and part of third-party interests.

Corporate governance
The management structure of a company and the supervision thereof.

Economic capital
The internal capital requirement for absorbing unexpected losses based on a given confidence level and a given time frame (1 year). Rabobank uses a confidence level of 99.99%, corresponding to the Triple A rating awarded to the Bank.

Efficiency ratio
Operating expenses as a percentage of income. This ratio reflects banking productivity. The lower the percentage, the higher the efficiency.

Equity at Risk
The measure of long-term interest rate risk based on the percentage change in the market value of reserves as a result of a 1% change in the interest rate.

Income at Risk
The measure of short-term interest rate risk (< 1 year). This is the maximum amount of interest income lost (based on a confidence level of 97.5%) in the next twelve months as a result of the highest possible increase in the money market and capital market interest rate.

Joint venture
Collaborative venture between two or more legally independent companies.

Leasing
An agreement under which the owner of an asset makes that asset available to another party for a certain period in exchange for a set lease charge.

Qualifying capital

The sum of core capital (Tier I) and supplementary capital (Tier II). Tier II capital consists of the revaluation reserves, part of the subordinated loans less the deductible items specified by the Dutch Central Bank.

Return on equity

Net profit as a percentage of reserves at the end of the previous financial year.

Risk-weighted assets

All balance sheet and off-balance sheet items weighted according to the risk level set by the supervisory authority.

Securitisation

Restructuring of loans in the form of tradable securities.

Tier I ratio

The ratio of core capital to risk-weighted assets. The minimum Tier I ratio required by external supervisory authorities is 4.0.

Triple A rating

The Triple A rating is the highest credit rating awarded by rating agencies. A Triple A rating reflects the highest possible creditworthiness and therefore the lowest possible risk that the company will go bankrupt.

'Uitpond' financing

Financing for rented houses, where the client intends to sell the individual houses as unencumbered and empty when they become vacant.

Value at Risk

The measure of market risk on the trading portfolio, which based on historical data reflects the highest possible loss that could be suffered by Rabobank Group in one day, assuming a probability of 99%.

Vendor finance

Financing products (including leasing) designed to support sales offered via the distribution channels of a manufacturer or distributor of capital assets.

Colophon

Published by
Rabobank Nederland Communications

Editors
Andries van der Bruggen (financial statements), Jan Dost, Sandra van Gils, Mario van der List, Marc van de Ven

Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

Photographs
Cover, Tjeerd Fonk.
Portraits of Board members, Joost Guntenaar en Iwan Baan, Amsterdam
Storyboards, Getreide AG, AFFCO, Vasse Felix, Bioflora, GRUMA, River Ranch, Provimi, Tereos, Hannaeng, PTPN XI, Irene Vijfwinkel, De Beeldkuil, Getty Images

English translation
Ernst & Young Translation Bureau, The Hague

Internet
Info.nl, Amsterdam; SiteManagement; C&F Report, Amsterdam

Production co-ordination
Kobalt BV Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Publication
This publication and the separate 'Rabobank Group Consolidated Financial Statements 2004 and other information' together form the Annual Report, Financial Statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Disclaimer
This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch orginal takes precedence.

Filing
After they have been adopted, the 'Rabobank Group 2004 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Annual Reports
Rabobank Group publishes the following Annual Reports:
- Annual Report 2004
  (in Dutch and in English)
- Consolidated Financial Statements 2004 and other information
  (in Dutch and in English)
- Annual Sustainability Report 2004
  (in Dutch and in English)
- Interim Report 2005
  (in Dutch and in English, to be published in September 2005)

For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

All Annual Reports are also available on the Internet:
www.rabobankgroep.nl/reports

Dutch and foreign offices


Dutch offices



For more information on our offices, including location and contact details, please visit www.rabobankgroep.nl/vestigingen



Rabobank

Rabobank Group is a full-range financial services provider founded on cooperative principles. The Group is comprised of 288 independent local Rabobanks in the Netherlands, the central organisation Rabobank Nederland and a large number of specialised subsidiaries. The Group's core objective is to generate the highest possible customer value. To this end, the organisation offers its clients all the financial products and services they may want. Rabobank Group provides services to more than half of the Dutch population (17 million) and Dutch companies. In the Netherlands, it is market leader in almost all financial services areas: home mortgages, savings, small and medium-sized businesses, and the agricultural sector. It has also significantly strengthened its position in the large corporate market. Throughout the world, Rabobank Group, through Rabobank International, focuses primary on financing the international food & agri business, a niche market in which it has a leading position. Rabobank Group has been awarded the highest credit rating (Triple A), and has 244 offices in 37 countries outside the Netherlands.
www.rabobankgroep.nl


accbank

Established in 1927 as Agricultural Credit Corporation, ACCBank is a trusted name in rural Ireland. The target clients of the bank are not only farmers, but also small and medium-sized businesses and private individuals. The bank endeavours to establish long-term relationships with its clients by creating customer value. ACCBank is well positioned to achieve further growth on the Irish market. In doing so, the bank and its clients can benefit from the extensive range of banking, insurance, employment benefits, leasing and investment products offered by Rabobank Group on the Dutch market.
www.accbank.com


Alex
beleggersbank

Alex has evolved from sophisticated trading systems to a digital investment bank. Alex Beleggersbank started life in 1999 and leads the market in the field of online investing and is the largest source of orders from private individuals on both the Euronext stock exchange and the Euronext derivatives exchange. Alex aims to provide the best possible services to a growing number of investors who prefer to invest independently in line with their own individual objectives. In addition, Alex offers a whole range of support and educative services, including professional analyses, news reports, investment specialists, seminars and the Alex Academy training institution.
www.alex.nl


de lage landen
partners in finance

De Lage Landen offers high-quality asset financing, vendor finance and commercial finance products on the international market. With a network covering more than 20 countries in Europe, North and South America, Southeast Asia, Australia and New Zealand, the company concentrates on international operations in the Food & Agri, Healthcare, Office Equipment, Information Technology, Telecommunication and Materials Handling & Construction Equipment industries. In the Netherlands, the company offers a wide range of leasing and trade finance products mainly through the local Rabobanks, but also directly. Its product range includes equipment leasing, car and commercial vehicle leasing, ICT leasing, consumer financing and trade financing.
www.delagelanden.com

Rabobank Group structure


VICASOL

9 million clients

1.46 million members

288 member banks

Rabobank Nederland

Wholesale banking and international retail banking	Market support domestic retail banking	Group departments
• Corporate Clients • Rabobank International	• Private individuals • SME • Private Banking	• Co-operative and Management Issues • Group ICT • Credits • Shared Services & Facilities • Other corporate departments and services

Insurance, Pensions Occupational health and safety	Asset management Investment	Leasing	Real estate	Other Group units
• Interpolis	• Robeco Group • Schretlen & Co • Effectenbank Stroeve • Alex	• De Lage Landen	• Rabo Vastgoed • FGH Bank	• Gilde • Obvion



ROBECO

Founded in 1929, Robeco is an asset manager in heart and soul. Worldwide, Robeco provides investment products and services to 700 institutional clients and some 1.5 million private individuals. The services to private individuals are provided both through banks and other distribution partners, and through direct channels. Robeco's product range includes fixed-interest and equity investments, as well as alternative investments. In addition to its home markets in the Benelux and the US, Robeco also has operations in France, Switzerland, Germany, Spain, the Middle East and Japan. Assets managed amounted to some EUR 113 billion at the end of 2004. Robeco has over 1,600 employees worldwide, spread over nine countries.
www.robeco.com


SCHRETLEN & CO
VERMOGENSMANAGEMENT

Schretlen & Co is Rabobank Group's asset management specialist, focusing in particular on high net-worth individuals and medium-sized institutional investors. Its clients, which include many directors/majority shareholders and former entrepreneurs, are often introduced to Schretlen by the local Rabobanks. The core activity of Schretlen is asset management, based on a well thought-out long-term concept which fully integrates asset planning and asset management or advice. In addition to the head office in Amsterdam, Schretlen has branches in Amsterdam, Apeldoorn, Heerenveen, Maastricht, Rotterdam and Waalre.
www.schretlen.com

EFFECTENBANK
STROEVE
SINDS 1818

Effectenbank Stroeve is an investment specialist which concentrates on achieving asset growth for private investors. Furthermore, the company provides securities-related services to independent investors. As custodian and manager, Effectenbank Stroeve offers banking services, such as effecting stock exchange transactions, holding assets and securities in custody and providing reports. Effectenbank Stroeve has one office in Amsterdam.
www.stroeve.com


VIB
VALLEY INDEPENDENT BANK

VIB Corp is a holding company for banks. Through its subsidiary Valley Independent Bank it offers financial services in California in particular. VIB is a network of smaller local banks operating on the principle of personal client service. Its 24 branches cover an area stretching from the Imperial Valley on the Mexico-California border to Fresno in the Central Valley. VIB offers a wide range of retail banking services, such as loans to private individuals and companies, deposit accounts, credit cards and other banking services. VIB's clients are private individuals, including many farmers and ranchers, and small and medium-sized businesses.
www.vibank.com

Rabobank Group


FGHbank
DE VASTGOEDBANK

FGH Bank is specialised commercial real estate financing. The real estate bank has expert knowledge of financing and investment, valuations, technical property analyses, tax and legal matters, and risk management. The bank's network extending across the whole country, with account managers maintaining personal contact with clients, allows it to follow regional market developments at close hand. Its clients are mainly project developers and institutional and private investors in commercial real estate, from small and medium-sized businesses to large companies and listed real estate funds.
www.fghbank.nl



GILDE INVESTMENT MANAGEMENT

Gilde Investment Management provides enterprises with venture capital and manages specialised funds, including the Gilde Buy-Out Funds, the Gilde IT Funds, Gilde Participaties and the Biotech & Nutrition Fund. Gilde Participaties is one of the main players operating on the Dutch market for large and medium-sized buy-outs, concentrating on situations involving business succession, spin offs and expansion. Top performance at Gilde Participaties is assured through offering a network of entrepreneurs, sparring partners and advisers.
www.gilde.nl

Interpolis



Interpolis is the insurance arm of Rabobank Group. The company offers a wide range of life and non-life insurance and is a major provider of occupational health and safety (including reintegration) and pension services. With more than one million private individuals and several hundred thousand companies as its clients, Interpolis is one of the largest insurers in the Netherlands and market leader in the agricultural sector. The company has cooperative leanings: this means working together to ensure continuity and certainty for clients. Profit is not the overriding goal. Interpolis operates mainly in the Dutch market. Its head office is in Tilburg.
www.interpolis.com


obvion

Obvion is a provider of mortgage finance, operating through independent agents. The company is a joint venture between Rabobank Group and Algemeen Burgerlijk Persioenfonds (the civil service pension fund). Obvion's strategy is founded on five core pillars: independence, speed and flexibility, teamwork, personal attention, and professional knowledge. In practice, these are reflected in a fast and reliable service, expertise and the aim of offering a complete and competitive range of products. Obvion has its office in Heerlen.
www.obvion.nl

12115-04-2005







Rabobank



Rabobank Group

Consolidated Financial Statements 2004 and other information

Contents

Financial Statements

Consolidated balance sheet at 31 December 2004 2
Consolidated profit and loss account for 2004 4
Cash flow statement 5
Notes 6
Notes to the consolidated balance sheet 13
Notes to the consolidated profit and loss account 31
Balance sheet of Rabobank Nederland at 31 December 2004 36
Profit and loss account of Rabobank Nederland for 2004 38
Notes to the balance sheet of Rabobank Nederland 39
Participating interests 51

Other information

Articles of Association provisions governing members' contributions to shortfalls 52
Articles of Association provisions governing profit appropriation and proposed profit appropriation of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) 52
Articles of Association provisions governing profit appropriation of local member banks 53
Appropriation of available profit of Rabobank Group 53
Foreign offices 54
Auditors' report 55

Consolidated balance sheet

at 31 December 2004 (after profit appropriation)

(in EUR millions)		2004		2003
Assets				
Cash (1)		7,204		7,117
Short-term government paper (2)		4,132		3,211
Professional securities transactions	26,134		30,199	
Other banks	14,454		11,720	
Banks (3)		40,588		41,919
Public sector lending	2,201		2,161	
Private sector lending	252,996		235,425	
Professional securities transactions	20,973		13,211	
Lending (4)		276,170		250,797
Interest-bearing securities (5)		91,889		71,141
Shares (6)		15,168		10,093
Participating interests (7)		510		201
Property and equipment (8)		3,927		3,964
Other assets (9)		5,468		4,984
Prepayments and accrued income (10)		30,033		9,878
Total assets		475,089		403,305

(in EUR millions)		2004		2003
Liabilities				
Professional securities transactions	22,898		20,180	
Other banks	73,368		62,676	
Banks (11)		96,266		82,856
Savings	77,737		71,559	
Professional securities transactions	4,119		3,309	
Other funds entrusted	110,267		97,703	
Funds entrusted (12)		192,123		172,571
Debt securities (13)		92,578		80,695
Other liabilities (14)		12,447		11,907
Accruals and deferred income (15)		34,314		12,513
Provisions (16)		20,752		19,177
		448,480		379,719
Fund for general banking risks (17)	1,756		1,679	
Subordinated loans (18)	2,091		2,211	
		3,847		3,890
Member Capital	3,841		3,853	
Revaluation reserves	136		222	
Other reserves	12,287		11,158	
Trust Preferred Securities III, IV, V and VI	1,879		-	
Reserves (19)		18,143		15,233
Third-party interests (20)		4,619		4,463
Group equity		26,609		23,586
Total liabilities		475,089		403,305
Contingent liabilities (21)		7,612		6,435
Irrevocable facilities (22)		30,114		26,117

Consolidated profit and loss account

for 2004

(in EUR millions)		2004		2003
Income				
Interest income (23)	18,773		17,794	
Interest expense (24)	12,524		11,838	
Interest		6,249		5,956
Income from securities and participating interests (25)		482		353
Commission income (26)	2,458		2,146	
Commission expense (27)	346		294	
Commission		2,112		1,852
Results on financial transactions (28)		312		170
Other income (29)		900		687
Total income		10,055		9,018
Expenses				
Staff costs (30)	4,029		3,770	
Other administrative expenses (31)	2,335		2,101	
Staff costs and other administrative expenses		6,364		5,871
Depreciation (32)		368		372
Operating expenses		6,732		6,243
Value adjustments to receivables (33)		525		575
Value adjustments to financial fixed assets (34)		(11)		(148)
Total expenses		7,246		6,670
Operating profit before taxation		2,809		2,348
Taxation on operating profit (35)		957		712
Operating profit/Group profit after taxation		1,852		1,636
Third-party interests (36)		316		266
Net profit		1,536		1,370

Cash flow statement

(in EUR millions)		2004		2003
Cash flow from operating activities				
Operating profit/Group profit after taxation		1,852		1,636
Adjustments for:				
- depreciation	368		372	
- value adjustments to receivables	525		575	
- value adjustments to financial fixed assets	(11)		(148)	
- movements in technical reserves relating to the to the insurance business	1,363		1,119	
- movements in other provisions	212		(280)	
- movements in accrued and deferred items	1,646		1,729	
		4,103		3,367
Cash flow from business operations		5,955		5,003
Movements in short-term government paper	(921)		(1,398)	
Movements in securities trading portfolio	(19,723)		2,665	
Movements in securitised loans	(963)		(50)	
Movements in banks	14,741		633	
Movements in lending	(25,898)		(26,120)	
Movements in funds entrusted	19,552		939	
Other movements from operating activities	(1,550)		4,609	
		(14,762)		(18,722)
Net cash flow from operating activities		(8,807)		(13,719)
Cash flow from investing activities				
Investments and purchases				
- investment portfolio	(24,469)		(24,222)	
- participating interests	(321)		(45)	
- tangible fixed assets	(534)		(686)	
		(25,324)		(24,953)
Disposals, redemptions and sales				
- investment portfolio	20,575		19,900	
- participating interests	11		15	
- tangible fixed assets	239		227	
		20,825		20,142
Net cash flow from investing activities		(4,499)		(4,811)
Cash flow from financing activities				
Movements in Member Capital and Trust Preferred Securities III, IV, V and VI		1,867		2
Movements in subordinated loans		(120)		1,450
Movements in debt securities		11,883		18,956
Payment on Member Capital and Trust Preferred Securities III, IV, V and VI		(237)		(215)
Net cash flow from financing activities		13,393		20,193
Net cash flow/movement in cash		87		1,663

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.

Notes

Basis of consolidation

The consolidated financial statements of Rabobank Group include the financial information of Rabobank Nederland and the local member banks, as well as the financial information of other group companies. The assets, liabilities and results of these companies are consolidated in full. Third-party interests are disclosed separately. Joint ventures are included in the consolidated financial statements in proportion to the Bank's share. Intercompany Account balances between the banking activities and the insurance activities are eliminated insofar as they arise from financing activities.
The consolidated financial statements form part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ('Rabobank Nederland') and are referred to as the financial statements of Rabobank Group.
The difference between the equity and results as presented in the financial statements of Rabobank Group and in the financial statements of Rabobank Nederland can be attributed to the equity and results of the local member banks affiliated to Rabobank Nederland, Rabohypotheekbank NV and Onderlinge Waarborgmaatschappij Rabobanken BA.
The financial statements have been drawn up in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Unless otherwise stated, all amounts disclosed in these notes are in millions of euros.

Changes in classification and accounting policies

Income from investments
Until 2004, Interpolis NV recognised its results on investments in shares and property using the indirect return method. An important characteristic of this method is that results recognised on investments are based on long-term average yields. As from 2004, Interpolis NV no longer uses this method. Instead, it takes the results realised on investments direct to the profit and loss account, the most widely used method throughout the world. This new method is in line with International Financial Reporting Standards (IFRS). This change in accounting policy has no effect on equity. The effects are only visible in the form of reclassifications in the profit and loss account, with no consequences for net profit for 2003. The figures for 2003 have been restated for comparative purposes. The income from securities and participating interests decreased by 166. The value adjustments to financial fixed assets were adjusted by the same amount.

Trust Preferred Securities I and II
Until 2003, Trust Preferred Securities I and II were recognised as equity. In line with developments in IFRS and their interpretation, it was decided to recognise the Trust Preferred Securities I and II amounting to 2,037 as group equity in the item subordinated loans as from 1 January 2004, as no discretionary power to make annual payments exists. Accordingly, amounts owed on Trust Preferred Securities I and II will be taken to the profit and loss account (formerly profit appropriation) for 2004 and subsequent years. The figures for 2003 have been restated for comparative

purposes. Interest expenses increased by 54 and the tax decreased by 21. The change in accounting policy has no effect on the Tier I ratio or the BIS ratio.

Derivatives

Until the previous year, a portion of the derivatives was netted off in the balance sheet at portfolio level. Derivatives are not netted off at portfolio level in the balance sheet at 31 December 2004. Depending on the contract, derivatives are recognised under prepayments and accrued income and/or under accruals and deferred income. As a result, total assets increased by approximately EUR 25 billion. The comparative figures have not been restated. The above-mentioned change has no effect on equity or result.

Insofar as other insights implied the need for reclassifications, the comparative figures have been restated. These reclassifications have no effect on results or equity.

Recognition of financial instruments in the balance sheet

A financial asset or a financial liability is recognised in the balance sheet as from the moment that the Group is entitled to the benefits or is committed to the obligations arising from the contractual provisions of the financial instrument. From the moment that these conditions are no longer met, a financial instrument is no longer recognised in the balance sheet. Financial assets and liabilities are netted off in the balance sheet if the Group is allowed to do so on the basis of legal or contractual provisions and has the intention to offset these assets and liabilities or to settle them simultaneously.

Accounting policies

General

These financial statements have been prepared under the historical cost convention. Departures, if any, from historical cost rules are mentioned separately. All assets are carried net of such diminutions in value as deemed necessary. The addition to the item value adjustments to receivables is determined on a dynamic basis.
The accounting policies applied by Interpolis NV are in accordance with the reporting requirements for insurance companies.

Premiums and discounts are included under prepayments and accrued income or under accruals and deferred income as appropriate, and are amortised over the term to maturity of the items concerned.

Derivatives

Derivative contracts relating to trading activities are included at their market value in the balance sheet, under prepayments and accrued income or under accruals and deferred income as appropriate. Changes in these market values are accounted for in the profit and loss account. The market value of derivative contracts relating to trading activities is determined taking into account the costs of eliminating market risk, the expected credit risk, cash adjustments and adjustments resulting from market developments.

Interest rate contracts relating to trading activities are stated at market value, which is based on the spot rate ruling at the balance sheet date. Gains and losses on these contracts are accounted for under results on financial transactions.
Other interest rate contracts are valued in line with the underlying assets and liabilities. Gains and losses are accounted for under interest in proportion to the expired term.

Foreign exchange contracts relating to borrowing and lending transactions are carried at a value calculated using the spot rate ruling at the balance sheet date. Gains and losses resulting from these transactions are accounted for under interest in proportion to the term to maturity. Other foreign exchange contracts are carried at the market price for the remaining term at the balance sheet date. Realised and unrealised exchange differences are taken to results on financial transactions.
Other contracts are carried at market value.

Foreign currency

Participating interests denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences that have not been hedged are taken to reserves. Other assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences are taken to results on financial transactions. Assets, liabilities and results of the insurance business denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences on assets and liabilities are taken direct to reserves insofar as they are for the Group's own account and risk.

Leasing

Amounts receivable on leases of movable and immovable property are included in the balance sheet under lending and banks.
Net income from lease contracts is taken to the profit and loss account under interest income.

Short-term government paper, interest-bearing securities and shares

Investment portfolio

The investment portfolio consists of securities forming part of fixed assets and held as investments in accordance with Rabobank policy. Bonds and other interest-bearing securities are carried at redemption value. The difference between redemption value and cost is accounted for in the balance sheet under prepayments and accrued income or accruals and deferred income as appropriate and taken to the profit and loss account under interest income evenly over the term of the securities concerned.

Bonds and other interest-bearing securities for which all or most of the interest income is received at the time of redemption are carried at cost rather than at redemption value. The value of these items is increased by a proportional part of the difference between cost and redemption value for the remaining term to maturity, calculated on the basis of compound interest. This increase is accounted for in the profit and loss account as interest income.

Gains and losses on the sale of bonds and other interest-bearing securities are taken to reserves, taking into account deferred taxation, and recognised as interest income over the remaining term to maturity of those securities. Gains and losses on securities sold on account of a structural reduction of the investment portfolio are taken direct to interest income.

Transfers of bonds and other interest-bearing securities from the investment portfolio to the trading portfolio, and vice versa, are made at market value. Resulting gains and losses are accounted for in the same manner as gains and losses on sales of either investment portfolio or trading portfolio securities, as appropriate.

Shares and other non-fixed income securities listed on a stock exchange are carried at year-end market value; those not listed are carried at estimated realisable value. Resulting unrealised differences in value are taken to a revaluation reserve, taking into account deferred taxation. Unrealised differences in the value of hedging contracts are treated in the same manner. Realised price differences are taken to the profit and loss account under income from securities and participating interests. Unrealised losses that cannot be charged to the revaluation reserve are taken to the profit and loss account under value adjustments to financial fixed assets.

The accounting policy for investments in separate investment funds (insurance business) is the same as the policy described above, except for unrealised differences in value on investments in shares and other non-fixed income securities, which are accounted for in the provision for price differences third parties.
Realised price gains and losses are taken direct to the profit and loss account.
Other investments for the account and risk of policyholders are carried at market value, increased with accrued interest where appropriate. Realised and unrealised differences in value are taken to the profit and loss account.

Trading portfolio

The trading portfolio is carried at market value or estimated realisable value at the balance sheet date. Valuation differences relating to the trading portfolio are accounted for under results on financial transactions. Repurchased own bonds and other interest-bearing securities for resale are carried at the lower of cost and market value.
The market value is determined taking into account the costs of elimi-

nating market risk, the expected credit risk, cash adjustments and adjustments resulting from market developments.

Certificates of deposit and commercial paper

Certificates of deposit and commercial paper qualifying as loans and advances are carried at face value. If they do not qualify as such, they are valued in the same way as bonds and other interest-bearing securities.

Temporary other investments

Temporary other investments are carried at market value determined individually for each investment. The resulting positive differences in value in relation to cost are taken to the revaluation reserve. Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments and reversals of them are taken to the profit and loss account under value adjustments to financial fixed assets, insofar as no reserve has been formed for them.

Participating interests

Participating interests over whose commercial and financial policy Rabobank exercises significant influence are carried at net asset value based on the latest financial information available.
Rabobank's share in the results of participating interests is taken to the profit and loss account under income from securities and participating interests.

Other participating interests are carried at current cost. The resulting positive differences in value in relation to cost are taken to the revaluation reserve for participating interests.
Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments, as well as reversals of them, are accounted for under value adjustments to financial fixed assets, insofar as no reserve has been formed for them.
Dividends received from other participating interests are taken to the profit and loss account under income from securities and participating interests.

Results of foreign offices denominated in foreign currencies are translated at the average rates for the financial year. Resulting translation differences are taken to the revaluation reserve.

Goodwill, being the difference between the cost and net asset value of participating interests, is charged direct to other reserves in the year of acquisition. Negative goodwill on the acquisition of participating interests is taken direct to the revaluation reserve. The revaluation reserve is transferred evenly to other reserves in proportion to the gains realised on the participating interests concerned.

Property and equipment

Property in use by the Bank

Bank buildings are carried at current cost, derived from their replacement value based on continuity and functionality.
This replacement value is arrived at by means of regular appraisals, so that each building is appraised at least once every ten years. The current cost of buildings not appraised in the year under review is adjusted based on building industry data.

Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Downward value adjustments that cannot be absorbed by the revaluation reserve are charged to the profit and loss account.
The current cost is depreciated on a straight-line basis over an expected useful economic life of at most 40 years.
Bank buildings under construction are carried at cost. No depreciation is charged during construction.
Buildings due to be sold are stated at their appraised realisable value.
Lump-sum ground rent of land held on a long lease is capitalised and amortised over a period not exceeding 40 years.

Property not in use by the Bank

Buildings not in use by the Bank are carried at current cost, i.e. at their net realisable value.

Changes in value resulting from this accounting policy are taken to the profit and loss account, taking into account deferred taxation, and a revaluation reserve is formed at the same time.
Immovable property acquired under foreclosure is carried at the lower of cost and net realisable value.
Construction projects in progress are carried at the lower of cost and net realisable value, net of payments received on account.

Property relating to the insurance business

All land and buildings are carried at current cost, i.e. the estimated private sale value, taking into account the expected return on investment and the nature and location of the property. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Appraisals of land and buildings in use by the Bank take place at regular intervals so that each item of property is appraised at least once every five years. Buildings under construction are carried at the direct construction costs incurred up to the balance sheet date, plus the contractual obligations entered into and net of any expected decrease in value upon delivery.
Land and buildings are not depreciated.

Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the items concerned.

Debt securities

Borrowings

Borrowings for which all or most of the interest charges are paid at the time of redemption are carried at their principal, plus a proportional part of the difference between the principal and redemption value for the remaining term to maturity, calculated on the basis of compound interest. The increase is accounted for in the profit and loss account under interest expense.

Provisions

Provision for pensions

The provision for pension obligations under defined benefit schemes is determined according to a method that calculates the discounted value of the pension obligations on the basis of the number of years of active service at the balance sheet date, the estimated salary at the expected date of retirement, indexation and the market rate of interest on high-quality bonds already being traded. Future indexation is assumed to be financed by the surplus interest on the investments.
To spread the pension charges evenly over the years, the expected return on the investments is incorporated in the calculations.
Differences between the expected and actual return on the investments, as well as any actuarial and other differences and adjustments, are not taken to the profit and loss account, unless the cumulative total of these differences and adjustments exceeds 10% of the larger of the obligations under the pension scheme and the fair value of the corresponding investments.
The portion that exceeds this limit is taken to the profit and loss account over the average future working lives of the scheme members.
The estimates of future factors are based on long-term studies carried out by Rabobank Group. These estimates are by definition uncertain and are therefore tested regularly and adjusted as necessary.

Provision for deferred taxation

The provision is formed for deferred tax liabilities resulting from temporary differences between the values for tax purposes and for financial reporting purposes and is stated at its discounted value. In the insurance business, the provision is stated at non-discounted value and is calculated taking into account the reserves recognised for tax purposes.
Deferred tax assets are recognised only insofar as they are likely to crystallise.

Technical reserves relating to the insurance business

Unearned premium reserve

The unearned premium reserve relates to non-life insurance only and represents the unearned portion of premiums written.
The reserve includes the ageing provisions for disability and sickness benefit policies.

Technical provision for life insurance

Life insurance liabilities are calculated in accordance with the net method on the basis of the most recently published mortality tables and discount rates of predominantly 4%. For life insurance policies concluded after 1 August 1999, a discount rate of 3% is used. The discount rate used for underwriting liabilities relating to savings mortgages is equal to the interest rate on the mortgage loans linked to the insurances. The provision is stated net of capitalised interest rate rebates and net of capitalised new-business commission incurred on life insurance policies with renewal premiums paid at regular intervals. Capitalised interest rate rebates on policies for which Interpolis bears the full investment risk are amortised to the profit and loss account evenly over a period of ten years. For policies for which Interpolis bears virtually no investment risk, amortisation is over the full term of the policy. This provision includes profit guarantees calculated according to actuarial principles.

Outstanding claims reserve

The outstanding claims reserve is formed for outstanding claims, including claims incurred but not yet reported in previous financial years. The reserve is either determined on an item-by-item basis or estimated on the basis of claims experience, and includes claims handling expenses payable.

The portion of the reserve for disability insurance claims is calculated on the basis of actuarial claims accrual factors, using a discount rate of 4%. For claims reported after 1 January 2001, a discount rate of 3% is used.

Provision for insurance for which policyholders bear the investment risk

The provision for these liabilities, insofar as the underlying investments are held in separate investment funds, is calculated in the same way as the provision for life insurance.

The provision for other types of insurance for which policyholders bear the investment risk are calculated in accordance with the carrying value of the underlying investments.

Other technical reserves

Other technical reserves include a reserve for catastrophe risks in the non-life business. In view of the international developments in the area of financial reporting, no additions will be made to this provision from 2003 onwards. Amounts are charged to the reserve if the total loss relating to catastrophe risks on an annual basis exceeds a pre-defined limit. Different limits have been set for the various sectors.

Other provisions

Other provisions, banking activities

During the term of the Collective Labour Agreement (CLA), employees who meet the CLA requirements can opt for early retirement at or around the age of 60.
A provision has been formed for employees who might be eligible in the future for the Voluntary Early Retirement Scheme.

The provision is calculated actuarially, using an average market rate of interest for all employees meeting the criteria and who are likely to make use of the scheme.
All other provisions are carried at their non-discounted value.

Other provisions, insurance business

The provision for price differences third parties relates to unrealised price differences, as at the balance sheet date, on investments in property and shares of separate investment funds. Results realised on the sale of property and shares are taken to the profit and loss account.

Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. These risks include risks arising on account of unforeseeable and therefore unquantifiable expenses, such as large misappropriations of funds, nationalisation, etc., on the one hand and expenses resulting from large, exceptional setbacks relating to lending, interest rates, currencies, etc., on the other. Movements in the fund are accounted for separately in the profit and loss account.
Expenses absorbed by amounts released from the fund are accounted for under the related items in the profit and loss account.
Movements in the fund are taken into account in determining the tax charge. The fund is presented in the balance sheet net of deferred tax assets.

Income and expenses

Interest, commission and other income are recognised in the financial year to which they relate.
Earned interest and commission whose collection is doubtful are not recognised as income. This applies in particular to unpaid interest and commission on loans and advances whose value has been adjusted because of a debtor's expected or actual default.
The same applies to the unpaid portion of interest and commission on those loans and advances whose value has been adjusted on account of country risks.
In determining the costs, accrued and deferred items are taken into account.
In calculating the tax charge, current tax relief facilities, and their interpretations, are taken into account, including additions to value adjustments of receivables and to the fund for general banking risks, which are taken into account in full.
Depreciation is charged in accordance with the notes to the item property and equipment.

Notes to the consolidated balance sheet

(in EUR millions)

1 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group operates, as well as a balance with the Dutch Central Bank required under its minimum reserve policy.

2 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with the central banks in the country of origin. Of the short-term government paper, 2 (-) is not readily available, as it has been pledged as security.
At cost: 4,132 (3,214).
At market value: 4,131 (3,211).

3 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.
The total amount includes amounts receivable on lease contracts of 100 (91), assets transferred under sale and repurchase transactions of 17,628 (14,210), and amounts receivable from non-consolidated participating interests of 16 (11).

4 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to clients other than banks.

	2004	2003
Breakdown of lending:		
- Public sector lending	2,201	2,161
- Private sector lending (corporate clients)	123,045	119,457
- Private sector lending (private individuals)	131,951	117,816
- Professional securities transactions	20,973	13,211
- Provisions for doubtful debts and country risks	(2,000)	(1,848)
Total lending	276,170	250,797

This item includes:		
- Loans and advances to participating interests	1	-
- Subordinated loans and advances to participating interests	154	98
- Other subordinated loans and advances	57	48
- Amounts receivable on lease contracts	12,850	11,905
Of which operating lease contracts	2,147	3,420
- Loans and advances guaranteed by public authorities	3,341	5,442
- Mortgages guaranteed by public authorities	13,140	10,921
- Other mortgages	169,969	149,603
Total home mortgages	130,375	116,101
Assets transferred under sale and repurchase transactions	2,711	3,901
Amount not readily available (pledged as security)	-	34
Breakdown of private sector lending by industry sector:		
- Agricultural sector	15%	16%
- Trade, industry and the services sector	33%	35%
- Private individuals	52%	49%

Movements in provisions for doubtful debts and country risks

	2004	2003
Balance at 1 January	1,934	1,785
Addition	525	575
Amounts charged to the provisions	(420)	(442)
Other movements, including currency translation differences	46	16
Balance at 31 December	2,085	1,934

2,000 (1,848) of the provision relates to lending, while the remainder of the balance relates to banks, interest-bearing securities and off-balance-sheet items.

Analysis by business unit

Movements in provisions for doubtful debts and country risks of the relevant business units.

	Domestic retail banking	Wholesale and international retail banking	Asset management	Leasing
2004				
Balance at 1 January	1,079	751	4	73
Addition	299	138	1	71
Amounts charged to the provisions	(179)	(152)	(3)	(86)
Other	14	10	1	10
Balance at 31 December	1,213	747	3	68
Impaired loans	2,211	1,488	6	364
2003				
Balance at 1 January	1,021	683	1	79
Addition	214	284	1	75
Amounts charged to the provisions	(171)	(184)	-	(80)
Other	15	(32)	2	(1)
Balance at 31 December	1,079	751	4	73
Impaired loans	1,817	2,115	5	380

Risk on non-OECD countries

	In Europe	In Africa	In Latin America	In Asia Pacific	Total	As a % of total assets
Economic country risk	1,385	262	3,742	4,492	9,881	2.1
(excluding derivatives) [1]						
Risk-reducing components:						
Loans and advances granted in local currency	13	-	798	868	1,679	
Third-party coverage of country risk	378	135	1,630	569	2,712	
Deduction for transactions with lower risk	787	37	432	569	1,825	
Net country exposure before provisions	207	90	882	2,486	3,665	0.8
						As a % of total provisions
Total provisions for economic country risk	2	2	121	61	186	8.9

1) Total assets, plus guarantees issued, securities and unused committed credit facilities.

5 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

	2004	2003
Interest-bearing securities of:		
- Public authorities	44,090	35,480
- Other issuers	47,799	35,661
Total interest-bearing securities	91,889	71,141
Breakdown of interest-bearing securities:		
- Investment portfolio	46,794	43,913
- Trading portfolio	42,972	26,068
- Securitised loans	2,123	1,160
	91,889	71,141
The portfolio includes:		
- Securities issued by group companies	401	84
- Subordinated securities	20	10
Listed securities	80,170	60,236
Unlisted securities	11,719	10,905
Falling due next year	1,932	11,040
Given on loan	145	660
Amount not readily available (pledged as security)	1,023	712
Assets transferred under sale and repurchase transactions	6,676	6,493
Investment portfolio at cost	45,079	42,799
Trading portfolio at cost	43,013	26,034
Movements in the investment portfolio:		
Balance at 1 January	43,913	40,946
Additions	22,872	22,214
Sales and redemptions	(19,097)	(17,638)
Currency translation differences and other movements	(894)	(1,609)
Balance at 31 December	46,794	43,913

6 Shares

This item consists of shares and other non-fixed income securities, and temporary other investments.

	2004	2003
Breakdown of shares:		
- Investment portfolio	7,727	7,532
- Trading portfolio	7,441	2,561
Total	15,168	10,093
Listed securities	11,857	6,277
Unlisted securities	3,311	3,816
Trading portfolio at cost	7,388	2,552
Temporary other investments included in total	3,112	3,405
Movements in the investment portfolio:		
Balance at 1 January	7,532	8,293
Additions	1,597	2,008
Sales	(1,478)	(2,262)
Revaluation	265	(65)
Changes in value and reversals	-	168
Other movements	(189)	(610)
Balance at 31 December	7,727	7,532
Total revaluations	349	238
Total diminutions in value	116	183

Other movements include changes in the value of investments for which policyholders bear the investment risk, and currency translation differences.

Breakdown of investment and trading portfolios

	2004	2003
Investment portfolio		
Dutch government	3,977	3,794
Other OECD states	20,313	22,169
Mortgage-backed securities	5,747	5,035
Other interest-bearing securities	16,932	13,111
Total interest-bearing securities and short-term government paper	46,969	44,109
Shares	7,727	7,532
Total investment portfolio	54,696	51,641
Trading portfolio		
Dutch government	3,166	2,021
Other OECD states	38,439	23,389
Mortgage-backed securities	-	184
Other interest-bearing securities	5,324	3,489
Total interest-bearing securities and short-term government paper	46,929	29,083
Shares	7,441	2,561
Total trading portfolio	54,370	31,644

7 Participating interests

This item represents the interests held in participating interests.

	2004	2003
Participating interests, of which:		
- Credit institutions	9	9
- Other	501	192
Total participating interests	510	201
Movements in participating interests:		
Net book value at 1 January	201	184
Additions	321	45
Disposals	(11)	(15)
Profit for the year	(3)	-
Revaluation and other movements	2	(13)
Net book value at 31 December	510	201
Total revaluations	18	18
Total diminutions in value	5	6

8 Property and equipment

This item consists of land and buildings, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Group, such as fixed assets acquired under foreclosure.

	2004	2003
Land and buildings in own use	2,424	2,477
Other land and buildings	849	814
Equipment	654	673
Total property and equipment	3,927	3,964
Capital commitments	171	124

Movements in property and equipment

	Land and buildings in own use	Other land and buildings	Equipment	Total
Net book value at 1 January	2,477	814	673	3,964
Additions	177	88	269	534
Disposals	(150)	(53)	(36)	(239)
Revaluation	25	9	-	34
Depreciation and diminutions in value	(102)	(7)	(249)	(358)
Exchange differences	(3)	(2)	(3)	(8)
Net book value at 31 December	2,424	849	654	3,927
Total revaluations	368	115	-	483
Total depreciation and diminutions in value	1,225	22	1,644	2,891

9 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading. This item includes amounts receivable, other than prepayments and accrued income, of 4,555 (3,731), including a tax receivable of 242 (385) in respect of corporate income tax and a deferred tax asset of 688 (360) with a non-discounted value of 658 (315).

10 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed. It includes options of 1,983 (1,674), of which client options amount to 202 (291). Client options relate to long positions in listed options held by Rabobank Nederland for the account and risk of clients. These options are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities. Until the previous year, derivatives were netted off in the balance sheet at portfolio level. Derivatives are not netted off in the balance sheet at 31 December 2004. Derivatives included in this item amount to 24,137 (845).

11 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans, of which debts secured by assets amount to 23,175 (20,180) and amounts owed to participating interests amount to 92 (288).

12 Funds entrusted

This item consists of funds entrusted by clients other than debt securities.

Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

This item includes funds entrusted by participating interests of 10 (28) and funds of 4,239 (4,412) secured by assets.

13 Debt securities

This item relates to non-subordinated bonds and other interest-bearing securities, such as certificates of deposit.

14 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

15 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable. It also includes obligations representing accrued holiday entitlements and additional leave days. It further includes derivatives amounting to 27,682 (-).

16 Provisions

This item represents provisions formed in respect of costs originating in the year under review or prior years, but to be incurred in future years, the aim being to spread these costs evenly over a number of years. It also includes best estimates of obligations and losses existing at the balance sheet date, the extent of which is still uncertain.

	2004	2003
Provision for pensions	**1,213**	1,208
Provision for deferred taxation	**190**	255
Technical reserves relating to the insurance business	**17,917**	16,554
Other provisions	**1,432**	1,160
Total provisions	**20,752**	19,177

Provision for deferred taxation

The non-discounted value of deferred tax liabilities amounts to 190 (255).

Provision for pensions (defined benefit schemes)

Weighted average of principal actuarial assumptions used in the valuation of these provisions at 31 December (% per annum):

	2004	2003
Discount rate	4.50	4.75
Expected salary accrual rate	3.00	3.50
Index of consumer price inflation	2.50 [2]	2.75

2) For 2004, voluntary indexation of 0.75% (1%) was used in calculating the provision.

	2004	2003
Movements in the provision for pensions can be summarised as follows:		
Defined benefit schemes		
Balance at 1 January	1,192	1,644
Addition charged to the profit and loss account	338	223
Release of actuarial results not recognised	(18)	20
Payments to pension funds	(316)	(718)
Acquisitions and other movements	3	23
Balance at 31 December	1,199	1,192
Defined contribution schemes		
Balance at 31 December	14	16

	2004	2003
The financial position at the end of the financial year can be summarised as follows:		
Total pension obligations	7,726	6,898
Total investments	(7,752)	(6,715)
Profits not yet recognised (corridor)	1,225	1,009
Provision for pensions	1,199	1,192

At 31 December 2004 is the percentage of cover of the Rabo Pension Fund (Stichting Pensioenfonds Rabobankorganisatie) 134% according to the rules of the supervisory body. The pensions of the main part of the employees in the Netherlands are handled by this pension fund.

The expected return on investments to cover pension obligations was 5.5% (7.5%) in 2004. The actual return in 2004 was approximately 9.3% (9.5%).

17 Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. The fund is stated net of deferred tax assets. In 2004, 77 was added to the fund because of the change in the Dutch corporate income tax rate in 2005.

18 Subordinated loans

This item relates to loans, whether or not in the form of debt securities, which, in the event of liquidation, rank for payment after all the Bank's other debts existing at that time. These subordinated loans include loans taken out relating to Trust Preferred Securities I and II, Roparco NV, Effectenbank Stroeve NV, ACC Bank and FGH Bank NV.

	2004	2003
Trust Preferred Securities I and II		
Balance at 1 January	2,037	650
Issued	-	1,388
Revaluation	(105)	(1)
Balance at 31 December	1,932	2,037

In 1999, 26 million non-cumulative Trust Preferred Securities with an expected distribution of 7% were issued by Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland. The total proceeds from this issue amounted to 650. As from 31 December 2004, Rabobank Capital Funding Trust has the right, after receiving prior written approval from the Dutch Central Bank, to repurchase these Trust Preferred Securities on each distribution date (once a quarter). The trust made no use of this right in the year under review.

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750 million. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.

The subordinated loan of Roparco NV is a loan of 26.3 bearing interest at a variable rate, which averaged 5.3% in 2004. The loan is open-ended, subject to a notice period of five years. The subordination can be lifted only after written approval from the Dutch Central Bank.

Interest charged to the year under review amounted to 1.4.

Effectenbank Stroeve NV has a subordinated loan consisting of two loans, namely a 2.3 loan bearing interest at 6.25% that is due to be repaid in 2009 and a 2.3 loan bearing interest at 6% that is due to be repaid in 2008. Interest charged to the year under review amounted to 0.1 and 0.1 respectively.

The subordinated loan of ACC Bank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008. Interest charged to the year under review amounted to 1.9.

The subordinated loan of FGH Bank NV consists of five loans. Two loans of 7.5 and 5 respectively, each bearing a variable rate of interest and repayable in 2011. A loan of 10 bearing a current interest rate of 6.25%, increasing to 6.75% after five years. The loan matures in 2012. A loan of 40 bearing a fixed rate of interest of 6% and repayable in 2012. A further loan of 0.7 bearing a variable rate of interest and repayable in 2012.

19 Reserves

	2004	2003
Reserves can be broken down as follows:		
Member Capital	3,841	3,853
Revaluation reserves	136	222
Other reserves	12,287	11,158
Trust Preferred Securities III, IV, V and VI	1,879	-
	18,143	15,233
Movements were as follows:		
Member Capital		
Balance at 1 January	3,853	3,851
Movement relating to market making	(12)	2
Balance at 31 December	3,841	3,853

Member Capital relates to the Member Certificates issued in 2000, 2001 and 2002. In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million shares. The total proceeds from this issue amounted to 1,000. In 2000, RLC granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years.
In 2001, RLC issued an additional 60 million shares. The total proceeds of this issue amounted to 1,575. In 2001, RLC granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2002, RLC II issued an additional 17 million shares. The total proceeds of this issue amounted to 1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years.
As at year-end 2004, the number of shares held by members and employees was 98,388,376 (98,239,416) with a net asset value of 2,528 (2,525) and 16,361,759 (16,421,276) shares with a net asset value of 1,725 (1,734).
Subject to the prior written approval of the Dutch Central Bank, the loan may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June. The loan granted by RLC II can be repaid ahead of schedule on 29 December 2012.
Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank Group shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised as reserves in proportion to the number of shares held by members and employees.
As a result, distributions are accounted for in the profit appropriation.

	2004	2003
Revaluation reserves		
Balance at 1 January	222	246
Revaluation	156	32
To/from other reserves	(11)	16
Released to profit and loss account	(231)	(72)
Balance at 31 December	136	222
This item includes the revaluation reserves for property, shares and participating interests.		

Other reserves		
Balance at 1 January	11,158	10,164
From/to revaluation reserves	11	(16)
Goodwill	(172)	(213)
Other movements	(9)	68
Payment on Member Capital and Trust Preferred Securities III, IV, V and VI	(237)	(215)
Net profit	1,536	1,370
Balance at 31 December	12,287	11,158
Goodwill paid in 2004 relates to Telia Finans AB and BGZ SA.		

Trust Preferred Securities III, IV, V and VI		
Balance at 1 January	-	-
Issued	1,879	-
Revaluation	-	-
Balance at 31 December	1,879	-

In 2004, four tranches of non-cumulative variable-interest shares were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%, after which the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from the Dutch Central Bank.

- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recently audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or

(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates and Rabobank Member Certificates II) or on securities of equal rank (pari passu);

subject to the proviso that no distribution becomes due should the Dutch Central Bank object (for example, if Rabobank Group's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

20 Third-party interests

This item relates to the share held by third parties in the capital of subsidiaries and other group companies.

	2004	2003
Balance at 1 January	4,463	4,507
Currency translation differences	(179)	(449)
Other movements	335	405
Balance at 31 December	4,619	4,463

Other movements relate principally to results and to the balance of shares issued and redeemed.

Breakdown of movements in group equity

		2004		2003
Group equity at 1 January		23,586		21,208
Group profit after taxation	1,852		1,636	
Movements in group equity:				
Goodwill	(172)		(213)	
Revaluation of financial assets	154		80	
Revaluation of fixed assets	47		15	
Release of revaluation reserves	(231)		(72)	
Translation differences on foreign offices and participating interests	(45)		(63)	
Movements in fund for general banking risks	77		-	
Other	(9)		68	
Total profit of group companies		1,673		1,451
Movements in Member Capital and Trust Preferred Securities III, IV, V and VI	1,867		2	
Payment on Member Capital and Trust Preferred Securities III, IV, V and VI	(237)		(215)	
Minority interests	(160)		(310)	
Movements in subordinated loans	(120)		1,450	
		1,350		927
Group equity at 31 December		26,609		23,586

Solvency

The main capital ratio requirements set by the Dutch Central Bank are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare the Bank's qualifying capital and core capital (Tier I) with the total risk-weighted assets and off-balance-sheet items and with the market risk exposure of the trading portfolios. The minimum requirements for total capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively. The following table shows the capital available to the Bank and the minimum capital required by the supervisory authority.

	2004	2003
Qualifying capital can be broken down as follows:		
Member Capital	3,841	3,853
Other reserves	12,287	11,158
Fund for general banking risks	1,756	1,679
Trust Preferred Securities III, IV, V and VI	1,879	-
Trust Preferred Securities I and II	1,932	2,037
Deductions Tier I capital	(14)	-
Part of third-party interests treated as qualifying capital	940	933
Tier I capital	22,621	19,660
Revaluation reserves	136	222
Deductions	(303)	(141)
Part of subordinated loans treated as qualifying capital	132	151
Qualifying capital	22,586	19,892

	Minimum required	2004 Available	Minimum required	2003 Available
Qualifying capital	15,887	22,586	14,626	19,892
Qualifying capital ratio	8	11.4	8	10.9
Tier I capital	7,943	22,621	7,313	19,660
Tier I ratio	4	11.4	4	10.8

Summary of remaining terms to maturity

(the 2003 figures are shown between brackets)

	Total	Withdrawable:				
		On demand / undated	≤3 months	>3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year
Assets						
Banks	40,588	1,202	32,880	3,492	1,344	1,670
	(41,919)	(1,218)	(34,760)	(3,672)	(1,783)	(486)
Lending	276,170	17,119	39,159	14,644	40,555	164,693
	(250,797)	(8,656)	(41,858)	(12,943)	(38,381)	(148,959)
Liabilities						
Banks	96,266	6,001	82,448	4,156	2,698	963
	(82,856)	(7,128)	(67,440)	(4,957)	(1,786)	(1,545)
Funds entrusted:						
- Savings	77,737	74,439	877	515	1,611	295
	(71,559)	(67,561)	(1,418)	(501)	(1,785)	(294)
- Other	114,386	47,014	50,603	3,494	6,319	6,956
	(101,012)	(46,876)	(29,661)	(14,834)	(6,903)	(2,738)
Debt securities	92,578	-	32,903	11,035	33,899	14,741
	(80,695)	(-)	(24,224)	(15,175)	(28,793)	(12,503)

Management and agency services

Management and agency services provided to third parties relate to all the Bank's activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

Foreign currency

Total assets denominated in foreign currencies amount to 133,959 (115,830).

Total liabilities denominated in foreign currencies amount to 151,185 (134,648).

The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of derivatives whose notional value is not disclosed in the balance sheet.

Part of the derivatives in foreign currencies relates to trading positions.

21 Contingent liabilities

This item relates to transactions in which the Group stands surety for commitments of third parties.

	2004	2003
Contingent liabilities consist of:		
- Guarantees, etc.	6,281	5,303
- Irrevocable letters of credit	1,010	943
- Other contingent liabilities	321	189
Total contingent liabilities	7,612	6,435

Of which contingent liabilities secured by assets: 10 (11).

22 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

	2004	2003
Unused credit facilities	29,726	25,876
Other	388	241
Total irrevocable facilities	30,114	26,117

Securities lending account

Shares valued at 2,147 (2,398) were received on loan.
These amounts are not included in the balance sheet.

Derivatives

Derivatives (financial instruments whose value is derived from another asset) assist the Bank in managing its market risk positions, especially its interest rate and currency exposure, without the Bank having to create balance sheet positions. The underlying values (notional values) serve only as computation variables and are therefore not disclosed on the balance sheet. Examples of derivatives are forward exchange contracts, swaps, futures, forward rate agreements and options. The notional values given below relate to derivatives offered by Rabobank Group primarily as a service to the large corporate clients of Rabobank Nederland and clients of local member banks, and for the Bank's own asset and liability management. A substantial portion of the derivative contracts is concluded in the context of trading activities.
The notional values are divided into short-term, medium-term and long-term.

(the 2003 figures are shown between brackets)	Notional value				Positive replacement value
	Total	< 1 years	1-5 years	> 5 years	
Interest rate contracts					
- Over the counter					
Swaps	1,315,059	740,836	339,604	234,619	15,352
	(1,237,924)	(779,443)	(299,095)	(159,386)	(17,199)
Forwards	232,007	207,700	24,302	5	84
	(224,695)	(177,707)	(46,979)	(9)	(70)
Options	94,298	13,728	31,026	49,544	1,110
	(79,161)	(5,721)	(15,606)	(57,834)	(860)
- Listed [3]					
Options	2,708	2,708	-	-	-
	(3,166)	(3,166)	(-)	(-)	(-)
Futures	284,389	284,355	34	-	-
	(182,274)	(141,317)	(40,747)	(210)	(50)
Foreign exchange contracts					
- Over the counter					
Swaps [4]	60,380	11,442	37,017	11,921	3,194
	(55,020)	(13,374)	(32,261)	(9,385)	(2,136)
Forwards	159,865	152,863	6,438	564	3,414
	(176,741)	(165,236)	(10,839)	(666)	(4,529)
Options	5,758	5,627	126	5	65
	(4,396)	(3,869)	(522)	(5)	(87)
Other contracts [5]					
Over the counter	5,114	1,510	3,424	180	340
	(3,992)	(1,416)	(2,139)	(437)	(119)
Other	4,003	4,003	-	-	-
	(2,658)	(2,658)	(-)	(-)	(-)
Total derivatives	2,163,581	1,424,772	441,971	296,838	23,559
	(1,970,027)	(1,293,907)	(448,188)	(227,932)	(25,050)

3) Listed: for contracts traded on the stock exchange that are subject to daily adjustments of margin commitments, no replacement value is given.
4) Foreign exchange contracts/swaps: including cross-currency interest rate swaps.
5) Other contracts: this includes share derivatives and derivatives linked to precious metals and commodities.

When two parties enter into a derivatives contract, this will result in due course in a payment obligation for one party, depending on the direction of movements in the market. This will be accompanied by credit risks for the Bank, which in practice will be only a fraction of the notional values of the derivative contracts.
For a better understanding of the volume of the derivatives activities and the related credit risks, the weighted and unweighted credit equivalents are also given in addition to the positive replacement value. The positive replacement value is the mark-to-market valuation of derivative contracts resulting in a claim on the other party that leads to a loss of profit in the event of default.
For a derivatives portfolio, the total credit risk forms a much better basis than the total notional value of the portfolio for making a comparison with other banking activities. In the event of parties remaining in default, this credit risk is just as important as a claim, whereas the notional value of the contract in that situation is generally of no importance. The notional values of the derivative contracts reflect the extent of Rabobank Group's operations in the markets concerned, but give no indication of the portfolio's exposure to credit or market risks.

The credit risk is measured by increasing the positive replacement value of the derivative contracts by a percentage of the notional value (unweighted credit equivalent). This percentage depends on the term and the nature of the contracts. In determining the own funds for solvency requirement purposes, the credit equivalents are weighted, the weighting factor depending on who the other party is, e.g. a government body, a bank or other party. The transaction party is usually a bank.

	Credit equivalent 2004		Credit equivalent 2003	
	Unweighted	Weighted	Unweighted	Weighted
Interest rate contracts	21,976	5,079	22,619	5,113
Foreign exchange contracts	9,438	2,347	9,379	2,366
Other contracts	512	182	297	94
Total	31,926	7,608	32,295	7,573

No netting agreements or guarantees are taken into account in calculating the credit risk. If netting agreements are taken into account, the positive replacement value of the entire derivative portfolio amounts to 7,116 (6,307), in which case the unweighted credit equivalent is 12,460 (11,225) and the weighted credit equivalent 3,510 (3,082).

A breakdown of notional values and credit equivalents by type of contract and transaction party is given below. The item trading includes derivative transactions on behalf of clients and for own account. The item balance sheet management relates to derivative transactions concluded to hedge normal banking risks.

			2004			2003
	Trading	Balance sheet management	Total	Trading	Balance sheet management	Total
Interest rate contracts	1,868,675	59,786	1,928,461	1,660,566	66,654	1,727,220
Foreign exchange contracts	216,234	9,769	226,003	224,744	11,413	236,157
Other contracts	9,106	11	9,117	6,515	135	6,650
	2,094,015	69,566	2,163,581	1,891,825	78,202	1,970,027

	Credit equivalent 2004		Credit equivalent 2003	
	Unweighted	Weighted	Unweighted	Weighted
Government	109	-	455	-
Banks	27,669	5,534	27,825	5,565
Other	4,148	2,074	4,015	2,008
	31,926	7,608	32,295	7,573

Notes to the consolidated profit and loss account

(in EUR millions)

23 Interest income

This item includes all interest income from account balances, loans and advances and interest-bearing securities, as well as income similar in nature to interest, such as loan commission.

Interest income from bonds and other securities bearing fixed rates or rates that vary in accordance with market rates amounted to 2,327 (2,331).
Interest income attributable to the insurance business amounted to 748 (716).

24 Interest expense

This item includes all interest expenses on funds entrusted, subordinated and non-subordinated loans and debt securities, as well as charges similar in nature to interest.
Interest expense attributable to the insurance business amounted to 678 (665).

25 Income from securities and participating interests

This item includes dividends and other income from securities and participating interests.

	2004	2003
Income from equity shares and other variable-yield securities	485	353
Profit of participating interests	(3)	-
Total income from securities and participating interests	482	353

Of which attributable to the insurance business: 129 (minus 32).

26 Commission income

This item relates to commission received for services provided to third parties not similar in nature to interest.

	2004	2003
Commission income can be broken down as follows:		
- Payment transactions	467	425
- Insurance broking	113	92
- Asset management	599	467
- Stockbroking	412	379
- Other	867	783
Total commission income	2,458	2,146

Of which attributable to the insurance business: 290 (280).

27 Commission expense

This item relates to commission paid for third party services not similar in nature to interest. Of which relating to stock-broking activities: 70 (82), and asset management: 143 (82).

28 Results on financial transactions

This item includes both realised and unrealised price and value differences on securities forming part of the trading portfolio, currency and other income from financial transactions, insofar as this income is not similar in nature to interest.

29 Other income

This item relates to income that cannot be classified elsewhere and does not represent extraordinary income, such as technical results on the insurance business, rent from leased property and results on project development. Of which attributable to the insurance business: 489 (393).

30 Staff costs

	2004	2003
This item consists of:		
- Wages and salaries	2,733	2,595
- Pension charges	373	254
- Social security charges	291	289
- Other staff costs	632	632
Total staff costs	4,029	3,770

Of which attributable to the insurance business: 441 (433).

The item pension charges also includes the costs relating to the Voluntary Early Retirement Scheme, including movements in the related provisions.

The average number of employees was 56,690 (57,576), of whom:

- abroad: 6,775 (6,230);
- in the insurance business: 5,910 (5,949).

Expressed in FTEs, the average number of employees was 50,533 (51,358).

31 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent and maintenance of buildings, etc. Of which attributable to the insurance business: 213 (207).

32 Depreciation

This item relates to the depreciation of fixed assets. Of which attributable to the insurance business: 25 (28).

33 Value adjustments to receivables

This item relates to downward value adjustments to loans and advances and provisions formed for commitments, as well as any releases thereof. Of which attributable to the insurance business: 1 (-).

34 Value adjustments to financial fixed assets

This item relates to downward value adjustments to interest-bearing securities and shares forming part of the investment portfolio and participating interests, as well any reversals thereof. Of which attributable to the insurance business: minus 10 (minus 214).

35 Taxation on operating profit

This item represents the tax charge on the profit on ordinary activities.

Of which attributable to the insurance business: 89 (78).

The tax burden rose from 30.3% in 2003 to 34.1% in 2004.

	2004	2003
Standard tax rate in the Netherlands	34.5	34.5
Effect of foreign tax rates	(2.4)	(4.4)
Effect of tax-free income in the Netherlands	(4.2)	(1.0)
Effect of change in tax rate	5.8	-
Other	0.4	1.2
Effective tax rate	34.1	30.3

36 Third-party interests

This item relates to third-party interests in the results of consolidated group companies.

Analysis by business unit

Partly as a result of consolidation effects, the figures of the principal business units below differ from those in the profit and loss account.

2004	Domestic retail banking	Wholesale and international retail banking	Asset management	Insurance	Leasing	Real estate
Interest	4,309	1,115	87	70	520	110
Commission	1,022	376	512	290	36	-
Other income	67	671	74	618	85	7
Total income	5,398	2,162	673	978	641	117
Staff costs	1,666	675	285	441	212	20
Other administrative expenses	1,723	414	173	213	134	11
Depreciation	186	31	18	25	12	1
Total operating expenses	3,575	1,120	476	679	358	32
Gross profit	1,823	1,042	197	299	283	85
Value adjustments to receivables	299	138	1	1	71	-
Value adjustments to financial fixed assets	-	(4)	-	(10)	-	-
Operating profit before taxation	1,524	908	196	308	212	85

2003	Domestic retail banking	Wholesale and international retail banking	Asset management	Insurance	Leasing	Real estate
Interest	4,193	1,120	89	51	491	23
Commission	935	315	445	280	34	1
Other income	45	519	120	361	44	8
Total income	5,173	1,954	654	692	569	32
Staff costs	1,680	598	274	433	176	4
Other administrative expenses	1,594	337	191	207	117	5
Depreciation	206	32	19	28	12	-
Total operating expenses	3,480	967	484	668	305	9
Gross profit	1,693	987	170	24	264	23
Value adjustments to receivables	214	284	1	-	75	
Value adjustments to financial						-
fixed assets	-	54	(2)	(214)	-	-
Operating profit before taxation	1,479	649	171	238	189	23

Income by region

	2004	2003
Total income	10,055	9,018
Of which generated in:		
The Netherlands	7,696	6,832
Other euro-zone countries	881	769
Rest of Europe	30	24
North America	987	950
Latin America	132	147
Asia	116	113
Australia	214	185
Other and consolidation effects	(1)	(2)
Total	10,055	9,018

Balance sheet Rabobank Nederland

at 31 December 2004 (after profit appropriation)

(in EUR millions)		2004		2003
Assets				
Cash (37)		6,197		5,959
Short-term government paper (38)		3,920		3,024
Professional securities transactions	26,062		29,871	
Other banks	97,575		82,826	
Banks (39)		123,637		112,697
Public sector lending	1,306		1,620	
Private sector lending	53,539		54,147	
Professional securities transactions	20,972		11,983	
Lending (40)		75,817		67,750
Interest-bearing securities (41)		64,754		47,781
Shares (42)		4,772		1,309
Participating interests in group companies (43)		7,327		6,459
Other participating interests (44)		240		47
Property and equipment (45)		261		276
Other assets (46)		2,227		2,195
Prepayments and accrued income (47)		32,351		9,712
Total assets		321,503		257,209

(in EUR millions)		2004		2003
Liabilities				
Professional securities transactions	22,210		19,487	
Other banks	98,486		83,753	
Banks (48)		120,696		103,240
Savings	729		375	
Professional securities transactions	4,106		1,740	
Other funds entrusted	63,326		53,837	
Funds entrusted (49)		68,161		55,952
Debt securities (50)		81,823		72,156
Other liabilities (51)		6,414		6,310
Accruals and deferred income (52)		33,335		10,713
Provisions (53)		2,024		1,811
		312,453		250,182
Fund for general banking risks (54)	460		439	
Subordinated loans (55)	7,548		5,774	
Share capital (56)	638		638	
Revaluation reserve (57)	(20)		56	
Other reserves (58)	424		120	
Equity		9,050		7,027
Total liabilities		321,503		257,209
Contingent liabilities (59)		9,193		8,511
Irrevocable facilities (60)		21,484		19,702

Profit and loss account Rabobank Nederland

for 2004 [6]

(in EUR millions)	2004	2003
Profit of participating interests after taxation	1,335	1,018
Other income/(expense) after taxation	(607)	(529)
Net profit	728	489

6) Prepared in accordance with Section 402 of Book 2 of the Netherlands Civil Code.

Notes to the balance sheet Rabobank Nederland [7]

(in EUR millions)

37 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group operates, as well as a balance with the Dutch Central Bank required under its minimum reserve policy.

38 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with the central bank in the country of origin.
At cost: 3,921 (3,028).
At market value: 3,920 (3,024).

39 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.

	2004	2003
This item includes:		
- Loans and advances to group companies	86,468	74,644
of which subordinated	184	126
- Assets transferred under sale and repurchase transactions	17,628	13,883

7) For the accounting policies, reference is made to the notes on pages 6 to 12.

40 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to clients other than banks.

	2004	2003
Breakdown of lending:		
- Public sector lending	1,306	1,620
- Private sector lending	53,539	54,147
- Professional securities transactions	20,972	11,983
Total lending	75,817	67,750
This item includes:		
- Loans and advances to group companies	32,853	30,290
- Subordinated loans and advances to other participating interests	154	97
- Assets transferred under sale and repurchase transactions	2,710	1,570
- Loans and advances guaranteed by public authorities	1,597	3,654
- Other mortgages	470	426
Total home mortgages	25	47
Breakdown of private sector lending by industry sector:		
- Agricultural sector	10%	12%
- Trade, industry and the services sector	90%	88%

41 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

	2004	2003
Interest-bearing securities of:		
- Public authorities	32,015	25,270
- Other issuers	32,739	22,511
Total interest-bearing securities	64,754	47,781
Breakdown of interest-bearing securities:		
- Investment portfolio	20,882	21,660
- Trading portfolio	42,506	25,848
- Securitised loans	1,366	273
	64,754	47,781
The portfolio includes:		
- Own securities	401	84
- Securities issued by group companies	460	108
Listed securities	57,016	41,440
Unlisted securities	7,738	6,341
Falling due next year	825	4,079
Given on loan	132	591
Assets transferred under sale and repurchase transactions	5,978	5,774
Investment portfolio at cost	18,332	19,818
Trading portfolio at cost	42,548	25,829
Movements in the investment portfolio:		
Balance at 1 January	21,660	18,943
Additions	11,171	11,058
Sales and redemptions	(12,145)	(7,257)
Currency translation differences and other movements	196	(1,084)
Balance at 31 December	20,882	21,660

42 Shares

This item consists of shares and other non-fixed income securities, and temporary other investments.

	2004	2003
Breakdown of shares:		
- Investment portfolio	25	34
- Trading portfolio	4,747	1,275
	4,772	1,309

Listed securities	4,747	1,274
Unlisted securities	25	35
Trading portfolio at cost	4,747	1,274
Temporary other investments included in total	3	15

Movements in the investment portfolio:		
Balance at 1 January	34	31
Additions	10	20
Sales	(7)	(9)
Diminutions in value and reversals	(12)	(8)
Balance at 31 December	25	34

43 Participating interests in group companies

This item includes the interests held directly in group companies.

	2004	2003
Participating interests, of which:		
- Credit institutions	2,464	2,711
- Other	4,863	3,748
Total participating interests in group companies	7,327	6,459

Movements in participating interests:		
Net book value at 1 January	6,459	7,572
Acquisitions/capital contributions	778	542
Disposals	(611)	(1,800)
Profit for the year	1,342	1,042
Revaluation, goodwill and other movements	(641)	(897)
Net book value at 31 December	7,327	6,459

44 Other participating interests

This item includes the interests held in other participating interests.

	2004	2003
Participating interests, of which:		
- Credit institutions	7	7
- Other	233	40
Total other participating interests	240	47
Of which listed	14	14
Movements in participating interests:		
Net book value at 1 January	47	59
Additions	202	3
Disposals	-	-
Loss for the year	(7)	(24)
Revaluation and other movements	(2)	9
Net book value at 31 December	240	47
Total revaluations	10	17
Total diminutions in value	1	1

45 Property and equipment

This item consists of land and buildings, equipment and other tangible fixed assets, as well as tangible fixed assets not in own use, such as fixed assets acquired under foreclosure.

	2004	2003
Land and buildings in own use	208	222
Equipment	53	54
Total property and equipment	261	276

Movements in property and equipment	Land and buildings in own use	Equipment	Total
Net book value at 1 January	222	54	276
Additions	21	24	45
Disposals	(2)	(1)	(3)
Revaluation	1	-	1
Depreciation and diminutions in value	(34)	(23)	(57)
Exchange differences	-	(1)	(1)
Net book value at 31 December	208	53	261
Total revaluations	72	-	72
Total depreciation and diminutions in value	214	228	442

46 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading. This item includes amounts receivable, other than prepayments and accrued income, of 1,988 (1,686), of which 60 (293) is a tax receivable and 676 (448) a deferred tax asset.

47 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed. It includes options of 1,568 (1,277), of which client options amount to 202 (291). It also includes derivatives amounting to 27,196 (759).

48 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans, of which amounts due to group companies amount to 30,883 (27,740), amounts due to other participating interests to 92 (288) and debts secured by assets to 22,210 (19,487).

49 Funds entrusted

This item consists of funds entrusted by clients other than debt securities. It includes funds entrusted by group companies of 8,756 (7,785) and by other participating interests of 10 (27), and funds entrusted secured by assets of 4,106 (1,740). Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

50 Debt securities

This item relates to non-subordinated bonds and other interest-bearing securities, such as certificates of deposit, of which the amount due to group companies is 1,418 (1,739).

51 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

52 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable. It includes derivatives amounting to 28,907 (-).

53 Provisions

This item represents provisions formed in respect of costs originating in the year under review or prior years, but to be incurred in future years, the aim being to spread these costs evenly over a number of years. It also includes best estimates of obligations and losses existing at the balance sheet date, the extent of which is still uncertain.

	2004	2003
Provision for pensions	1,165	1,201
Provision for deferred taxation	-	37
Other provisions	859	573
Total provisions	2,024	1,811

54 Fund for general banking risks

In 2004, 21 was added to the fund because of the change in the Dutch corporate income tax rate in 2005.

55 Subordinated loans

This item relates to the loans associated with the issue of Rabobank Member Certificates and the issue of Trust Preferred Securities.

	2004	2003
Loans associated with issue of Rabobank Member Certificates	3,737	3,737
Loans associated with issue of Trust Preferred Securities I and II	1,932	2,037
Loans associated with issue of Trust Preferred Securities III, IV, V and VI	1,879	-
	7,548	5,774

56 Share capital

This item represents the issued and fully paid-up share capital. All shares are held by local member banks.

	2004	2003
Movements were as follows:		
Balance at 1 January	638	636
Increase in accordance with the Articles of Association	-	2
Balance at 31 December	638	638

57 Revaluation reserve

This item represents the differences between the cost and carrying value of revalued assets, net of the related provision for deferred taxation.

	2004	2003
Breakdown of revaluation reserve:		
- Swap transactions involving interest-bearing securities	(10)	115
- Shares	57	3
- Participating interests	31	38
- Immovable property	104	58
- Exchange differences	(202)	(158)
Total revaluation reserve	(20)	56
Movements were as follows:		
Balance at 1 January	56	81
Transfer from other reserves	-	26
Revaluations	156	21
Released to profit and loss account	(232)	(72)
Balance at 31 December	(20)	56

58 Other reserves

	2004	2003
Movements were as follows:		
Balance at 1 January	120	14
Transfer to revaluation reserve	-	(26)
Other movements	(19)	70
Goodwill	(168)	(212)
Payment on Rabobank Member Certificates and Trust Preferred Securities III, IV, V and VI	(237)	(215)
Net profit	728	489
Balance at 31 December	424	120

The reserves may not be distributed to the members.

Summary of Rabobank Nederland remaining terms to maturity
(the 2003 figures are shown between brackets)

	Total					Withdrawable:
		On demand/ undated	≤3 months	>3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years
Assets						
Banks	123,637	5,437	47,304	13,235	39,007	18,654
	(112,697)	(5,502)	(45,280)	(13,123)	(29,786)	(19,006)
Lending	75,817	13,410	25,078	6,042	19,085	12,202
	(67,750)	(7,216)	(28,499)	(5,865)	(14,313)	(11,857)
Liabilities						
Banks	120,696	8,029	84,962	21,345	4,408	1,952
	(103,240)	(9,177)	(67,810)	(20,832)	(2,739)	(2,682)
Funds entrusted:						
- Savings	729	665	41	6	17	-
	(375)	(318)	(48)	(5)	(4)	(-)
- Other	67,432	7,409	44,277	2,307	6,083	7,356
	(55,577)	(10,394)	(23,650)	(13,085)	(5,658)	(2,790)
Debt securities	81,823	-	29,162	8,679	29,964	14,018
	(72,156)	(-)	(20,365)	(14,785)	(25,864)	(11,142)

Management and agency services

Management and agency services provided to third parties relate to all the Bank's activities.
The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

Foreign currency

Total assets denominated in foreign currencies amount to 115,676 (98,220).
Total liabilities denominated in foreign currencies amount to 136,340 (120,345).
The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions whose notional value is not disclosed in the balance sheet.
Part of the forward exchange transactions relates to trading positions.

59 Contingent liabilities

This item relates to transactions in which Rabobank Nederland stands surety for commitments of third parties.

	2004	2003
Contingent liabilities consist of:		
- Guarantees, etc.	7,839	7,341
- Irrevocable letters of credit	985	930
- Other contingent liabilities	369	240
Total contingent liabilities	9,193	8,511
Of which:		
- Contingent liabilities of group companies	4,008	3,740
- Contingent liabilities secured by assets	10	11

Securities lending account

Securities amounting to 2,147 (2,398) were received on loan. These amounts are not included in the balance sheet.

Liability undertaking

Pursuant to Section 403 of Book 2 of the Netherlands Civil Code, Rabobank Nederland has assumed liability for the debts arising from the legal transactions of a number of group companies.

Internal liability (Cross-guarantee system)

In accordance with Section 12 of the Credit System Supervision Act 1992 (Wet toezicht kredietwezen 1992), various legal entities belonging to the Rabobank Group are (internally) liable under an intragroup mutual keep well system. The participating entities are bound under this system, in the event of a lack of funds of a participating entity to satisfy its creditors, to provide the funds necessary to allow such deficient participant to satisfy its creditors.
The participating entities are:

- the local member banks of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
- Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam
- Rabohypotheekbank NV, Amsterdam
- Raiffeisenhypotheekbank NV, Amsterdam
- Schretlen & Co. NV, Amsterdam
- De Lage Landen International BV, Eindhoven
- De Lage Landen Financiering BV, Eindhoven
- De Lage Landen Trade Finance BV, Eindhoven
- De Lage Landen Financial Services BV, Eindhoven

60 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

	2004	2003
Unused credit facilities	21,476	19,701
Other	8	1
Total irrevocable facilities	21,484	19,702

Of which group companies: 1,308 (1,921).

Derivatives

The derivatives schedule included in the notes to the consolidated financial statements relates almost entirely to Rabobank Nederland.

Employees

The average number of employees was 7,016 (6,931).
Of which abroad: 2,102 (2,002).
Expressed in FTEs, the average number of employees was 6,796 (6,728).

Emoluments of members of the Supervisory Board of Rabobank Nederland

The total remuneration of current and former members of the Supervisory Board amounted to 1.2 (1.7). This amount is included under staff costs.

Emoluments of members of the Executive Board of Rabobank Nederland

The emoluments of current and former members of the Executive Board amounted to 10.0 (10.8). This amount is included under staff costs. It comprises 5.5 in salaries, 3.0 in performance-related bonuses, 0.5 in pension charges and 1.0 in other expenses.

Loans and advances to and guarantees given on behalf of members of the Executive Board of Rabobank Nederland amounted to 3.8 (4.5). For members of the Supervisory Board of Rabobank Nederland they amounted to 1.9 (1.9).

Utrecht, 7 March 2005

The Supervisory Board

L. Koopmans
L.J.M. Berndsen
T. de Boon
B. Bijvoet
W.F. Duisenberg
S.E. Eisma
M. Minderhoud
J.A.A.M. van Rossum
H.C. Scheffer
M.J.M. Tielen
A.W. Veenman
A.J.A.M. Vermeer
A.H.C.M. Walravens

The Executive Board

H. Heemskerk
D.J.M.G. baron van Slingelandt
J.C. ten Cate
P.J.A. van Schijndel
P.W. Moerland
A. Bruggink

Participating interests

Once the financial statements have been adopted, the list referred to in Sections 379 and 414 of Book 2 of the Netherlands Civil Code will be filed at the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Other information

A. Articles of Association provisions governing members' contributions to shortfalls

If, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the members at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit.
In the event that Rabobank Nederland is dissolved on account of its insolvency after it has been declared bankrupt, not only the members at that time but also those who ceased to be members in the year prior to the bankruptcy order shall be jointly liable.
The amount payable by each member or former member shall be in the same proportion to the shortfall as their individual balance sheet totals according to their latest adopted balance sheets are to the latest adopted balance sheet totals of all liable members and former members together. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall from them, the remaining members and former members shall be jointly liable in the same proportion for the amount not recovered.
In the event of a liquidation out of court, the inability to recover the share of one or more members or former members in the shortfall from them shall be deemed to exist if the liquidators, subject to the prior approval of the Supervisory Board, should waive the right of recourse because exercising the right would not lead to any recovery.
The amount for which members or former members are liable as referred to above shall never be more than 3% of their latest adopted balance sheet totals. Liable former members who contributed to earlier equity deficits shall be allowed to deduct the total amount paid earlier from the amount chargeable to them in the event of Rabobank Nederland's liquidation.

These Articles of Association provisions do not prejudice the guarantee given by the local member banks of Coöperatieve Raiffeisen-Boerenleenbank B.A. under the cross-guarantee system that they will fulfil the obligations of Rabobank Nederland without any financial limitation in the event of a shortfall in funds. The cross-guarantee system is described in detail in the notes to the balance sheet of Rabobank Nederland.

B. Articles of Association provisions governing profit appropriation and proposed profit appropriation of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

Articles of Association provisions governing profit appropriation

From the profit, a dividend may be paid, the amount of which shall be determined by the General Meeting on the proposal of the Executive Board. The profit then remaining shall, on the proposal of the Executive Board, be used by the General Meeting to improve the solvency position of Rabobank Nederland.
During the existence of Rabobank Nederland, the reserves shall not be distributed to the members, neither in whole nor in part. If Rabobank Nederland should decide at any time to wind up its business with a view to having it continued by another legal entity or institution, these reserves shall accrue to that other legal entity or institution.

Proposed appropriation of available profit of Rabobank Nederland

It is proposed to add the net profit to other reserves. The financial statements have been prepared on the assumption that the proposal will be adopted.

C. Articles of Association provisions governing profit appropriation of local member banks

The profit disclosed in the profit and loss account shall be added to the general reserve, which shall serve to extinguish any losses.

After the directors, subject to approval of the Supervisory Board, have tabled a proposal to that effect, the General Meeting may depart from the foregoing as follows: Of the amount which under the provisions of paragraph 1 of this article should be added to the general reserve the General Meeting may disburse at most one quarter but no more than an amount equal to 4% of the amount of the general reserve for purposes which it considers to be of local or general interest.

In no event may reserves be distributed to the members.

D. Appropriation of available profit of Rabobank Group

It is proposed to add the net profit to other reserves. The financial statements have been prepared on the assumption that the proposal will be adopted. The payments on Rabobank Member Certificates and Trust Preferred Securities III, IV, V and VI of 217 and 20 respectively were in the form of interim distributions. They were charged to other reserves.

E. Foreign offices

Europe

Belgium
Antwerp
Brussels
Temse
Zaventem
Denmark
Ballerup
Germany
Düsseldorf
Frankfurt
Langenhagen
Finland
Helsinki
France
Beauvais
Clichy
Paris
United Kingdom
Coventry
London
Watford
Guernsey
St. Peter Port
Republic of Ireland
Athlone
Ballina
Ballinasloe
Bandon
Carlow
Carrick-on-Shannon
Castlebar
Cavan
Clonmel
Cork
Drogheda
Dublin
Dundalk
Dungarvan
Ennis
Galway
Kanturk
Kilkenny
Kilrush
Letterkenny
Limerick
Listowel
Longford
Mallow
Monaghan
Mullingar
Naas
Navan
Nenagh
New Ross
Newcastlewest
Portlaoise
Roscommon
Skibbereen
Sligo
Thurles
Tralee
Tuam
Tullamore
Waterford
Wexford
Wicklow
Hungary
Budapest
Italy
Milan
Luxembourg
Luxemburg
Norway
Lysaker
Austria
Salzburg
Poland
Warsaw
Portugal
Lisbon
Russia
Moscow
Spain
Madrid
Turkey
Istanbul
Sweden
Malmö
Stockholm
Switzerland
Basel
Schlieren
Zürich

Americas

Argentina
Buenos Aires
Brazil
Barreiras
Canoas
Porto Alegre
Rio Verde
São Paulo
Uberlândia
Canada
Mississauga
Oakville
Saskatchewan
Toronto
Chile
Santiago
Curaçao
Willemstad
Cayman Islands
Cayman Islands
Mexico
Bosques de las
Lomas
Mexico City
United States
Amarillo
Atlanta
Bakersfield
Blythe
Boise
Boston
Brawley
Brownsburg
Calexico
Cedar Falls
Chicago
Chico
Coachella
Crookston
Dallas
Dinuba
Duluth
El Centro
Enid
Fresno
Gonzales
Great Falls
Greeley
Greenbrae
Hanford
Hemet
Holtville
Honolulu
Imperial
Indio
Johnston
Julian
Kearney
Kennewick
La Quinta
Los Angeles
Marion
Mcook Lake
Memphis
Naples
New Jersey
New York
Ontario
Orange
Otterbein
Palm Desert
Palm Springs
Rapid City
Reedley
Rosamond
Roseville
San Francisco
Santa Maria
Spokane
St, Louis
Sterling
Stockton
Tecate
Thousand Palms
Toledo
Twin Falls
Visalia
Washington
Waukee
Wayne
West Marshall
White Plains
Wichita
Wilmington
Windsor
Winnebago

Australia

Adelaide
Albany
Armidale
Atherton
Ayr
Berri
Brisbane
Bunbury
Cloncurry
Cooma
Dalby
Darwin
Dubbo
Emerald
Esperance
Forbes
Geraldton
Goondiwindi
Goulburn
Griffith
Horsham
Ingham
Kadina
Launceston
Longreach
Mackay
Melbourne
Merredin
Moora
Moree
Mount Gambier
Narrogin
Orange
Perth
Port Lincoln
Rockhampton
Roma
Sale
Shepparton
Swan Hill
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool
New Zealand
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Waipukurau
Wanganui
Wellington
Whangarei

Asia

China
Beijing
Hongkong
Shanghai
India
Mumbai
New Delhi
Indonesia
Jakarta
Japan
Tokyo
Singapore
Singapore
Taiwan
Taipei
Thailand
Bangkok

F. Auditors' report

Introduction

We have audited the 2004 financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, of which the financial statements of Rabobank Group form a part, as included in this report. These financial statements are the responsibility of the Executive Board of Rabobank Nederland. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board of Rabobank Nederland, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Rabobank Nederland at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Utrecht, 7 March 2005

for Ernst & Young Accountants

N.M. Pul   Chr.J. Westerman

Colophon

Published by
Rabobank Nederland
Communications

Art-direction en design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk, Amsterdam

Internet
Info.nl, Amsterdam
SiteManagement
C&F Report, Amsterdam

Production co-ordination
Kobalt B.V. Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Publication
This publication and the separate 'Rabobank Group Annual Report 2004' together from the Annual Report, Financial Statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing
After they have been adopted, the 'Rabobank Group 2004 Financial Statements and other information' will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Disclaimer
This Report is a translation of the Dutch Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following annual/interim reports:

- Annual Report 2004 (in Dutch and English)
- 2004 Consolidated Financial Statements and other information (In Dutch and English)
- Annual Report 2004 People, Planet, Profit (In Dutch and English)
- Interim Report 2005 (In Dutch and English, to be published in September 2005)

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0) 30 - 216 22 98
Fax +31 (0) 30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl

All Annual Reports are also available on the internet:
www.rabobankgroep.nl/report


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